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REGISTRANT'S NAME Marubeni Corporation

*CURRENT ADDRESS 4-2, Ohtemachi 1-Chome
Chiyoda-Ku, Tokyo
100-8088
Japan

**FORMER NAME PROCESSED

**NEW ADDRESS NOV 04 2002

THOMSON FINANCIAL

FILE NO. 82- 616 FISCAL YEAR 3/31/00

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DATE : 10/25/02


Verkhoyansk
Arctic Circle
Yakutsk
Amga
Kirensk
Kalakan
Chita
Harbin
Jilin
Changchun
Fushun
Anshan
NORTH
KOREA
Seoul
SOUTH KOREA
Taegu
Pusan
YELLOW
SEA
Hiroshima
Kobe
Kyoto
Tokyo
Yokohama
Nagoya
Osaka
KYUSHU
JAPAN
Baotou
Beijing
Taiyuan
Jinan
Qingdao
Zhengzhou
Xuzhou
Nanjing
Suzhou
Wuhan
Shanghai
Hangzhou
Ningbo
Wenzhou
Taipei
TAIWAN
Kaohsiung

MARUBENI CORPORATION

ANNUAL REPORT 2000

Corporate Profile

Marubeni was founded in 1858. The Company is one of Japan's leading general trading houses (*sogo shosha*), with operations that encompass domestic, import, export and offshore trade and investment activities, and range from the development of natural resources to the retail marketing of finished products. The Company conducts these operations through a worldwide business network.

Marubeni is implementing a three-year master policy called VISION2000, launched in April 1998. Through this initiative, we are endeavoring to strengthen overall Group competitiveness. In April 1999, we began the two-year VISION2000 Restructuring Plan. Guided by these initiatives, we are focusing on expanding earnings by concentrating on core businesses and raising asset efficiency.

Contents

Disclaimer Regarding Forward-Looking Statements

This annual report contains forward-looking statements about the performance and restructuring plans of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.

These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.


Fiscal 2001
Target
Consolidated
return on
equity of 10%
Four Focuses
Retail
services
Information and
communications
and utility
services
Processing and
selling high-
value-added
materials
Resources
development
and trading
Information
Risk
management
Finance
Logistics
Development
and
organization

GROWTH STRATEGY

A MESSAGE FROM THE PRESIDENT

Fiscal 2000 in Review

A Turning Point

Marubeni celebrated its 50th anniversary in fiscal 2000, ended March 31, 2000. The year was also an important borderline between today's and tomorrow's Marubeni.

In fiscal 1999, we launched a three-year master policy called VISION2000. Through this initiative, we have endeavored to strengthen overall Group competitiveness. In April 1999, we launched the two-year VISION2000 Restructuring Plan to accelerate reforms to our financial position and management systems in response to domestic and international changes in the operating environment. Our companywide restructuring effort is discarding our traditional management pursuit of profits through scale, focusing instead on expanding earnings by concentrating on core businesses and raising asset efficiency.

Economic Environment

The economic environment clearly improved in fiscal 2000. The United States went from strength to strength. Europe recorded steady economic growth. In other Asian countries, exports soared in line with global demand for information technology equipment. Aggressive fiscal stimulus packages began to bear fruit throughout Asia. Stable regional stock prices and currencies helped financial markets regain lost ground. Even Thailand and

FINANCIAL HIGHLIGHTS

Marubeni Corporation
Years ended March 31, 2000 and 1999

	Millions of yen		Percentage change	Thousands of U.S. dollars
	2000	1999		2000
For the year:				
Total volume of trading transactions	¥10,222,442	¥11,960,157	(14.5)%	$96,438,132
Gross trading profit	453,496	522,356	(13.2)	4,278,264
Income (loss) before income taxes and equity in earnings (losses)	5,419	(149,904)	—	51,123
Net income (loss)	2,060	(117,729)	—	19,434
At year-end:				
Total assets	5,584,353	6,511,841	(14.2)	52,682,575
Total shareholders' equity	324,301	354,017	(8.4)	3,059,444
	Yen		Percentage change	U.S. dollars
Amounts per 100 shares:				
Basic earnings (loss)	¥138	¥(7,880)	—	$1.30
Diluted earnings (loss)	138	(7,880)	—	1.30
Cash dividends	—	300	—	—

Note: U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing exchange rate of ¥106 to US$1 as of March 31, 2000.

Indonesia, which the Asian economic crisis hit hardest, started to move ahead in response to government-led moves to process nonperforming assets. Asia still has far to go before a complete turnaround. Nevertheless, the recovery outlook was generally positive. Japan continued to suffer from excess employment and production capacity. The economy moved forward somewhat, however, because of a recovery in exports to other Asian markets and higher information and communications equipment investments. Consumer spending improved significantly, particularly for personal computers and mobile telephones.

Operating Performance

The total volume of trading transactions and gross trading profit declined in fiscal 2000, primarily because of operational and organizational changes we made under the VISION2000 Restructuring Plan. We registered net income of ¥2.1 billion as the addition of ¥68.0 billion in proceeds from asset divestments offset ¥91.5 billion in restructuring costs.

Steady Restructuring Achievements

Our VISION2000 restructuring efforts have focused on four principal areas, detailed below, in line with efforts to become a stronger global player and build a firmer financial position.

Financial Restructuring

We are building a foundation to achieve a consolidated return on equity of 10% and improve our long-term credit rating. To these ends, we are trimming our balance sheets and cutting interest-bearing debt and selling, general and administrative costs. At March 31, 2000, consolidated total assets were down ¥0.9 trillion, to ¥5.6


Total Volume of Trading Transactions
(Trillions of yen)
16
12
8
4
0
13.5
14.0
13.6
12.0
10.2
1996 1997 1998 1999 2000


Net Income
(Billions of yen)
24
16
8
0
-200
15.1
20.1
17.2
-117.7
2.1
1996 1997 1998 1999 2000


Total Assets
(Trillions of yen)
10.0
7.5
5.0
2.5
0
7.6
7.6
7.4
6.5
5.6
1996 1997 1998 1999 2000

trillion. Net interest-bearing debt was ¥0.6 trillion lower, at ¥3.3 trillion. We are making solid progress toward our total asset and net interest-bearing debt goals of ¥5.3 trillion and ¥3.0 trillion, respectively, by the end of March 2001. In fiscal 2000, selling, general and administrative expenses dropped ¥46.7 billion, to ¥411.5 billion, well above the targeted reduction amount of ¥30.0 billion set at the start of the term.

Business Restructuring

During the term, we started reviewing our business investments in keeping with market-based standards. Our objective is to reduce the proportion of unprofitable operations by liquidating loss-making and noncore businesses while cutting the number of consolidated subsidiaries. We liquidated or sold 102 consolidated subsidiaries in fiscal 2000 and we newly consolidated 59 companies. As of year-end, therefore, we had 646 consolidated subsidiaries, from 689 a year earlier. By the close of the term, 26% of these subsidiaries were unprofitable, a dramatic improvement on the 33% recorded at the close of fiscal 1999.

We will continue to reevaluate our business investments in the year ahead. Our target for March 31, 2001, is to have around 500 consolidated subsidiaries, of which less than 20% would be unprofitable.

Personnel Restructuring

Along with trimming our balance sheets and liquidating loss-making and noncore businesses, we shrank our payroll in fiscal 2000.

Marubeni had 5,051 employees as of April 1, 2000, down 804 from 12 months earlier. We achieved this level well ahead of our target structure of 5,000 employees by the end of March 2001.

Organizational and Management System Reforms

To make our in-house management system more market-oriented, in fiscal 2000 we introduced an internal capital system and regularly checked divisional balance sheets. We also instituted exit-rule guidelines for subsidiaries based on their financial results. In April 2000, we brought out a new performance-based remuneration system. We reorganized our business groups into 12 divisions, each supervised directly by the president, to accelerate decision-making and implementation. Finally, we established the Risk Management Division to more systematically oversee our risk exposure.

Marubeni and the Information Technology Revolution

The information technology revolution is transforming Marubeni's operating foundations, business models and corporate culture as a general trading house. We view information technology as both a challenge and opportunity, so are doing our utmost to try new business approaches through the Internet.

Reinforcing Our Intermediary Capabilities

Some say that the Internet will make general trading houses like Marubeni superfluous by taking over their roles as intermediaries. Our response is as follows.

First, it is clear that the players most likely to succeed in e-commerce are those who truly understand transaction flows, customer needs and other business fundamentals. E-commerce, particularly the business-to-business (B2B) segment, offers us massive business opportunities as a general trading house because of our worldwide customer base and services that range from logistics to settlements.

Second, e-commerce is progressing to where markets and communities are forming over networks, where we can build new leadership positions.

We are convinced that the business model revolution that e-commerce has triggered reinforces our intermediary functions rather than eliminates them. These considerations prompted us to create the Solutions Department in October 1999 and work companywide to innovate business models that embrace the Internet.

In terms of vendor relationships, our greatest asset, we believe that we can solidify these ties through two-way B2B e-commerce.

Creativity and Speed

Early in fiscal 2001, Marubeni started an open forum on a virtual intranet site where people can debate new business ideas. The site enables us to seek new business partners within the company to undertake such businesses. We plan to open this forum to outsiders to encompass both internal and external entrepreneurs. By taking full advantage of the promise of information technology, we aim to build a highly creative, speedy corporate culture.

Beyond Restructuring

Four Focuses

We are prioritizing four areas in preparation for the March 2001 completion of our restructuring plan. These fields are:

- Retail services
- Information and communications and utility services
- Processing and selling high-value-added materials
- Resources development and trading

There is massive growth potential in retail services, information and communications and utility services as a result of the information technology revolution and deregulation. We have already launched several promising projects in global Internet communications services, domestic information technology services, and electric power businesses. We will allocate far more resources to new fields in the years ahead that should become important earnings bases.

The processing and sale of high-value-added materials and resources development and trading have long been profit foundations for Marubeni as a general trading firm. Economic globalization and the emergence of megamanufacturers through large mergers and acquisitions make it important for Marubeni to take advantage of these developments by concentrating resources on high-value-added businesses and thereby boosting earnings. At the same time, we are fashioning new trading house functions by aggressively pursuing B2B e-commerce. We have much to our credit in this respect. For example, we established an Internet market for steel trading and set up a global interactive site for engineering plastics.

Priority Markets

Japan is our most important market. Growth here depends on how we realize business models that take advantage of changes stemming from the Internet revolution and from the impact of deregulation on the industrial structure.

We own a high-speed Internet backbone through Global Bandwidth Solutions Inc. This subsidiary has linked its network to fiber-optic cables in which it has invested to create a truly worldwide reach. We aim to lead Japan's Internet market by providing communications services for Internet businesses and by mounting our own e-commerce platforms on this backbone. In utility services, the liberalization of the electric power business and other deregulation afford excellent growth potential. As part of our alliances with France's VIVENDI Group, which boasts considerable expertise in the power business, we have formed Marubeni Vivendi Environment, a joint venture that develops private sector utility services projects.

Building Corporate Value

Marubeni aims to become a valuable enterprise by drawing on its information resources, creativity, and comprehensive strengths to identify and build value. We must reinforce five capabilities to heighten our presence as a global player. These are:

- Information
- Finance
- Risk management
- Logistics
- Development and organization

These areas have always been integral to our business. Nevertheless, we need to improve them in response to a much harsher operating environment. Changes include market globalization, expanding information networks, and deregulation, which have intensified competition by opening new doors to companies from other industries or from overseas. It is crucial for us to seize, rather than await, new opportunities in major operations. By reinforcing our capabilities in five key areas, we are certain that we can build a stronger Marubeni and cultivate new businesses.

Outlook for Fiscal 2001

The operating environment in fiscal 2001 should improve significantly. Despite stock price volatility, the U.S. economy should avoid inflation through tight monetary controls and improved productivity. Europe should enjoy high growth on the strength of increased capital investments and steady consumption.

Asian economies will probably progress steadily in keeping with ongoing economic structure reforms and government support. Higher foreign capital inflows will also help.

In Japan, we expect corporate information technology spending to continue rising. Private sector earnings will likely rise as a result of restructuring; personal consumption should recover.

We and all Marubeni employees will do our best to take advantage of these operating conditions and achieve a return on equity of 10%, a key goal under VISION2000. We will keep fulfilling our obligations as a good corporate citizen by continuing to address environmental issues. We hope that you will continue to support and encourage us in these endeavors.

July 2000



Tohru Tsuji, President and CEO, Director



New Management System

Marubeni changed its management system in April 2000. Seven Members of the Corporate Management Committee oversee and support specific operations while formulating companywide management strategies.

As part of the changes, we reorganized our eight operating groups and their 20 divisions into 12; they report directly to the President and CEO. This change has slashed the number of authorization stages, thus accelerating decision-making.

Administrative operations use macro controls to formulate groupwide financing plans and oversee risk exposure. We reduced the number of administrative departments from 21 to 17. To centralize risk controls for the Marubeni Group, we created the Risk Management Division.

The chart below shows our new management system.

Board of Directors

The board comprised 37 directors as of July 2000. The board deliberates and decides on matters governed by laws and Marubeni's Articles of Incorporation. To reinforce management oversight, the board allows two external and two internal auditors to attend its meetings. The President and CEO chairs the board's monthly gatherings.

Corporate Management Committee

This committee comprises the President and CEO and Members of the Corporate Management Committee. It meets twice monthly to decide on important management and operational matters, including significant organizational and personnel changes and proposals.

Committee of Chief Operating Officers

This committee includes the President and CEO, Members of the Corporate Management Committee and the Chief Operating Officers (COO) of the 12 operating divisions. It convenes quarterly to deliberate on management plans; budget, settlement, and financing plans; and other business matters.



General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Board of Directors
President
Corporate Management Committee
Committee of Chief Operating Officers
12 Operating Divisions
Corporate Staff Group
(One Division and 17 Departments)

IT Business Division

Utility & Infrastructure Division

Plant & Ship Division

Transportation & Industrial Machinery Division

Energy Division

Metals & Mineral Resources Division

Iron & Steel Division

Chemicals Division

Forest Products & General Merchandise Division

Agri-Marine Products Division

Textile Division

Development & Construction Division

IT Business Division

For the past few years, the IT Business Division has been building a high-capacity cable network to satisfy the increasing telecommunications demand resulting from the rapid popularization of the Internet. As part of this effort, it built the FLAG cable, which connects Japan and the United Kingdom, and PC-1, which connects Japan and the United States. In Japan, the division established Global Access Ltd. as a Type I Carrier to create a global network linking Japan's telecommunications hubs of Tokyo, Nagoya and Osaka with FLAG and PC-1.

The division also established Global Bandwidth Solutions, Inc. (GBS), with which it merged core operations, to take advantage of its domestic and overseas assets and offer better Internet services for consumers.

As well as through GBS services, the division has been working on various businesses that respond to the integration of broadcasting, telecommunications and computers. Examples include the construction of a telecommunications plant in Asia and Africa and mobile phone services through Marubeni Telecom Co., Ltd., and a joint venture established with Ericsson. The division is also involved in cable television, operates broadcast and communications satellites, runs a contents business, and wholesales hardware and software through Kanto Electronics Corporation. The division retails PCs and software products through Sofmap Co., Ltd., and sells advanced medical equipment through Meditec Corporation.

The IT Business Division will continue to focus on creating value for customers and will provide e-commerce and other comprehensive solutions services.

Main Products

- **Multimedia** CATV operations, audio visual/game software contents production & distribution, BS & CS satellite broadcasting, ASP (application service provider) and network business for e-billing and e-commerce
- **Communications** Outside plant, transmission equipment, switching equipment, access equipment, mobile communication system, IP network equipment, automatic finger identification system, Internet service provider, ASP, call center business
- **Electronics & Medical** PCs, computer peripheral devices, network related hardware, PC software, e-commerce transaction services, system integration services, factory automation/office automation systems, semiconductor related equipment, IC's & electronic devices, advanced medical equipment & materials, health care network services, services related to assisting the elderly and handicapped


FLAG
PC-1

Japan

Global fiber optic network for broadband communication


AC-1
FA-1
PC-1
FLAG
AC-1
FA-1
MAC
PAC
SAC

Comprehensive Communications Services

Marubeni enhanced its worldwide information and communications businesses with GBS, which it established in July 1999 in New York.

GBS enjoys a competitive edge through its ownership of the FLAG cable between Japan and the United Kingdom, the cross-Atlantic FA-1, and the PC-1 cable linking Japan and the United States. Through subsidiary Global Access Ltd., Marubeni also owns a domestic trunk line network and a building called ComSpace, which was specially designed to house telecommunications and networking equipment. Group company AboveNet Japan K.K. also has platforms.

All these operations allow Marubeni to provide total solutions in network communications businesses like e-commerce and e-banking. In Japan, GBS has established affiliates that have obtained Type I Carrier and Special Type II Carrier licenses to deliver comprehensive communications services.

Japanese Subsidiary of CyberSource Established

In April 2000, Marubeni jointly established a Japanese subsidiary of CyberSource Corporation of the United States. CyberSource is renowned for its superior proprietary e-commerce solutions and transaction technologies. These capabilities cover overall back-end operations, including settlements and advanced safety features. This new operation will help Marubeni expand its e-commerce.

Jointly Producing and Purchasing Hollywood Movies

Marubeni recognizes the importance of the contents business. The emergence of multichannel satellite broadcasting and digital versatile disks (DVDs) and newer types of storage media will increase demand for audiovisual contents. Marubeni aims to increase its holdings of superior contents like Hollywood movies and make them a stable earnings source. As part of this drive, the Company jointly produces and distributes Hollywood films with Toho Towa and Nippon Herald Films, Inc.

Domestic Sales Rights Secured to da Vinci Surgical Robot

In 1999, Marubeni secured the exclusive sales rights in Japan to da Vinci, a surgical robot system made by Intuitive Surgical Inc., of the United States.

Intuitive Surgical is based in Silicon Valley. The company developed da Vinci by combining robot technologies and three-dimensional imaging technologies with high-performance computers to develop revolutionary, minimally invasive surgical systems. Marubeni develops and domestically markets advanced medical equipment that helps cut treatment costs and enhance the quality of life.

Debit Card Business Introduced

Marubeni entered the consumer settlement business by acquiring a stake in the Japan Settlement Information Center, Ltd., which provides J-Debit services. J-Debit makes it possible for more than 300 million bank cash cards in issue to be used as debit cards for shopping and looks set to become the third major consumer transactional tool after cash and credit cards. Marubeni plans to expand J-Debit usage through Internet-based services.


Payment Services
Tax Services
Risk Management Services
Distribution Control Services
Fulfillment Management Services
Gift Certificate & Promotional Services

Services provided by CyberSource



The da Vinci system installed in an operating room



Debit card



Marubeni jointly produced and distributed "Any Given Sunday"
Director: Oliver Stone
Cast: Al Pacino, Cameron Diaz

IT Business Division

Utility & Infrastructure Division

Plant & Ship Division

Transportation & Industrial Machinery Division

Energy Division

Metals & Mineral Resources Division

Iron & Steel Division

Chemicals Division

Forest Products & General Merchandise Division

Agri-Marine Products Division

Textile Division

Development & Construction Division

Utility & Infrastructure Division

Marubeni established the Utility & Infrastructure Division in April 2000. The division is involved in domestic and overseas power projects and infrastructural areas like water and waste treatment, railways, and other transportation projects.

In the power sector, the division serves conventional engineering-procurement-construction (EPC) projects and also engages in independent-power-producer (IPP) projects in response to a global wave of deregulations and privatizations.

In Japan, the division concentrates on power retailing to take advantage of the liberalization of this sector. The division maintains wind power and fuel cell businesses. It also delivers energy services through a joint venture with France's VIVENDI Group, an integrated utility company.

The division is reinforcing its comprehensive approach to infrastructural projects. This covers everything from transportation areas like airports, seaports, bridges, roads and tunnels to environmental businesses, such as water purification, waste water treatment and solid waste management. The division engages in conventional EPC projects funded by official development assistance (ODA), private build-operate-transfer (BOT) and build-own-operate (BOO) projects, and domestic private finance initiatives (PFI), including operation and management contracts for existing facilities.

In overseas transportation projects, the division concentrates on EPC projects that draw on Japanese ODA and export credit agency (ECA) finance, such as environmental and special yen loans. In Japan, the division participates in railroad network expansion planning in major cities.

Main Products

- **Power Project** Development and investment of power projects (thermal, hydro, wind power etc.), EPC of power plants, sub-stations and transmission lines, environmental systems, supply of power plant equipment (turbines, boilers, and balance of plant), sub-station equipment, transmission line, environmental equipment and ESCO
- **Infrastructure Project** Airport, seaport, bridge, road, tunnel, water and waste water treatment, solid waste management, environment protection equipment
- **Railway and Transportation** Mass-transit systems, new transit systems, rolling stock, railway equipment, signaling and telecommunications systems, airport equipment (radar, navigation, ILS system), meteorological equipment



4,500kW wind farm in Shimamaki, Hokkaido

Shimamaki Wind Farm Completed

In November 1999, Marubeni contracted to supply electricity to Hokkaido Electric Power Co., Inc., through the Company's first wind farm. Construction at the site in Shimamaki, western Hokkaido, was completed on schedule in March 2000; with an electricity supply commencing from that time. Shimamaki is about five kilometers from the Japan Sea coast. The 4,500-kilowatt station comprises six 750-kilowatt units. The New Energy and Industrial Technology Development Organization funded roughly one-third of the ¥900 million project. The wind farm will sell power for the next 17 years. Marubeni will further expand its capabilities in environmentally friendly wind power in the years ahead.

Argentina's Metrovías Orders 54 Railcars

In 1998 and 1999, Marubeni upgraded and delivered 54 discontinued Nagoya Municipal Transportation Bureau railcars to Metrovías, Buenos Aires' subway operating company.

Nagoya gradually decommissioned older trains as part of plans to fully air-condition its fleet. Metrovías wanted to modernize its rolling stock; the Nagoya trains were perfect because they were very well maintained. Metrovías chose Marubeni as a supplier in recognition of the Company's superior ability to renew electrical equipment systems and its proposals to improve train performance and extend operating life. Between 1994 and 1996, Marubeni supplied Metrovías with 131 decommissioned railcars from the Marunouchi Line in Tokyo. The new order brings the cumulative total to 185 railcars that have helped Metrovías enhance its passenger services.

China's First BOT Water Processing Plant Project Started

In July 1998, Marubeni and Compagnie Générale des Eaux (CGE) received an award for a BOT water supply contract from the Chengdu Municipal Government in Sichuan Province, China, and started construction in August 1999. CGE is the world's largest water operation company and is part of France's VIVENDI Group.

The project entails constructing water intake facilities with a daily capacity of 800,000 cubic meters, a water treatment plant that will supply 400,000 cubic meters of water a day, and a 27-kilometer water pipeline. The facilities will be transferred to the municipality after 15.5 years of operation. The total project cost is about ¥12.0 billion. Commercial operations will start in 2002.

The project is in line with the Chinese government's policy to develop the nation's west. The effort has won acclaim in China and elsewhere for contributing significantly to Chengdu's water infrastructure.

San Roque Multipurpose Dam Project

Marubeni is participating in a consortium that will construct and manage a 345-megawatt hydroelectric dam in San Manuel, located 200 kilometers north of Manila on the island of Luzon. In addition to power generation, the dam is designed to alleviate droughts and flooding and improve water quality. Other consortium members are Sithe Energies, Inc., and Kansai Electric Power Co., Inc. This is a BOT project, with ownership scheduled to revert to the Philippines in 25 years. The government of the Philippines is providing 40% of the total investment of $1.0 billion, with the balance funded from investments by the partners and project financing. Operations should start after U.S.-based Raytheon completes construction by the end of 2002. Marubeni will continue to pursue investment opportunities, particularly in the Asian region, with due care and consideration of the environment.



Remodeled subway rolling stock in operation in Buenos Aires



Image graphic of the water supply project in Chengdu, China, and laying of one of the water pipelines



Image graphic of the San Roque Multipurpose Dam

Plant & Ship Division

This division handles the construction and supply of plants in overseas markets and supply and lease of ships. In the plant sector, it draws on ties with other Marubeni operations to participate in complex transactions, handle BOT and BOO projects and invest in new ventures. The division's basic operating policy is to concentrate on traditional plant businesses, particularly cement, sugar, pulp and paper, and steel plants, as well as on the natural gas and other energy sectors and on the environmental business. At the same time, the division centers its resources to streamline the management of large venture projects in countries like Indonesia, Bangladesh, the Philippines and Mexico.

New areas of focus include plant-related utilities, the environment, information technology overseas, energy-savings businesses, ESCOs and other software operations. The division also commercializes operate-and-maintenance (O&M) and other services, works on resources development projects and handles information technology through New Business Development Teams.

In shipping, the division supplies and leases cargo ships, tankers and liquefied natural gas (LNG) carriers. It owns and operates about 20 ships through Royal, a group shipping company.

The division targets new shipbuilding contracts with shipowners in Japan and abroad, which has helped it secure a top position within the shipping industry and better satisfy its customers.

In the medium to long terms, the division plans to extend its project capabilities in three prime areas. The first goal is to expand new ship-building contracts by adding various shipyard sourcing in areas such as South Korea and China. The second is ship owning and operating transactions taking advantage of Royal. The third goal is maritime transportation projects in resources and energy.

Main Products

- **Industrial Plant** Plants and related equipment for cement, paper, pulp and sugar, textiles plants, participation & investment in new ventures related to these fields
- **Heavy Machinery Plant** Plants, related equipment for iron and steel industry, heavy machinery and environmental protection
- **Energy & Chemical Project** Oil & gas, refineries, fertilizer, petrochemical plants, participation & investment in new ventures related to these fields
- **Ship** Oceangoing vessels, offshore constructions, ship materials and equipment



AMROX's acid regeneration and iron oxide production facility

Acid Recycling and Iron Oxide Business in the United States

American Iron Oxide Company (AMROX) is a joint venture between Marubeni and International Steel Services Inc. The company owns and operates acid regeneration and iron oxide production facilities, which recycle waste pickle acids from steelworks and make iron oxide as by-product.

The company completed its expansion in 1999 and became the world's largest in acid recycling and iron oxide production. These operations are helping to protect the environment and are welcomed by society.

Evergreen Orders More Container Ships

Marubeni and Mitsubishi Heavy Industries, Ltd., are currently building vessels as part of cumulative orders for 33 large container ships for Taiwan's Evergreen Group. 18 ships included in this order are 4,900-TEU container vessels. Final deliveries are scheduled for May 2001.

Evergreen began its fleet renewal program in 1991. The company is putting these state-of-the-art vessels into service as they are completed, thereby boosting capacity and shortening sailing times and enhancing its industry-leading position.

Additional Chinese Order Received for World's Largest Off-Machine Coater Package

During the year under review, Marubeni and Valmet Corporation jointly secured an order from Asia Pulp and Paper Company Ltd. (APP) to supply an off-machine coater package for a Chinese subsidiary called Gold East Paper (Jiangsu) Co., Ltd. APP is the largest Asian pulp and paper manufacturer outside Japan. The package is one of the world's biggest and fastest. Marubeni and Valmet jointly won another package order from APP, in 1997, so the new mandate reflects solid trust in the two partners. In 1999, Gold East Paper commercialized operations with annual capacities of 450,000 and 600,000 metric tons annually in noncoated and coated papers, respectively. The company decided to install coated paper facilities on its noncoated paper line to meet growing demand in China. The new machinery will give Gold East Paper a total annual coated paper capacity of 1.2 million metric tons.

Participating in Mexican Gas Compression Project

Marubeni, Westcoast Energy Inc., a large Canadian energy firm, and Mexican partners jointly concluded a BOO petroleum associated gas compression contract with Pemex Exploracion y Produccion (PEP). The latter is the exploration arm of PEMEX, Mexico's national oil company.

Under the contract, PEP will supply the BOO company with petroleum associated gas currently burned off from oil platforms in the Gulf of Mexico. They will then compress that gas to be piped onshore for industrial and residential use. This project will cost a total of ¥30.0 billion. Commercial production should start in mid-2000.



One of Evergreen's new container vessels



Petroleum associated gas compression project in Mexico

IT Business Division
Utility & Infrastructure Division
Plant & Ship Division
Transportation & Industrial Machinery Division
Energy Division
Metals & Mineral Resources Division
Iron & Steel Division
Chemicals Division
Forest Products & General Merchandise Division
Agri-Marine Products Division
Textile Division
Development & Construction Division

Transportation & Industrial Machinery Division

This division handles vehicles, construction machinery, production machinery, environmental and industrial machinery, and aircraft and special machinery. It maintains about 100 Group companies around the world.

Group companies in Japan, the United States and Europe sell vehicles, construction and agro-industrial machinery. The division is reinforcing and cultivating dealer networks and other downstream areas.

The division pursues e-commerce for customers around the globe through Internet sites linking its dealers in Japan, the United States and Europe.

In production machinery, industrial machinery, and aerospace and defense systems, the division harnesses information technology to restructure traditional markets while employing advanced technologies in service industries and developing environmental businesses through private finance initiatives. The division also focuses on such areas of the aerospace and defense business as meteorological satellites.

Main Products

- **Vehicles** Passenger cars, commercial vehicles, motorcycles, engines
- **Construction and Agro-Industrial Machinery** Construction equipment, mining equipment, material-handling equipment, agro-industrial equipment
- **Production Machinery** Automotive manufacturing plant (stamping press, stamping die, body assembly line, machine tool etc.), metal forming machines, radiation sterilization systems, optical disc manufacturing equipment, plastic molding machines, food and beverage equipment, machinery and equipment for petrochemicals, oil field, cement and power generation
- **Environmental & Industrial Machinery** Refuse incineration plant and general waste treatment systems, pulp and paper industry, paper converting and printing machinery, photovoltaic power generation, logistics systems, recycling plant, amusement facilities
- **Aviation** Aircraft, aircraft engines, airport facilities and equipment, defense equipment, space-related equipment



Near-dry (minimum quantity of lubrication) machining center



Multi-functional transport satellite

First Near-Dry Machining System Order Received from National Center for Manufacturing Sciences

In April 2000, Marubeni won an order from the National Center for Manufacturing Sciences (NCMS) for a near-dry machining system manufactured by Horkos Corp. Marubeni has exclusive sales rights to this equipment in North America, Europe and India. NCMS is the largest consortium in North America, comprising 175 local corporations. This project has received funding from the U.S. Department of Defense and is designed to foster research into near-dry machining. Because NCMS and America's Big Three automakers participate in this project, both automotive and other industries will get research data from production trials. Marubeni expects the realignment of the automotive and other industries around the world to expand demand for near-dry machining in the years ahead.

Order Secured for Production of Multi-functional Transport Satellite-1R

As agent for Space Systems/Loral of the United States, Marubeni has won a contract to build the Multi-functional Transport Satellite-1R from Japan's Ministry of Transport.

This satellite will be the world's first to combine both weather observation and air-traffic control functions. Marubeni, as agent for Space Systems/Loral, won the contract in collaboration with Toshiba Corp., Alcatel, and Raytheon Company. The satellite launch is scheduled for fiscal 2002.

Mining Equipment Order Received from Australia's African Mining Service

African Mining Service Pty Ltd. (AMS), an Australian mining contractor which has activities throughout Africa, secured an excavation for the Geita Mine Project near Lake Victoria, Tanzania, from Ghana's Ashanti Goldfield Co., Ltd., which owns the mine.

Marubeni secured a $15 million order for 24 items of Komatsu mining equipment for the project, shipping them in June and July 1999.

Vehicle Megadealer Operations Expanded in the United States

American subsidiary Marubeni Motor Service, Inc., has bought Gallery, which sells BMW, Volkswagen, Mazda and Suzuki motor cars in metropolitan Boston. This subsidiary earlier acquired LIAG/BCS in Long Island, whose lineup includes Volvo, Land Rover, Porsche, Jaguar and Saturn. As well as strengthening its capabilities in European luxury cars, Marubeni Motor Service has launched sales through the Internet (at http://www.drivepoint.com). It plans to build an Internet sales network covering the American, European, Asian and Japanese markets.

In Japan, Marubeni partly owns Quick Corporation, an Internet-based car dealer, and intends to expand sales over the Internet (at http://www.quick-go.to/).

Promoting Sales of Solar Power Systems

In June 1998, Marubeni concluded a comprehensive sales agency agreement with Flabeg Solar International GmbH (formerly Pilkington Solar International GmbH), Europe's largest manufacturer and systems integrator of solar power modules, and launched sales of these systems in Japan. The modules can be installed unobtrusively on building, roofs, and handrailings, making them highly attractive for architects. Marubeni has already installed several systems, including one at Yokohama Media Tower, and will focus on expanding sales of these products.



Mining equipment delivered for AMS



Megadealers' showrooms



Solar power modules installed on handrailings at Yokohama Media Tower

Energy Division

The Energy Division focuses on flow businesses and investments in operations to balance earnings. It handles various forms of energy, including oil, gas, nuclear fuel and coal for power generation. It participates in all aspects of energy distribution, ranging from natural resources development upstream to such downstream businesses as service stations.

The division endeavors to expand earnings by tailoring marketing to diverse customer needs while bolstering returns from investments in resources development and logistics. Its projects include the Ravva Oil & Gas Field in India and liquefied natural gas (LNG) production in the State of Qatar. In logistics, the division has built storage facilities for naphtha in Qinhuang dao and refrigerated liquefied petroleum gas (LPG) in Shenzhen. It aims to draw on its storage sites to expand petroleum trading.

The IT Business Development Team and taskforces are exploring ways for the division to launch e-commerce and other new operations in response to a changing operating environment.

Main Products

- **Petroleum** Crude oil, natural gas liquid (NGL), gasoline, naphtha, kerosene, aviation fuel oil, diesel oil, heavy fuel oil, lubricant oil, asphalt
- **Other Forms of Energy** LPG, LNG, nuclear fuel, thermal coal for power plants, new fuels
- **Others** Electric power and nuclear energy related business



Ravva Oil & Gas Field in India

Participating in Indian Oil Field Development

During the term, production progressed steadily at the Ravva Oil & Gas Field, to which Marubeni secured rights in 1994. Daily oil output in 1999 was 50,000 barrels, of which Marubeni's share was 6,000 barrels. These figures were up 65% from a year earlier.

Importing LNG from Qatar

Production and operations at the Qatar Liquefied Natural Gas Company, Ltd. (QATARGAS), have been steady since the company's inauguration. The participants in this venture are Marubeni, Qatar General Petroleum Corporation, TotalFinaElf, Exxon Mobil Corp. and Mitsui & Co., Ltd.

Deliveries to Japanese buyers started in January 1997 with a shipment to Chubu Electric Power Co., Inc. In 1998, shipments extended to Osaka Gas Co., Ltd., and Tokyo Gas Co., Ltd. In 1999, QATARGAS also began supplying Tohoku Electric Power Co., Inc., Chugoku Electric Power Co., Inc., Tokyo Electric Power Co., Inc., and Kansai Electric Power Co., Inc. In 2000, deliveries start to Toho Gas Co., Ltd. QATARGAS will supply a total of five electric power companies and three city gas companies with six million metric tons of LNG annually until 2021.

Coal Supplies to Japanese Power Companies

Demand for coal in Japan is expected to rise 70% in the next 10 years, reflecting steady growth in electricity demand. Marubeni is responding to this trend by developing and producing at mines in Australia and Indonesia, thereby ensuring stable supplies of top-quality coal.

LPG Storage Facility Network in China

In May 1998, Marubeni and partners Shenzhen Materials Group Co. and Shenzhen Gas Corp., Ltd., completed construction of China's first major import terminal for refrigerated LPG, in Shenzhen. The terminal features two 40,000-metric-ton refrigerated LPG tanks and takes shipments from 50,000-dwt tankers, mainly from the Middle East. Marubeni has also invested in a terminal operation in Nantong, Jiangsu.

The Company is also working on a network of coastal storage bases to supply inland China. When complete, this network will handle up to two million metric tons of LPG annually, making it the largest in China. In July 1996, Marubeni began operating an import terminal that it owns in Qinhuang dao, Hebei. The terminal can handle large tankers carrying naphtha and other petroleum products.



QATARGAS LNG project



Bontang coal mine in Indonesia



LPG terminal in Shenzhen, China

IT Business Division
Utility & Infrastructure Division
Plant & Ship Division
Transportation & Industrial Machinery Division
Energy Division
Metals & Mineral Resources Division
Iron & Steel Division
Chemicals Division
Forest Products & General Merchandise Division
Agri-Marine Products Division
Textile Division
Development & Construction Division

Metals & Mineral Resources Division

Marubeni created the Metals & Mineral Resources Division in April 2000. The division comprises the former Iron & Steel Material Division, the Non-Ferrous & Light Metals Division and the Resources Research & Development Department.

As its name suggests, the division develops metal and mineral resources and engages in funding and investment projects for iron ore, coal, aluminum, copper, lead, ferro alloys and hot briquetted iron in Australia, India, Canada, Latin America and South Africa.

The division is involved in the manufacture of such products as aluminum disc substrates in Southeast Asia.

It draws on the capabilities of its predecessors and resources research and development activities not found at other trading firms to pursue earnings potential in new resources and products.

In trade, the division combines Marubeni's funding and investment projects and relationships with top suppliers to perform long-term contracts and swiftly respond to customer needs domestically and abroad.

The division works through subsidiaries in recycling and other areas that help protect the environment and contribute meaningfully to the community.

Main Products

- **Raw Materials** Iron ore, hot briquetted iron, ferro alloy, coal, steel scrap
- **Nonferrous Metals** Ingot of copper and zinc, concentrate of copper and zinc, cobalt, titanium, ingot of aluminum, alumina, bauxite, rolled products of aluminum, aluminum discs for storage medium, target material for liquid crystal, ingot of precious metals, accessories, polished diamonds



Costi iron ore mine of Chowgule in India



Coppabella coal mine in Australia

Indian Iron Ore Business Expanded

While Australia and Brazil dominate the international iron ore market, India is becoming an important iron ore source for Japanese and Asian steel mills because of its proximity. In 1998, Marubeni therefore acquired the Chowgule Iron Ore business in India from the former Okura & Co., Ltd. Marubeni is now managing a project to expand annual production capacity at Chowgule to four million metric tons and will provide finance.

Also in India, Marubeni aims to launch operations at the Offshore Stockyard & Berth to be built off Goa port in the near future, together with an iron ore mine development project in Karnataka state.

Full-Fledged Production Begins at Australian Coal Mine

In fiscal 2000, the Coppabella coal mine started full-fledged production after completing facilities construction. Marubeni has a 7.5% interest in this mine, which is located in Queensland, Australia, and shipped two million metric tons of this high-quality low-volatile coal last year. After fiscal 2001, production is scheduled to reach three million metric tons per year.

Steelmakers in Japan and other countries use Coppabella coal as a Pulverized Coal Injection (PCI) in their blast furnaces. Marubeni is a pioneer with this type of coal. The Company additionally has a 15% stake in the Jellinbah East coal mine, also in Queensland, and secure anthracite sources from Vietnam and China. Marubeni boasts a 30% share of the Japanese market for low-volatile coal such as PCI used in blast furnaces.

Nickel Ore Mining Progresses

New Caledonia is abundant in nickel ore. Marubeni ships ore from this country to ferro-nickel refineries in Japan. Nickel is used in stainless steel, making it as important as chrome. With global demand for stainless steel rising, New Caledonia will eventually become as important a source of nickel for Japanese ferro-nickel refineries and stainless steel manufacturers as Indonesia and the Philippines.

Shipments Start from Chilean Copper Mine

In November 1999, the Los Pelambres copper mine launched commercial production. It is the last massive copper mining project of the 20th century. The total development cost of Los Pelambres is $1.36 billion. Copper concentrate production there should exceed 740,000 metric tons annually over the next 30 years. Financing the project were Chilean conglomerate LUKSIC Group, a consortium of Japanese investors, including Marubeni, and the International Bank for Cooperation. Marubeni's stake is 8.75%. The Company will ship 220,000 metric tons of copper concentrate to Nippon Mining & Metals Co., Ltd.

Stake Acquired in Korean Copper Smelting Operation

In July 1999, Marubeni, Nippon Mining & Metals Co., Ltd., and Mitsui Mining & Smelting Co., Ltd., concluded a copper smelting joint venture agreement with Korea's LG Group. The joint venture is called LG-Nikko Copper Inc. Its assets are valued at $638 million. Annual copper production capacity is 450,000 metric tons and can be boosted to 510,000 metric tons. LG-Nikko Copper is a world leader in terms of capacity and low costs. Marubeni's stake is 4.6%. It supports LG-Nikko Copper through offshore trading in copper cathode and copper raw materials handling and other logistics capabilities.



Shipment of nickel ore at Nakety Bay in New Caledonia



Los Pelambres copper concentrate production plant in Chile



LG-Nikko Copper's Onsan plant, in Korea

Iron & Steel Division

The Japanese steel industry suffers from prolonged weak demand and a historically low price level in the domestic market. World crude steel production, however, is expected to reach a record high of 830 million tons in 2000, driven by increasing demand, mainly in Southeast Asia. These factors have intensified competition among Japanese steelmakers, leading to restructurings among steel distributors.

The Iron & Steel Division has responded to this situation by building new foundations as a comprehensive trader that combine conventional trade with manufacturing, processing, logistics and finance. Group companies developed in Thailand and elsewhere in Asia throughout the 1990s have become important earnings sources for the division since Asian economies started to recover.

In 1999, the division began to reorganize and integrate its domestic operations to streamline and strengthen marketing strategy.

The division has newly established two sales companies to specialize in specific product lines. They are working with parent company marketing teams to reinforce the division's product line strategies.

The division has been forming strategic alliances with leading corporations in Japan and abroad in such areas as supply chain management (SCM) to cultivate business opportunities in the global marketplace.

At the same time, the division has gained an edge over its rivals by launching MetalSite Japan, a steel B2B e-commerce site. By swiftly harnessing the information technology revolution, the division seeks to build new businesses and further expand earnings.

Main Products

- **Steel Products** Slabs, billets, bars, shapes, heavy plates, hot-rolled steel coil, cold-rolled steel coil, galvanized steel sheet, electrical steel sheet, magnetic material, seamless steel pipes and tubes, welded steel pipes and tubes, stainless steel, special steel



Pipe coating plant (the West Natuna gas pipeline project in Indonesia)



Thai Cold Rolled Steel Sheet Public's plant in Thailand

Order Received for Southeast Asia's Longest Submarine Natural Gas Pipeline

In September 1999, Marubeni received an order from PT. McDermott Indonesia, the Indonesian subsidiary of an American marine construction contractor, to supply all steel piping for a 650-kilometer undersea gas pipeline from Indonesia's West Natuna Field to Singapore.

The pipes are for a project in which Indonesia's West Natuna Group will supply natural gas from an offshore field in northwest Indonesia to a power station under construction in Singapore. The project has earned widespread attention as the first major pipeline effort since the Southeast Asian economic crisis. Marubeni will deliver 150,000 metric tons of large-diameter welded steel pipe representing about one-quarter of Japan's annual exports of this type of pipe.

Further Progress in Thai Cold Rolled Steel Sheet Project

Between starting operations in July 1997 and the end of calendar 1999, Thai Cold Rolled Steel Sheet Public Co., Ltd. (TCR), sold a cumulative 550,000 metric tons for the Thai market and 450,000 metric tons for export. This company was established in June 1995 with NKK Corp. and Sahaviriya Group, a leading Thai conglomerate. TCR employs state-of-the-art equipment and technologies from NKK to produce the top-quality cold-rolled steel sheets required for automobiles and electrical appliances and to supply both the domestic and offshore steel market. Marubeni plays an important support role not only by providing finance, but also by supplying raw materials and marketing.

Marubeni Underwrites Hyundai Steel Pipe Subsidiary's Convertible Bonds

In November 1999, Marubeni signed a formal agreement to underwrite ¥3.6 billion in convertible bonds issued by Hyundai Steel Pipe in Korea, a leading steel plant established by the Hyundai Group in 1979. In 1999, Hyundai Steel Pipe built a $1.2 billion cold-rolled and coated-steel sheet plant in Yulchon, Korea. The plant has an annual capacity of 1.8 million metric tons. Most of its high-quality steel sheet products are supplied to automakers and companies in other industries, such as Hyundai, Kia and Hyundai Precision. Marubeni will maintain a constant supply from Japan of hot-rolled steel coil needed for its production.

Steel B2B Site Established with American Partner

In fiscal 2000, Marubeni agreed to establish an Internet-based steel exchange with MetalSite, L.P. of the United States, Itochu Corporation and Sumitomo Corporation. The goal is to accelerate and boost the efficiency of domestic steel transactions.

MetalSite is the top player in this business sector and boasts leading-edge technologies. The new exchange combines such expertise with features developed specifically for the Japanese market. It will eventually add finance and logistics websites to differentiate its services. Marubeni expects annual transactions to reach four million metric tons within the next three years.



Hyundai Steel Pipe's cold-rolled steel sheet plant in Korea


Seller
Internet-based steel exchange
Search, inquiry, negotiation, contract
Information provision
Buyer
Finance website
Logistics website

Steel B2B site

IT Business Division

Utility & Infrastructure Division

Plant & Ship Division

Transportation & Industrial Machinery Division

Energy Division

Metals & Mineral Resources Division

Iron & Steel Division

Chemicals Division

Forest Products & General Merchandise Division

Agri-Marine Products Division

Textile Division

Development & Construction Division

Chemicals Division

The Chemicals Division focuses on high-potential fine chemicals and functional chemicals such as electronics-related materials and agrochemicals in its drive to strengthen its business foundations amid dramatically changing operating environments. The division is also striving to expand its general-purpose chemicals-related businesses by reinforcing existing operations through high-added-value trading and logistics.

Notwithstanding a downturn following its economic crisis, Asia will remain a priority as one of the world's key chemicals markets. The United States will stay important as the engine of the global economy. Central and South America have much promise, as has post-integration Europe. The division will maintain its focus on and boost operational efficiency in core businesses in these markets.

The division's investment strategy is to foster and build core affiliates while selectively pursuing new opportunities.

Main Products

- **Specialty Chemicals** Fatty acid and derivatives, catalyst and specialty additives, PVA, food additives, other fine chemicals and specialty chemicals
- **Electronics-related Materials** Semiconductor-related materials, display-related materials, electronics-related materials
- **Inorganic and Agrochemicals** Industrial salt, molten sulphur, sulphuric acid, fertilizers (including special fertilizers) and related materials, agricultural chemicals, turf seed
- **Petrochemicals** Olefins, aromatics, methanol and other organic chemicals, synthetic fiber intermediates, other petrochemicals
- **Plastics** Polyolefins, polystyrenes, engineering plastics, thermosetting resins, plastic films/sheets, other plastics, EnplaNet.com (engineering plastics web site)
- **Chlor Alkali** Caustic soda, chlorine derivatives (EDC, VCM), PVC and related additives (plasticizers, stabilizers, impact modifiers), other chlor (vinyl) alkalis



Pharmacy operations

Pharmacy Operations Expanded

Marubeni is actively broadening its medical treatment operations in response to the gradual separation of pharmacies from hospitals and clinics. The Company entered the pharmacy business in 1995 by establishing Pharma-Care Co., Ltd. In fiscal 2000, the Company invested in AIN MEDICAL SYSTEMS INC. With the latter's operations on-track, Marubeni plans to merge these two companies to build a chain of 40 pharmacies, mainly in metropolitan Tokyo, over the next five years.

Further Growth in Electronic Materials Business

The liquid crystal display (LCD) market is expanding, especially for computer systems. Materials for these displays are fast becoming important to Marubeni's operations in line with soaring LCD production in Korea and Taiwan, and the Company supplies manufacturers throughout Asia. Television glass bulbs are a steadily growing pillar of Marubeni's electronic material operations. Chinese demand has continued to outstrip supplies of large glass bulbs. Group member Shanghai Asahi Electronic Glass Co., Ltd., responded by stepping up large bulb production in early 2000, and plans to further expand capacity in the near future.

EnplaNet.com Site Launched

An engineering plastics Internet portal that the division developed in full collaboration with the Business Solutions Department has recently started full-scale operations. Called EnplaNet.com, the site promotes a wide variety of products from leading Japanese manufacturers in the international marketplace.

The site features product exhibitions around the clock. The basic role of the site is to attract customer inquiries for on-line marketing, and overseas branches of Marubeni will conduct negotiations, contracting and logistics.

Marubeni developed the site to make it easier for users to find and choose plastics by manufacturer, product or applications category. The site is winning considerable attention because it provides customers and manufacturers with Internet convenience, combined with the full, diverse capabilities of a general trading house. The site can be accessed at http://www.EnplaNet.com.



Shanghai Asahi Electronic Glass



The EnplaNet.com site

IT Business Division

Utility & Infrastructure Division

Plant & Ship Division

Transportation & Industrial Machinery Division

Energy Division

Metals & Mineral Resources Division

Iron & Steel Division

Chemicals Division

Forest Products & General Merchandise Division

Agri-Marine Products Division

Textile Division

Development & Construction Division

Forest Products & General Merchandise Division

This division handles an array of forest products. It also serves consumers directly in sporting and leisure goods, footwear, automotive equipment and general merchandise. In rubber and industrial fields, such as construction materials, the division is working to solidify relationships with manufacturers and sales by cultivating new products and reorganizing its companies.

In pulp and paper, the division's broad capabilities extend from wood chips and pulp to paper and cardboard. It has long remained a leading trader in these fields.

The division's many companies represent all stages of production and distribution, including afforestation, pulp and paper manufacturing and processing and sales. It aims to boost market share by closely linking these businesses.

Main Products

- **General Merchandise** Office automation equipment, sporting goods, electrodes, firebricks, natural rubber, synthetic rubber, tires, footwear, leather and leather products
- **Housing Materials** Cement, ready-mixed concrete, sawn timber, construction materials, plywood
- **Pulp and Paper** Pulp, wastepaper, wood chips, paperboard, kraft paper, printing and writing paper, publication paper, newsprint paper, information processing paper



Daishowa-Marubeni International (DMI)

Daishowa-Marubeni International

Daishowa-Marubeni International Limited (DMI) is a Canadian joint venture established in 1969 with Daishowa Paper Mfg. Co., Ltd. Together with Weldwood of Canada Ltd., the venture established the Cariboo Pulp & Paper Co. Marubeni sells half this plant's annual output of 300,000 metric tons.

In 1992, DMI expanded by acquiring the Peace River Pulp Mill from Daishowa Canada Co., Ltd. Marubeni also sells the entire 450,000-metric-ton annual output of this mill in markets worldwide.

Both plants maintain comprehensive environmental protection programs. The mills are certified under ISO 9001 and have won top marks from customers for pulp quality. Combined with products purchased from other suppliers, DMI's sales of this pulp have made Marubeni one of the world's largest pulp dealers, selling 1.55 million metric tons annually.

Afforestation in New Zealand

New Zealand Plantation Forest Company Limited (NZPF) is a joint venture established in 1997 with paper manufacturers Chuetsu Pulp & Paper Co., Ltd., Hokuetsu Paper Mills, Co., Ltd., and Marusumi Paper Mfg. Co., Ltd. The afforestation target is 10,000 hectares. NZPF has already completely afforested 1,200 hectares. It will remove trees after seven years and process them into chip, exporting them to Japan for paper-making.

Operations like this have become increasingly important to paper manufacturers as a way to conserve natural forests and reduce greenhouse gas.

Hunter Mountain Shiobara

Hunter Mountain Shiobara opened in 1987 in Shiobara, Tochigi Prefecture. This resort started to accommodate snowboarders six years ago. It is a favored destination for many skiers and snowboarders because it is just 150 minutes' drive from metropolitan Tokyo and because its 160 snow machines allow it to operate from late November through early May.

This ski resort's many recent attractions include half-pipes and one-makes for snowboarders, and pole and mogul courses for skiers.

The Athlete's Foot

In January 1998, Marubeni Footwear Inc. formed a partnership with The Athlete's Foot, a U.S. sports shoes chain, to launch stores under that company's name in Japan. There are now 21 stores in Japan, including 10 franchises. Each offers high-quality advice on footwear.



Afforestation area in New Zealand



Hunter Mountain Shiobara



One of the stores in The Athlete's Foot chain

- IT Business Division
- Utility & Infrastructure Division
- Plant & Ship Division
- Transportation & Industrial Machinery Division
- Energy Division
- Metals & Mineral Resources Division
- Iron & Steel Division
- Chemicals Division
- Forest Products & General Merchandise Division
- **Agri-Marine Products Division**
- Textile Division
- Development & Construction Division

Agri-Marine Products Division

The Agri-Marine Products Division is involved in all aspects of the food business. It handles everything from agri-marine products, processed foods and beverages to grain, materials for foods and beverages, feed and feed grain, and fertilizers.

Population growth and improved living standards in developing nations have boosted global food demand. In Japan, demand has peaked as population growth slows. Lower birthrates and an aging society have changed lifestyles, while ongoing deregulation, and the surge in new information technology businesses have intensified cross-border competition among manufacturers, wholesalers and retailers.

Marubeni Group is tackling these challenges by focusing on stable food supplies and swift responses to consumer trends to enhance their industry presences.

In the area of stable food supplies, such as grain, in which Agri-Marine Products has a competitive strength, the division is enhancing its supply networks, particularly in North America, to better serve the Japanese and growing Asian markets. The division is expanding its agri-marine products processing bases overseas to better serve consumer demand.

The division responds swiftly to consumer needs by working closely with supermarkets, convenience stores and the restaurant industry, particularly in product development. It will continue to optimize the logistics of manufacturing, wholesaling and other facets.

Main Products

- **Food Materials** Wheat, rice and food cereals, soybeans and other oilseeds, sugar, other materials for foods and beverages; corn as feed, feed, fertilizer, flowers
- **Foodstuffs and Beverages** Processed foods, chilled and frozen foods, beverages, liquor, marine products, livestock, fresh vegetables and fruits



Columbia Grain facilities

Promoting a Stable Grain Supply System in North America

Marubeni owns Columbia Grain Inc., which maintains a grain integration system in the major grain-producing states of the Pacific Northwest—Montana, Oregon, Idaho and Washington. The subsidiary exports around 3.5 million metric tons annually, handling about 30% of annual wheat exports from the U.S. West Coast and a similar share of annual wheat exports from the United States to Japan. Marubeni also has a stake in United Grain Growers Limited (UGG), a leading Canadian grain handler. Under a strategic alliance with UGG, Marubeni sells Canadian wheat and canola in Asia. Responding to rising concern about genetically modified foods, Marubeni established a separate supply system for natural soybeans in partnership with a major American grain company. Marubeni will continue to expand its grain supply network, which will play a key role in serving the highly promising Asian market.

Importing Confectionery and Expanding Distribution Network

In fall 1999, Push-Pop, a candy in a lipstick-like-case, became a hit among youngsters in Japan after a successful test launch in Kyushu. Push-Pop has sold well for a long time in more than 40 countries and is made by The Topps Company, Inc., of the United States. Marubeni sources from its worldwide network for supermarkets and convenience stores.

In June 2000, affiliate Yamaboshiya Co., Ltd., acquired another major confectionery wholesaler, Marukan Co., Ltd., which is the largest in northeastern Honshu. This expanded the distribution area of Yamaboshiya as a leading confectionery wholesaler. Marubeni will provide customer support through efficient systems with its affiliate.

Stake Acquired in Top Frozen Foods Wholesaler

Marubeni bought a 14.8% stake in Nacx Nakamura Corporation in September 1999. That company is Japan's largest frozen foods wholesaler, with a nationwide refrigerated distribution network. Marubeni is using Nacx Nakamura's access to supermarkets and convenience stores around Japan to expand sales of fresh foods in shops and for prepared lunches.

Marubeni Invests in Major Convenience Store Company

In February 2000, Marubeni concluded an agreement to buy 5% of Lawson, Inc., one of Japan's top convenience store chains, from The Daiei, Inc. The agreement enhanced Marubeni's already solid ties with the Daiei Group. In February 1994, the two formed a comprehensive alliance under which Marubeni supplies Lawson and other Daiei group members with foods and other products. Marubeni will bolster its presence in supermarkets and convenience stores.



Yamaboshiya's Torigai distribution center, and the auto picking system in operation



Push-Pop of the Topps Company

Nacx Nakamura's distribution network

Textile Division

The Japanese consumer apparel market is at a turning point. New types of apparel retailer are rushing to get market share. Yet the market is generally stagnant. Japan's textile materials industry is experiencing tough times owing to sluggish personal spending and a higher yen that has made exports lackluster and has increased imports. In line with the merger of the Textile Material Division and Apparel Division in April 2000, the Textile Division established a basic policy of integration from textile materials to apparel.

The division has been steadily expanding its business with retailers and will strengthen its ability to offer overall business propositions and become more profitable. As part of this effort, it is relating its up- and mid-stream domestic and overseas productivity and textile materials information more closely to downstream sales activities. The division has introduced a new SCM to cut production lead times and minimize losses by fully connecting consumer market information to up- and mid-stream supply chains. As a result, the division intends to bolster competitiveness in textile materials.

Soaring crude oil prices and downward adjustments to wool supplies have helped increase textile materials prices, which have been lower since the Asian economic crisis. In November 1999, the division established Marubeni Textile Asia Ltd., which plays a key role in its offshore textile materials business. This new base will help the division promote its business in major markets like the United States, Europe, Southeast Asia and China.

The division is well prepared to generate and capitalize on new business opportunities because it has mostly completed its organizational restructuring in the past two years. It aims to enter new business areas by taking advantage of information technology.

Main Products

- **Apparel** Apparel Garment: Men's and women's dress, casual, sports wear and accessories
  Apparel Material: Natural and synthetic fiber, yarn, fabrics
- **Non-Apparel** Interior textile products, industrial materials, disaster rescue equipment



BPQC at Isetan's Shinjuku store

Participation in New Private Label BPQC

In March 2000, Marubeni joined hands with Isetan Co., Ltd., the fashion leader in Japan's department store industry to launch a new private label for Isetan called BPQC. Isetan's main store in Shinjuku, Tokyo, has allocated a basement floor to BPQC, an acronym derived from the French for quality and style at reasonable prices. Marubeni creates all core apparel under this brand. It works closely with Isetan as a production partner for the garments that are central to the BPQC brand. The division draws widely on its extensive domestic and overseas materials procurement and production capabilities. BPQC has exceeded initial sales projections on the strength of favorable industry and consumer attention.

KEITA MARUYAMA Kimonos Debut

In fall 1999, Kyoto Marubeni Co., Ltd., and Marubeni Fashion Planning Corp. formed a partnership with K2M International Co., Ltd., to introduce a new range of kimonos by Keita Maruyama, a popular designer famed for his Paris collections. Kyoto Marubeni handles sales, while Marubeni Fashion Planning manages promotional activities. The line includes kimonos and accessories. After long declining in popularity, the kimono is enjoying a resurgence in Japan as people seek to rediscover the beauty of their cultural heritage. By working closely with the highly regarded Keita Maruyama, Marubeni intends to create a new market for kimonos that make a fashionable cultural statement.

NFL Brand Business Development

Marubeni purchased the Japanese marketing rights to the logos of the National Football League and of 31 NFL teams from National Football League Properties, Inc. The Company now has more than 10 sub-licensees for sporty and casual wear, as well as accessories and golf products. The NFL Commissioner hopes to popularize American football worldwide. Marubeni will take advantage of these initiatives to expand sales of NFL brand goods, contributing to the prevalence of the sport.

Recycling Uniforms

Marubeni provides uniforms recycling services for the government and private-sector companies. Uniforms are obviously important for safety, efficiency and identification. As companies strive to restructure and reduce costs, many are looking for more effective ways to streamline the management of uniforms. Marubeni's recycling system lowers such expenses by putting surplus uniforms to good use, as well as by lowering personnel expenses related to uniform management. Recycling also helps slash waste. Marubeni has recycled more than 20,000 uniforms to date and this business is expected to grow in the years ahead.



KEITA MARUYAMA
Kimonos



Products with the NFL logo



Recycling uniforms

IT Business Division

Utility & Infrastructure Division

Plant & Ship Division

Transportation & Industrial Machinery Division

Energy Division

Metals & Mineral Resources Division

Iron & Steel Division

Chemicals Division

Forest Products & General Merchandise Division

Agri-Marine Products Division

Textile Division

Development & Construction Division

Development & Construction Division

The Development & Construction Division focuses on condominium sales in Japan. Over the past 30 years, Marubeni has delivered about 60,000 condominium units, making it comparable to major construction companies.

In recent years, the division has strengthened its product lineup to meet diverse demand with high-end housing in central Tokyo for second-time buyers, condominiums suited to single people and childless couples, as well as with the Famille series for first home buyers. These urban condominiums have sold steadily.

Group companies are becoming even more competitive. Noteworthy operations are Marubeni Real Estate Co., Ltd. (property leasing), Marubeni Real Estate Sales Co., Ltd. (property sales), Benny Estate Service Co., Ltd. (property management), and Levene Co., Ltd. (membership fitness club operation). The division plans to enter new business areas with Marubeni subsidiaries, particularly personal care business, e-commerce and real estate securitization.

Overseas operations are also distinctive. The 750-hectare MM 2100 Industrial Estate in Indonesia and the 450-hectare Lima Industrial Estate in the Philippines are highly attractive to manufacturers, especially Japanese ones. In Shanghai, a housing development for local upper-middle-class residents maintains favorable sales. The division will continue to focus on realty developments in Asia by drawing on its accumulated expertise.

Main Products

- **Development & Construction** Condominiums, detached houses, sporting facilities, office buildings, urban development, stores, industrial estates, factories, warehouses



Levene fitness club

Fitness Business Development

Marubeni accords top attention to the fitness business, which boomed in the United States during the 1970s. In 1982, the Company established Levene, which operates 11 fitness clubs in metropolitan Tokyo and the Kansai region and has 50,000 members. Club facilities are designed to make fitness activities enjoyable and relaxing. The extensive facilities include gyms, pools, studios and squash courts, and are complemented by training activities like aqua exercising, yoga, tai chi chuan and aerobics.

Developing and Selling Famille Grand Takaido Duplex Units

Marubeni has developed and marketed the Famille Grand Takaido Duplex, which is four minutes' walk from Takaido, a railway station close to the center of Tokyo. This massive development covers 20,000 square meters and houses 340 units. The site is landscaped to harmonize with nature, and is ringed by a grove of tall trees. The Four Seasons Forest Garden lies at the center of the property, boasts a stream and has a total area of 5,000 square meters. Famille Grand Takaido Duplex has won acclaim as a suburban development.

Further Progress with Shanghai Housing Project

In 1998, Marubeni started a housing development project for local residents in Shanghai. The estate will eventually feature 960 townhouses with a total floor space of about 190,000 square meters. Following the first stage of sales in June 1999 for 228 townhouses, the Company began selling 284 second-stage townhouses in early 2000. Sales of the third stage should start later in 2000. Marubeni should benefit from surging demand for quality housing in Shanghai and the broader availability of home loans.

The estate is the fruit of Marubeni's more than three decades of home construction in Japan and reflects the Company's commitment to offering more environmentally harmonious housing.



Famille Grand Takaido Duplex



Shanghai housing project for local residents

Business Solutions

Solutions Services

General trading houses today face megacompetition because of rapid advances in market globalization and information technology. Survival is only possible by providing customers with high-value-added, distinctive services. Marubeni's challenge is to go beyond merely supplying goods or services to deliver true customer satisfaction by providing solutions services.

The Company established its Business Solutions Department in October 1999 to develop and commercialize integrated solutions drawing on financial, logistics and information technologies.

Broad Involvement

In e-commerce, Marubeni reached an agreement with MetalSite of the United States to jointly launch a steel materials e-commerce site for the Japanese market. In finance, the Company has operated private equity funds since 1997 to make its investments more valuable. Marubeni is considering setting up a securities brokerage house that harnesses the expertise of financial planners. On the logistics front, the Company is developing a supply chain management system with its customers to integrate and streamline distribution, from raw materials procurement to sales.

IT Committee

In April 2000, Marubeni formed an IT Committee presided over by the Chief Information Officer (CIO) to promote information technology and e-commerce businesses companywide. As the main representative of the Committee, the Business Solutions Department innovates high-value-added integrated financial and logistics capabilities for customers and cultivates an array of information technologies.

Risk Management

The roles of general trading houses and their operating environments are changing rapidly. These developments expose Marubeni to a greater variety of risks than ever before. It is thus crucial for the Company to strengthen its risk management structure. In April 2000, Marubeni established the Risk Management Division to unify and streamline the Marubeni Group's integrated risk management system and its operation. The Company placed the Credit Department and the Legal Department under the division. The division's Risk Management Administration Department was created by transferring some operations from the Credit Department, the Corporate Strategies Department, the Financial Control Department and the Affiliates Planning & Coordination Department.

The Risk Management Division's policies are as follows. It intends to implement those policies strategically to ensure the profitability of the Marubeni Group.

The division will respond more decisively to risks posed by the Asian currency and economic crises, particularly country risk, overseas business risk and overseas credit risk. At the same time, it aims to plan and develop new risks management methods that look ahead to the opportunities of the new millennium.

Information Systems



Control center

Marubeni launched its new corporate information system, MAIN-21 (for Marubeni Information Networks for the 21st Century), in April 1999. All Marubeni subsidiaries around the world will use the new system as a group system platform based on the following concepts.

- Create access paths to financial data to support rapid decision-making
- Achieve more solid group management on a consolidated basis
- Enhance risk management
- Provide an e-commerce systems platform

Marubeni has adopted R/3, an enterprise resource planning (ERP) package software made by SAP AG of Germany, thereby bringing itself in line with global standards in various business communities. At the same time, Marubeni has reviewed business processes companywide.

In addition, the Company has established a centralized system operation for MAIN-21 at the Marubeni Tama Computer Center, to ensure a secure systems environment and lower operational costs. The system has already been implemented at headquarters and all branch offices in Japan, U.S. subsidiary Marubeni America Corp. and several Japanese subsidiaries, and will be expanded to all subsidiaries by 2003.



Shipment of subway rolling stock for Metroline SA



Eastern Sea Laem Chabang Terminal

Becoming a Logistics Services Provider

As a logistics service provider for SCM and e-commerce, Marubeni provides both software and hardware services, from consulting to low-cost operations that incorporate information technology.

The Company's strengths are its expertise and overseas procurement networks that draw in the Group's global clout. Led by Marubeni Logistics Corp., Marubeni provides comprehensive logistics services. In Japan, it aims to reinforce business-to-consumer domestic transportation and distribution services through Group bases by fully harnessing logistics technologies developed at overseas operations, particularly in the United States.

Progress in E-Commerce

Business-to-consumer services are making rapid advances in the retail sector. Most business-to-business electronic data interchange systems, however, are slower and still industry-specific. It is essential to create reliable, economical networks and innovate technologies that enlarge network capacities.

A secured messaging service, bolero.net (http://www.bolero.net), introduced in 1999, is the first large web-based effort to satisfy these requirements by using the XML next-generation machine language.

The Logistics & Insurance Group is working with the Information Systems Department to build an e-commerce platform for the Marubeni Group, using bolero.net to exchange shipping documents electronically.

Logistics Infrastructure Operations Expanded

Marubeni established the Eastern Sea Laem Chabang Terminal Co., Ltd. (ESCO), in Thailand in 1990. In 1999, ESCO remained the leading terminal operator at Laem Chabang port, handling a record 490,000 20-foot equivalent containers.

Marubeni started full operations at Lima Logistics Corporation (with a floor area of 30,000 square meters), which it established in June 1998. This is the only distribution center at the Lima Technology Center industrial estate that Marubeni helps develop, and has significantly improved the overall efficiency of estate operations.

Insurance Operations

Marubeni offers a broad range of life and non-life insurance brokerage services through Tokyo-based Marubeni Insurance Center, Inc., established in 1968, Marnix Corp., founded in 1997, and another U.K.-based company, Marnix Europe Ltd., formed in London in 1990.

Marubeni has responded to the rapid deregulation of the Japanese insurance market with an array of risk management techniques and new insurance products developed with leading insurers and brokerages. The Company also covers the inherent risks of e-commerce. In addition, Marubeni aims to enter the Philippines market.



Marubeni Group
Marubeni Corporation
Tokyo Head Office : Chiyoda-ku, Tokyo
Osaka Head Office : Chuo-ku, Osaka
Japan

ISO 14001 : 1996 JIS Q 14001 : 1996

ISO 14001 certification for the Tokyo and Osaka head offices



Special vehicle donated by the Marubeni Foundation

Worldwide Development of Marubeni Environmental Management System

For Marubeni, environmental issues represent both risks to be managed and major business opportunities.

The Company has introduced an environmental management system based on ISO 14001 in recognition of the importance of environmental issues and its commitment to good corporate citizenship. Reflecting its global presence, the Company created the Marubeni Environment Management System, which runs under a worldwide single certification system for all Group businesses. In October 1998, the Machinery and Chemicals groups were the first group operations to obtain ISO 14001 certification. In August 1999, the system expanded to the Tokyo and Osaka head offices. The Company has since extended certification efforts to subsidiaries and overseas offices.

Marubeni pursues global environmental management through various initiatives that go beyond saving energy and resources. For example, it environmentally pre-audits all projects, prioritizes transactions with environmentally responsible businesses, and actively involves itself in areas that reduce environmental impact.

The Marubeni Foundation

The Marubeni Foundation was launched in 1974, in line with the Company's desire to contribute to the communities in which it operates. The Foundation is authorized by Japan's Ministry of Health and Welfare as a social welfare nonprofit charitable organization.

Since 1975, the Marubeni Foundation has donated about ¥100 million annually to social welfare bodies throughout Japan, including facilities for the disabled and the elderly. As of the end of 1999, it had made 1,264 contributions totaling ¥2.5 billion.

The Foundation has maintained donation levels despite declining returns on its investments. To maintain stability, it has innovated many new ways to raise funds, such as through the ¥100 Club comprising more than 5,000 volunteers from among the board of directors and current and retired employees. It also seeks donations through about 150 Marubeni Group companies. Marubeni matches donations from the ¥100 Club and Group companies.

Initially supported entirely by Marubeni, the Marubeni Foundation now draws fully on the resources of the whole Group and its employees. The Foundation has earned an outstanding reputation as a corporate-affiliated philanthropic organization and is recognized widely in Japan for its long history and extensive activities.

International Network



Europe

Aberdeen
Athens
Berlin
Brussels
Bucharest
Budapest
Dublin
Düsseldorf
Hamburg
Helsinki
London
Madrid
Milan
Oslo
Paris
Risley
Sofia
Stockholm
Warsaw

CIS

Almaty
Baku
Khabarovsk
Kiev
Moscow
Tashkent
Yuzhno-Sakhalinsk

China

Beijing
Changchun
Chongqing
Dalian
Guangzhou
Haikou
Harbin
Hong Kong
Kunming
Nanjing
Nantong
Ningbo
Qingdao
Shanghai
Shenyang
Shenzhen
Tianjin
Xiamen

Asia

Bandung
Bangkok
Calcutta
Chennai (Madras)
Chittagong
Colombo
Dhaka
Goa
Hanoi
Hatyai

Middle East

Abu Dhabi
Al-Khobar
Amman
Ankara
Baghdad
Doha
Dubai
Istanbul
Jeddah
Muscat
Riyadh
Sana'a
Tehran

Oceania

Adelaide
Auckland
Brisbane
Melbourne
Noumea
Perth
Port Moresby
Sydney

Africa

Abidjan
Accra
Addis Ababa
Algiers
Cairo
Harare
Johannesburg
Kampala
Lagos
Lusaka
Nairobi
○ Tripoli

Overseas Corporate Subsidiaries

Marubeni America Corporation	(New York)
Marubeni Canada Ltd.	(Vancouver)
Marubeni Mexico S.A. de C.V.	(Mexico City)
Marubeni Venezuela C.A.	(Caracas)
Marubeni Brasil S.A.	(São Paulo)
Marubeni Argentina S.A.	(Buenos Aires)
Marubeni Chile Limitada	(Santiago)
Marubeni Europe P.L.C.	(London)
Marubeni Deutschland GmbH	(Düsseldorf)
Marubeni Benelux S.A.	(Brussels)
Marubeni France S.A.	(Paris)
Marubeni Italia S.p.A.	(Milan)
Marubeni Iberia S.A.	(Madrid)
Marubeni Scandinavia AB	(Stockholm)
Marubeni Hungary Ltd.	(Budapest)
Marubeni Nigeria Ltd.	(Lagos)
Marubeni Saudi Arabia Co., Ltd.	(Riyadh)
Marubeni Iran Co., Ltd.	(Tehran)
Marubeni India Private Ltd.	(New Delhi)
Marubeni Singapore Pte. Ltd.	(Singapore)
Dagangterus Sdn. Bhd.	(Kuala Lumpur)
Marubeni Thailand Co., Ltd.	(Bangkok)
P.T. Marubeni Indonesia	(Jakarta)
Marubeni Philippines Corporation	(Manila)
Marubeni China Co., Ltd.	(Shanghai)
Marubeni Hong Kong Ltd.	(Hong Kong)
Marubeni Taiwan Co., Ltd.	(Taipei)
Marubeni Korea Corporation	(Seoul)
Marubeni Australia Ltd.	(Sydney)
Marubeni New Zealand Ltd.	(Auckland)
Marubeni Papua New Guinea Pty., Ltd.	(Port Moresby)

Ho Chi Minh City
Islamabad
Jakarta
Kaohsiung
Karachi
Kota Kinabalu
Kuala Lumpur
Kuching
Lahore
Manila
Mumbai (Bombay)
New Delhi
Phnom Penh
Pusan
Seoul
Sibu
Singapore
Surabaya
Taipei
Ulan Bator
Vientiane
Yangon



North America

Atlanta
Boston
Calgary
Chicago
Detroit
Houston
Los Angeles
Nashville
New York
Pittsburgh
Portland
San Francisco
Seattle
Toronto
Vancouver
Washington, D.C.

Central and South America

Bogotá
Buenos Aires
Caracas
Guatemala
Lima
Mexico City
Rio de Janeiro
Salvador
San José
Santiago
São Paulo

○ *Newly opened office*

IT BUSINESS

Japan

AboveNet Japan K.K.
Housing service and high-speed internet backbone service for Internet Service Providers
Asahi Satellite Broadcasting Ltd.
Satellite broadcaster utilizing Digital HDTV and interactive data broadcasting; commences BS digital broadcasting in December 2000
Computer Wave Inc.
Wholesale of software and peripheral equipment for computers
Ericsson Mobile Communications Japan K.K.
Marketing, sales and distribution of mobile phones and accessories
Global Access Limited
Facility-based telecommunications carrier providing international/domestic combined bandwidth via own optical fiber cable and city to city service
Hewlett-Packard Solutions Delivery, Ltd.
System integration, consultation and other related services providing total solutions for information systems
Interactive Cable Communications Inc.
Providing interactive communication services and digital contents supply on CATV network
Kanto Electronics Corporation
Sales of personal computers and related products, semiconductors and electronics components
KOALA TELEVISION CO., LTD.
Multichannel broadcaster and multimedia services provider via CATV infrastructure in Matsudo and Nagareyama, Chiba, Japan
Logitec Corporation
Development, manufacture and sales of peripheral equipment for personal computers
M3 Entertainment Corporation
Production and publishing of multimedia software including video, feature films, edutainment CD-ROM titles, personal computer games and console games
Marubeni Direct Corporation
Direct marketing-reseller (via Internet mail and/or direct mail) of personal computer-related products including software packages
Marubeni Software Co., Ltd.
Development and sales of software and electronic equipment
Marubeni Solutions Corporation
Sales and technical support of semiconductor production equipment, CAD/CAM/CAE products and other computer systems and electronics devices
Marubeni Telecom Co., Ltd.
Domestic and overseas voice message services, sales of telecommunication services and equipment, and providing Internet connecting services (or ISP)
Marubeni Network Systems Corporation
- Engineering, construction and maintenance of telecommunication & information network infrastructure
- Design, engineering, construction and security & facility management of data center and telecom house

MARUBENI TELEMARKETING CORPORATION
Future provider of a range of customer support solutions via multimedia call center facilities
Media Vision Inc.
Publishing, development and marketing of software packages for PCs for Japanese market
Meditec Corporation
Import, export, sales and service maintenance of medical equipment, apparatus and accessories
Mighty Card Corporation
Development, planning, manufacturing consignment and sales promotion for the contactless/contact IC card and related systems
MMC Corporation
Retailing software for games and personal computers
Mystery Channel Inc.
Broadcasts *Mystery Channel* on satellite broadcasting and CATV
NASCA Corporation
Sales and rental of pre-paid card system for *pachinko* games
Sofmap Co., Ltd.
Retail of digital related products, including personal computers and software products, etc.
TAKATSUKI Cable Network Inc.
Domestic interactive CATV operations, providing multimedia and other future interactive services
Town Television Minami-Yokohama Co., Ltd.
Domestic interactive CATV operation, providing multimedia and other future interactive services
Town Television Narashino Co., Ltd.
Domestic interactive CATV operation, providing multimedia and other future interactive services
TOYONAKA Community Cable Television Inc.
Domestic interactive CATV operation, providing multimedia and other future interactive services

U.S.A.

Global Bandwidth Solutions, Inc.
Real data communications carrier, using Marubeni's global network assets
Marubeni Solutions USA Corporation
Marketing and sales of advanced electronic equipment

Brazil

Marubeni Telecom do Brasil Ltda.
Undertaking the execution and coordinating the finance of telecommunication projects in Brazil

Netherlands

Marubeni Network Systems (Europe) B.V.
Development of telecom projects in African countries

South Africa

Marpless Communication Technologies (Pty.) Ltd.
Sales and engineering of telecommunications equipment

Indonesia

P.T. Marulindo Karya Nusa
Construction and contract execution for telecommunication project in Indonesia

Sri Lanka

Telecom Engineering Lanka (Private) Ltd.
Engineering, construction and maintenance of telecommunication system and network

Australia

LIGHTING CORPORATION OF AUSTRALIA PTY LIMITED
Sales of Iwasaki lamps, lighting equipment and fixtures

UTILITY & INFRASTRUCTURE

Japan

Hamanasu Wind Power Corporation
Independent power producer of Shimamaki Wind Farm, Hokkaido
Marubeni Power Systems Corporation
Engineering, procurement and construction services for overseas power projects
Marubeni Vivendi Environment Corporation
Development of ESCO Business, waste management business and water treatment business
Transport Systems Engineering Co., Ltd.
Planning and development of transport systems

U.S.A.

Marubeni Power International Inc.
Marketing and development of power project in Central and South America
Marubeni Power Ventures, Inc.
Holding company of power projects
Sithe Energies, Inc.
Independent power producer

Cayman Islands

Marubeni Miravalles Investment Limited
Investment in independent power producer
Marubeni Termovalle Investment Ltd.
Investment in independent power producer

Mexico

Aquasistema Salina Cruz S.A. de C.V.
Construction, operation and maintenance of water treatment and desalination plants for PEMEX Refinacion

Netherlands

Marubeni Power Holding B.V.
Investment in independent power producer

U.K.

Marubeni Europower Ltd.
Execution, marketing, development and investment for power projects in Europe, Middle East and Africa

Turkey

Uni-Mar Enerji Yatirimlari A.S.
Independent power producer

India

PPN Power Generating Company
Independent power producer

Indonesia

P.T. Matlamat Cakera Canggih
Marketing, development, contracting and execution for power project in Indonesia

Philippines

Marubeni Energy Services Corporation
Operation and maintenance contractor of Mindanao 1 and 2 geothermal power plants
Marubeni Mindanao Power Holding Corporation
Investment to IPP and execution of the contract for the construction of power plant
Marubeni Pacific Energy Holdings Corporation
Holding company of power projects
San Roque Power Corporation
Independent power producer of San Roque Multipurpose Dam Project

Taiwan

Ever Power IPP Company Ltd.
Independent power producer

Thailand

Eastern Power and Electric Company Limited
Independent power producer of Bang-Bo project
Marubeni Asian Power (Thailand) Ltd.
Marketing and development of power project

China

Chengdu Générale des Eaux-Marubeni Waterworks Co., Ltd.
Construction, operation and maintenance of water treatment plant for Chengdu Municipality, Sichuan Province
Marubeni Asian Power Ltd.
Providing consultation services related to project development for IPP in Southeast Asia including China

Australia

Millmerran Power Partners
Investment in independent power producer for merchant operation

PLANT & SHIP

Japan

Japan Indonesia Petrochemical Investment Corporation
Investment and related services for Chandra Asri Project
KAFCO Japan Investment Co., Ltd.
Investment and related services for Karnaphuri Fertilizer Co., Ltd.
Koyo Line Ltd.
Ship management and brokerage
Marubeni Energy and Chemical Project Corporation
Overseas trade, domestic sales, investment, consulting and feasibility studies of the following:
- energy-related plants
- petrochemical and chemical plants
- pollution control and environmental protection facilities, IT for industrial use, etc.

Marubeni Fine Steel Co., Ltd.
Manufacture and sales of precise saw wire to be used in wire saw machines for the slicing of silicon ingot and KAGO-Mat for multipurpose revetment applications
Marubeni Heavy Machinery Trading Co., Ltd.
Sales and export & import of steel-making plants, related machinery and environmental equipment
Marubeni Industrial Plant Corporation
Engineering, procurement and construction of plants, related machinery and parts for cement, pulp and paper, nonferrous metals, food processing, automobile and economic collaboration projects
Marubeni Ship Material Co., Ltd.
Trade of ship equipment and others
Marubeni Tekmatex Corporation
Import and domestic sales of textile machinery
Sumatra Pulp Corporation
Investment and consulting services for Musi Pulp Project

Canada

Martec Recycling Corporation
Manufacturing and leasing of Hot-In Place asphalt road recycling machinery

U.S.A.

MARCOP Inc.
Production and sales of pulverized coal to USS Gary works
Marubeni Plant Contractor Inc.
Civil work and installation of plants
MCP Iron Oxide, Inc.
Investment for American Iron Oxide Company, a joint venture manufacturing high-purity iron oxide
Swift Spinning Mills Inc.
Production of cotton yarns

Mexico

Compania de Nitrogeno de Cantarell S.A. de C.V.
Production and supply of nitrogen for PEMEX
COMPANIA DE SERVICIOS DE COMPRESION DE CAMPECHE, S.A. DE C.V.
Compression of associated gas for PEP at Cantarell oil field

France

Barudan Trading S.A.
Sales of Barudan embroidery machines
Tekmatex Europe S.A.
Sales and service of textile machinery

U.K.

MC-Komori Currency Press Ltd.
Sales and marketing of security and banknote printing press and ancillary equipment manufactured and supplied by Komori Corporation

Liberia

Royal Maritime Corporation
Ship leasing, finance and ship owning

Indonesia

PT. Chandra Asri
Manufacture and sales of petrochemical products
PT. TANJUNGENIM LESTARI PULP & PAPER
Production and sales of bleached kraft pulp

Philippines

JG Summit Petrochemical Corporation
Manufacturing and sales of polypropylene and polyethylene

Singapore

Marubeni Plant International Pte. Ltd.
Sales promotion of energy and chemical projects in Asia

Thailand

Marubeni Tekmatex (Thailand) Co., Ltd.
Sales and service of textile machinery

TRANSPORTATION & INDUSTRIAL MACHINERY

Japan

Dengensha Mfg. Co., Ltd.
Manufacture of electric welding machines
Ecomanage Corporation
Development and investment in waste treatment business
Komatsu Ace Rental KK
Leasing and rental of Komatsu construction equipment
MARUBENI AEROSPACE CORPORATION
Sales, export, import, lease and installment sales of aircraft, aircraft and ship engines, onboard equipment for aircraft and ships, and parts
Marubeni Auto Sales Corporation
Import and export of automobiles and parts
Marubeni C.A.M. Corporation
Export, import and offshore transactions of construction, mining and agricultural machinery, etc.

Marubeni Construction Machinery Sales, Inc.
Sales of construction and mining equipment
Marubeni General Leasing Corporation
Lease and sales of plants, machinery and equipment
Marubeni Machinery Co., Ltd.
Sales and distribution of printing machinery and industrial machinery
Marubeni Techno-Systems Corporation
Sales of production machinery relating to media (CD, DVD and IC card), food, beverage, packaging, pulp & paper, automobile and general industrial and agricultural equipment
NK Lease Co., Ltd.
Leasing and rental of Komatsu construction equipment
Shinnihon Reiki Co., Ltd.
Manufacture of water cooling towers

Canada

Kubota Canada Ltd.
Sales and service of Kubota agricultural machinery

U.S.A.

Bi-County Saturn LLC
Saturn dealer
Long Island Automotive Group, Inc.
Volvo brand, Land Rover brand and Saturn brand car dealers
Marubeni Citizen-Cincom Inc.
Sales of Citizen machine tools
Marubeni Construction Machinery (America), Inc.
Export and sales of construction machinery
Marubeni Disc Systems, Inc.
Sales of machinery for optical disc, CD & DVD
Marubeni Engine & Power Corporation
Sales of Nissan Tohatsu marine engines
Marubeni Motor Service, Inc.
Import and sales of automobiles and investment in automobile agencies
Mitchell Distributing Co.
Sales and service of construction machinery
Nissan Diesel America, Inc.
Sales and service of UD trucks
Robin America, Inc.
Robin general-purpose engine distributor
Trax Inc.
Sales and service of construction machinery
Unipres U.S.A. Inc.
Sales and manufacture of automotive body panels

Cayman Islands

Marubeni Aero Engines Ltd.
Investment in aircraft engines

Chile

Nissan Marubeni Ltda.
Sales of Nissan vehicles and trucks

Mexico

Unipres Mexicana S.A. de C.V.
Sales and manufacture of automotive body panels

Belgium

Marubeni Construction Machinery Europe N.V./S.A.
Export and sales of construction and agro-industrial machinery
N.V. Marubeni Auto (Europe) S.A.
Sales of automobiles and auto parts
N.V. Nissan Belgium S.A.
Import, distribution and service of Nissan vehicles and parts

France

Kubota Europe S.A.
Sales and service of Kubota agricultural machinery

Germany

Kubota (Deutschland) GmbH
Sales and service of Kubota agricultural machinery
Marubeni Auto Deutschland GmbH
Nissan brand, Mitsubishi brand and Fiat brand car dealer

Norway

Nissan Norge AS
Import, distribution and service of Nissan vehicles, Nissan Diesel trucks and parts

Poland

Nissan Poland Ltd.
Import, distribution and service of Nissan vehicles and parts

Slovenia

Nissan Adria d.o.o.
Import, distribution and service of Nissan vehicles and parts

Sweden

Nissan Sverige AB
Import, distribution and service of Nissan vehicles and parts

U.K.

Kubota (U.K.) Ltd.
Sales and service of Kubota agricultural machinery
Marubeni-Komatsu Ltd.
Import, sales and service of construction machinery
Ogihara Europe Ltd.
Sales and manufacture of automotive body panels

Russia

Marubeni Auto (Russia) Co., Ltd.
Nissan distributor

Ghana

TOYOTA GHANA COMPANY LIMITED
Import and distribution of TOYOTA vehicles

Indonesia

P.T. Astra Multi Finance
Consumer financing of Nissan Diesel and Isuzu vehicles

Thailand

Nissan Diesel (Thailand) Pty. Ltd.
Nissan Diesel brand trucks distributor
The Siam Kubota Industry Co., Ltd.
Manufacturing and sales of Kubota engines and agricultural machinery

Australia

Hitachi Construction Machinery (Australia) Pty. Ltd.
Sales and service of construction machinery
Kubota Tractor (Australia) Pty. Ltd.
Sales and service of Kubota agricultural machinery
Marubeni Auto Oceania Pty. Ltd.
Import and distribution of Nissan Diesel trucks

ENERGY

Japan

D.M. Gas Station, Inc.
Sales of petroleum products
Marubeni Apollo Corporation
Sales of petroleum products
Marubeni Energy Corporation
Sales of petroleum products and LPG
Marubeni Ennex Corporation
Oil terminals
Marubeni Marine Oil Co., Ltd.
Sales of bunker oil
Marubeni Utility Services, Ltd.
Sales of nuclear power plant related components and services
Nisseki Marubeni Co., Ltd.
Sales of petroleum products and LPG
Qatar LNG Investment Co., Ltd.
Gas development
Qatar LNG Service Agency Co., Ltd.
LNG Importing services
Toh-hoku Sekiyugas Co., Ltd.
Sales of petroleum products and LPG

U.S.A.

Energy U.S.A. Inc.
Nuclear energy related business
MIECO Inc.
Petroleum trading

Bermuda

Marubeni Petroleum Co., Ltd.
Petroleum trading

Netherlands

Marubeni LNG International B.V.
Investment in LNG project
MQL International B.V.
Gas development

Singapore

Marubeni International Petroleum (Singapore) Pte. Ltd.
Petroleum trading
Ravva Oil (Singapore) Pte. Ltd.
Oil development

China

Qinhuang dao Winsway Petroleum Co., Ltd.
Tank storage business for clean petroleum products
Shenzhen Sino-Benny LPG Co., Ltd.
Import and sales of LPG

Australia

Marubeni Thermal Coal Pty. Ltd.
Development and sales of coal

METALS & MINERAL RESOURCES

Japan

Marubeni Metals Corporation
Sales of nonferrous and light metal products
Marubeni Tetsugen Co., Ltd.
Sales of raw materials for steelmaking, ferro alloy, coal and petroleum coke

Cayman Islands

Marubeni Caja Investment Limited
Investing in Refineria de Cajamarguilla S.A.

Netherlands

Marubeni LP HOLDING B.V.
Investing in Los Pelambres copper mine, the Republic of Chile

Malaysia

Toyo-Memory Technology Sdn. Bhd.
Manufacture of nickel phosphorous substrate

Australia

Marubeni Aluminium Australia Pty. Ltd.
Sales of aluminum ingot and investment in aluminum business
Marubeni Coal Pty. Ltd.
Investment in coal business

IRON & STEEL

Japan

Amatei Incorporated
Manufacture of standard and specialty nails
Marubeni Construction Material Lease Co., Ltd.
Leasing and sales of temporary construction materials
Marubeni Special Steel Co.
Processing and sales of stainless steel, specialty steel and wire products
Marubeni Steel Corporation
Export of steel line pipes, special tubes, pipe accessories, specialty steel and stainless steel
Marubeni Steel Structural Materials Inc.
Sales of steel structural materials
Marubeni Steel Trade Corp.
Processing and sales of steel sheet
Ohtsuka Steel Trading Co., Ltd.
Sales of steel plates and other construction materials
Sanyo Co., Ltd.
Sales of steel pipes and couplings
Tomiyasu & Co., Ltd.
Sales of tinplate and steel sheet
Toyo Tekko Co., Ltd.
Slitting and processing of steel sheet
Yamatogawa Co., Ltd.
Sales of cast-iron and steel pipes, and water-pipe installation

U.S.A.

Marubeni Steel Processing, Inc.
Processing of steel coil and sheet
Marubeni Tubulars, Inc.
Sales of steel tubular products

Indonesia

P.T. Marubeni Steel Processing Indonesia
Processing of steel sheet and plates

Malaysia

Yung Kong Galvanizing Industries Berhad
Manufacture of galvanized steel sheet

Thailand

Marubeni Steel Processing (Thailand) Co., Ltd.
Processing of steel sheet and plates
Thai Coated Steel Sheet Co., Ltd.
Manufacture and sales of electrogalvanized steel sheet
Thai Cold Rolled Steel Sheet Public Co., Ltd.
Manufacture of cold-rolled steel sheet

China

Shanghai Rihong Steel Sheet Processing Co., Ltd.
Processing of steel sheet and plates

Australia

Total Steel of Australia Pty. Ltd.
Sales of steel products

CHEMICALS

Japan

AIN MEDICAL SYSTEMS INC.
Pharmacy operation
Eco Sheet Sapporo Corporation
Recycling of PET resin
Marubeni Agrotech Corporation
Sales of agrochemicals and related materials
Marubeni Chemix Corporation
Sales of organic chemicals and specialty chemicals
Marubeni Plax Corporation
Sales of plastic products and resin
M-I Chemicals Co., Ltd.
Manufacture and sales of PVC compounds
Polytech Incorporated
Recycling of PET resin
Shinko Chemical Terminal Co., Ltd.
Manufacture, sales, transportation and storage of chemical products

U.S.A.

ATC Inc.
Manufacture and sales of polypropylene compounds
Diamond Polymers Inc.
Manufacture and sales of ABS compounds
Helena Chemical Company
Distribution of agrochemicals, fertilizer and seeds
Marubeni Specialty Chemicals Inc.
Sales of specialty chemicals
Maxroy Corporation
Sales of VCM produced by OxyMar

France

Agrovista France S.A.S.
Sales of agrochemicals

Germany

Marubeni Specialty Chemicals (Europe) GmbH
Sales of specialty chemicals

Italy

Italpet Preforme S.p.A.
Manufacture of PET resin

Netherlands

AGROVISTA B.V.
Sales of agrochemicals

U.K.

Birkbys Plastics Ltd.
Manufacture and sales of plastic products

Russia

ZAO FUJIFILM RU
Sales of photosensitive materials and products

Ukraine

Image Ukraine CJSC
Sales of photosensitive materials and products

Indonesia

P.T. Emblem Asia
Manufacture and sales of biaxially oriented nylon film
P.T. Fukusuke Kogyo
Manufacture and sales of PE films
P.T. Nof Mas Chemical Industries
Manufacture and sales of organic peroxides

Malaysia

Agricultural Chemicals (Malaysia) Sdn. Bhd.
Manufacture and sales of agrochemicals

Singapore

Marubeni Chemical Asia Pacific Pte. Ltd.
Import/export/ITC of organic and specialty chemicals
Marubeni Plastics Asia Pte. Ltd.
Import/export of plastics

Taiwan

Kaofu Chemical Corporation
Manufacture and sales of polystyrene and related resins

China

Beijing Asahi Glass Electronics Co., Ltd.
Manufacture and sales of multiform and frit glass

Nantong Wanhong Agrochemical Co., Ltd.
Formulation and sales of agrochemicals
Polyglory (Hong Kong) Ltd.
A holding company of Polyglory (Dongguan) Plastic Ltd.
Shanghai Asahi Electronic Glass Co., Ltd.
Manufacture and sales of glass bulbs for CPT
Wuxi Zhenyu Chemical Co., Ltd.
Production and sales of sulphuric acid, SOP and hydrochloric acid

Australia

Dampier Salt Ltd.
Production and sales of salt

FOREST PRODUCTS & GENERAL MERCHANDISE

Japan

Fukuyama Paper Co., Ltd.
Manufacture of corrugating medium and paper tube materials
Koa Kogyo Co., Ltd.
Manufacture of corrugating medium, containerboard and printing paper
Marubeni Building Materials Co., Ltd.
Wholesale of wood products and construction materials
Marubeni Cement & Construction Materials Co., Ltd.
Wholesale of cement and construction materials
Marubeni CLS Corporation
Sales of synthetic leather
Marubeni Footwear Inc.
Export, import and wholesale of footwear
Marubeni Lumber Co., Ltd.
Sawmilling and wholesale of logs and lumber
Marubeni Office Supply Co., Ltd.
Conversion and sales of information processing paper
Marubeni Paper & Pulp Logistics Co., Ltd.
Integrated logistic management of imported and domestic paper and pulp products
Marubeni Shigyo Co., Ltd.
Wholesale of all types of paper
Marusumi Paper Co., Ltd.
Manufacture of printing paper
Minatoya Paper Trading Co., Ltd.
Wholesale of all types of paper
Precision Japan Ltd.
Sales of golf products and materials

Canada

Daishowa-Marubeni International Limited
Manufacture and sales of bleached kraft pulp

U.S.A.

Pan Pacific Fiber, Inc.
Wastepaper collection

Germany

Marubeni Pulp & Paper Sales Europe GmbH
Sales of thermal paper
Yokohama Reifen GmbH
Sales of Yokohama Tires

Singapore

Marubeni International Commodities (Singapore) Pte. Ltd.
Sales of natural rubber and related products

Thailand

Unimac Rubber Company Ltd.
Production and sales of natural rubber

Australia

Southern Plantation Forest Pty. Ltd.
Hardwood plantation, chip production and sales activities

AGRI-MARINE PRODUCTS

Japan

Beni Frozen Corporation
Wholesale of frozen foods
Benirei Corporation
Refrigerated warehousing and wholesale of marine products
Central Japan Grain Terminal Co., Ltd.
Grain warehousing, stevedoring and transportation operations
Dairy Queen Japan Co., Ltd.
Management of Dairy Queen stores and Dessert Café stores, and sales of franchise
Flore 21 Co., Ltd.
Wholesale of flowers and related products
Heisei Farm Corporation
Broiler farming and processing, and production of processed foods
Kanto Grain Terminal Co., Ltd.
Grain warehousing, stevedoring and transportation operations
Katakura Chikkarin Co., Ltd.
Manufacture of fertilizer and marketing of LPG and feed
Marubeni Chikusan Corporation
Marketing of livestock, meats and processed products
Marubeni Egg Corporation
Production and sales of eggs
Marubeni Foods Corporation
Wholesale of coffee, tea, alcoholic beverages and foodstuffs
Marubeni Shiryo Co., Ltd.
Manufacture of compound feed
Marukoh Fisheries Co., Ltd.
Wholesale of domestic and imported tuna
Melitta Japan Ltd.
Coffee equipment trading
Miyako Sugar Manufacturing Co., Ltd.
Manufacture of sugar
Nikko Oil Mills Co., Ltd.
Crushing and refining of oilseeds
Nissan-Marubeni Shoji Co., Ltd.
Wholesale of fertilizer, agrochemicals, foodstuffs and meat products
Okumoto Flour Milling Co., Ltd.
Flour milling
Pacific Grain Terminal Ltd.
Grain warehousing, stevedoring and transportation
Rice World Co., Ltd.
Sales of rice for domestic market
Seiwa Shokuhin Co., Ltd.
Wholesale of frozen foods
Shinshindo Baking Co., Ltd.
Manufacture of bakery products
Stork Corporation
Catering services
Sunmari Co., Ltd.
Food supermarket
Ten Corporation
Management of "Ten-Don" fast-food chain
Tohan Co., Ltd.
Sales of sugar and sugar-related products
Tokyo Allied Coffee Roasters Co., Ltd.
Manufacture and wholesale of roasted coffee
Tokyo Flour Milling Co., Ltd.
Flour milling
Toyo Sugar Refining Co., Ltd.
Sugar refining
Yamaboshiya Co., Ltd.
Wholesale of confectionery

U.S.A.

Columbia Grain, Inc.
Grain warehousing and transportation operations
Columbia Grain International, Inc.
Grain trading
Fremont Beef Company
Meat processing
North Pacific Processors, Inc.
Processing and canning of frozen seafood
Wyoming Premium Farm LLC.
Piggery

Brazil

Cia. Iguaçu de Café Solúvel
Production of instant coffee

France

Paris Foods S.A.S.
Export of European food products to Japan

U.K.

The Tomatin Distillery Co., Ltd.
Distilling of Scotch whisky

Taiwan

Heartland International Co., Ltd.
Grain trading

China

Dalian Marubeni Cereal Foods Co., Ltd.
Manufacture and sales of flour and processed foods
Great Wall Food (Dalian) Co., Ltd.
Broiler farming and processing
Shanghai Shuang Hong Bakery Co., Ltd.
Manufacture of Japanese-style bakery products
Tianjin Ronghong Sales & Distribution Co., Ltd.
Wholesale of foodstuffs
Weifang Meicheng Broiler Co., Ltd.
Broiler farming and processing

Australia

Rangers Valley Cattle Station Pty. Ltd.
Feedlot operation

TEXTILE

Japan

Benny Toyama Corporation
Manufacture of fishing nets and warp-knit products
Kyoto Marubeni Co., Ltd.
Wholesale of Japanese kimonos and related products
Marubeni Fashion Link, Ltd.
Marketing and sales of fabric, apparel and sportswear
Marubeni Fashion Planning Corp.
Consulting on fashion merchandising, planning, design and research
Marubeni Intex Co., Ltd.
Wholesale of industrial and interior textiles, ready-made goods and materials
Marubeni Textile Distribution Center Co., Ltd.
Warehousing, sorting and distribution of textile ready-made goods
Marubeni Tex Co., Ltd.
Wholesale of textile piece goods, knitting yarn and textile ready-made goods
Panther Co., Ltd.
Manufacture and wholesale of men's apparel

Indonesia

P.T. Argo Beni Manunggal
Dyeing and finishing of knitted fabrics
P.T. Dharma Maruwa Garment Industry
Manufacture of knitted shirts

Thailand

Dusit Textile Co., Ltd.
Spinning and weaving of cotton and polyester/cotton fabrics
Erawan Textile Co., Ltd.
Spinning and weaving of cotton and polyester/cotton fabrics
Thai Textile Development & Finishing Co., Ltd.
Dyeing, printing and finishing of medium- to heavy-weight fabrics
Tokai Dyeing Co., (Thailand) Ltd.
Dyeing, printing and finishing of cotton and synthetic fabrics

China

Marubeni Textile Asia Ltd.
Textile materials trade
Passport Fashion Company Limited
Production and quality control of apparel made up overseas
Shanghai Xin Hong Textile Co., Ltd.
Spinning and selling of synthetic yarn

DEVELOPMENT & CONSTRUCTION

Japan

Asano Engineering Co., Ltd.
Construction of water supply, sewerage and water treatment facilities
Benny Estate Service Co., Ltd.
Property management of condominiums, buildings and commercial complexes
Fuyo Kanko Co., Ltd.
Operation of Fuyo Country Club golf club
Kohei Co., Ltd.
Operation of four golf clubs
Koshigaya Community Plaza Co., Ltd.
Development and leasing for commercial complex
Levene Co., Ltd.
Operation of sports club and facilities
Marubeni Construction Co., Ltd.
Civil engineering and construction
Marubeni Real Estate Co., Ltd.
Development and leasing of real estate
Marubeni Real Estate Sales Co., Ltd.
Sales and marketing of real estate, supervision of construction
Marubeni Setzbi Corporation
Engineering and construction of air-conditioning systems and construction facilities, and snow machines
Park Lane Co., Ltd.
Operation of Hotel Park Lane Tsurumi, Nishikasai

Indonesia

P.T. Megalopolis Manunggal Industrial Development
Development and sales of industrial estates in Indonesia
P.T. Mekanusa Cipta and four companies
Development and sales of housing CIBUBUR project

Malaysia

Sin Heap Lee-Marubeni Sdn. Bhd.
Development and sales of housing, ownership and operation of golf club

Philippines

Lima Land, Inc.
Development and sales of industrial estate in Batangas State in the Philippines

China

Shanghai House Property Development Co., Ltd.
Development of a housing estate for local residents
Shanghai International Realty Co., Ltd.
Leasing of housing for foreign nationals

OTHERS

Japan

Liaison Planning Inc.
Planning, advertising and publishing
Madoc Co., Ltd.
Tenant services, general leasing and financing services
Marnix Corp.
Insurance broker
Marubeni Accounting Service Co., Ltd.
Accounting services and consultation
Marubeni Document Systems Inc.
Preparation of shipping documentation
Marubeni Finance Corporation
Finance services
Marubeni Human Technology Co., Ltd.
Comprehensive human resources services and systems providers
Marubeni Information Systems Co., Ltd.
Operation and development of information and communication systems
Marubeni Insurance Center, Inc.
Insurance agency
Marubeni Logistics Corp.
NVOCC, air cargo service, distribution and warehousing and consulting work for logistics
Marubeni Personnel Support Co., Ltd.
Temporary placement agency
Marubeni Service Corporation
Support of general affairs

U.S.A.

Marubeni Transport Service Corp.
Through-transportation services, inland transportation, customs brokerage and consulting work for logistics

Brazil

Marubeni Brasil Representações e Participações Ltda.
Office building rental

Belgium

Marubeni Benelux Development S.A.
Office building rental

Germany

Deutsch-Japanisches Center GmbH
Office building rental and hotel operation
Marubeni Euro Distribution GmbH
Warehousing and distribution

Netherlands

Marubeni Finance Holland B.V.
Financial services and investment

U.K.

Marnix Europe Ltd.
Insurance broker
Marubeni International Finance p.l.c.
Financial services and investment
Marubeni Properties UK Ltd.
Office building rental

Philippines

Lima Logistics Corporation
Warehousing and operation of inland container depot

Thailand

Eastern Sea Laem Chabang Terminal Co., Ltd.
Container terminal operation
Thai Logistics Service Co., Ltd.
Customs clearance and distribution

China

Shanghai Wai-Hong International Logistics Co., Ltd.
Warehousing, forwarding and road transportation

(As of March 31, 2000)

Directors and Corporate Auditors



Seated, from left: Iwao Toriumi, Tohru Tsuji
Standing, from left: Masaru Mizuno, Katsuo Koh

Chairman, Executive Director

Iwao Toriumi

President and CEO, Director

Tohru Tsuji

Executive Vice Presidents, Directors

Masaru Mizuno
CIO; Executive Corporate Officer, Business Solutions Dept.; Member of Corporate Management Committee, Advisor to the President for Chemicals Div.

Katsuo Koh
Member of Corporate Management Committee, Advisor to the President for Iron & Steel Div., Agri-Marine Products Div.

Senior Vice Presidents, Directors

Tetsuo Nishizaka
Member of Corporate Management Committee, Advisor to the President for Plant & Ship Div., Transportation & Industrial Machinery Div.

Masao Matsui
Member of Corporate Management Committee, Advisor to the President for Textile Div., Development & Construction Div.

Hideya Taida
Executive Corporate Officer, General Affairs Dept., Corporate Strategies Dept., Information Systems Dept., Logistics & Insurance Management Dept., Logistics & Insurance Business Dept.

Yuichi Ishimaru
Member of Corporate Management Committee, Advisor to the President for IT Business Div., Utility & Infrastructure Div.

Corporate Vice Presidents, Directors

Kenichi Nishida
General Manager for China; President, Marubeni China Co., Ltd.; General Manager, Beijing Office

Yoshio Fujimoto
Chief Representative in Indonesia

Inoshin Kitamura
Executive Corporate Officer, Risk Management Div.; Senior Corporate Officer, General Affairs Dept.

Naoyuki Morimoto
General Manager, Nagoya Branch

Yoshiya Toyoda
General Manager for North America & Central America; President & Chief Executive Officer, Marubeni America Corporation; Chairman, Marubeni Canada Ltd., Marubeni Mexico S.A. de C.V.

Nobuo Katsumata
Executive Corporate Officer, President's Office, Human Resources Dept., Corporate Planning & Coordination Dept.; Member of Corporate Management Committee, Advisor to the President for Forest Products & General Merchandise Div.

Takeshi Hojo
President, Marubeni Philippines Corporation

Shigeki Kuwahara
Member of Corporate Management Committee, Advisor to the President for Energy Div., Metals & Mineral Resources Div.

Hirohiko Kubo
General Manager for Europe & Africa; Managing Director, Marubeni Europe P.L.C.

Takeyoshi Watanabe
Chief Operating Officer, Plant & Ship Div.

Kazuhiro Owaki
Chief Operating Officer, IT Business Div.

Kazuhiko Sakamoto
Executive Corporate Officer, Corporate Communications Dept., Corporate Accounting Dept., Finance Dept., Structured Finance Dept.

Directors

Takabumi Konishi
Chief Operating Officer, Metals & Mineral Resources Div.

Chiaki Takahata
General Manager, Machinery Administration Dept.

Noritsugu Watanabe
Chief Operating Officer, Transportation & Industrial Machinery Div.

Hidekatsu Yamamoto
Chief Operating Officer, Textile Div.

Tatsuji Sueki
Chief Operating Officer, Agri-Marine Products Div.

Toshio Nakagawa
Chief Operating Officer, Chemicals Div.

Tamio Suzuki
Chief Operating Officer, Development & Construction Div.

Seinosuke Okazaki
Chief Operating Officer, Iron & Steel Div.

Yuji Kato
Chief Operating Officer, Energy Div.

Akira Matsuda
Senior Operating Officer, Plant & Ship Div.

Katsuhiko Ibaraki
Senior Corporate Officer, Corporate Accounting Dept., Finance Dept., Structured Finance Dept.; General Manager, Finance Dept.

Kiyoshi Yoshimitsu
Chief Operating Officer, Utility & Infrastructure Div.

Kazuhiko Nishizawa
Senior Operating Officer and CIO, Iron & Steel Div.

Makoto Isogai
Chief Operating Officer, Forest Products & General Merchandise Div.

Kazuo Ogawa
Senior Operating Officer, Chemicals Div.

Yasutaka Emori
Senior Operating Officer, Transportation & Industrial Machinery Div.

Sadashi Iida
Senior Operating Officer and CIO, IT Business Div.

Corporate Auditors

Yasuo Ota

Takao Mizuno

Sumiko Takahara

Tatsuhiko Tsukuda

(As of June 28, 2000)

ORGANIZATION


General Meeting of Shareholders
Board of Directors
Corporate Auditors
Board of Corporate Auditors
President
Corporate Management Committee
Committee of Chief Operating Officers
President's Office
Audit Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Communications Dept.
Corporate Planning & Coordination Dept.
Corporate Strategies Dept.
Information Systems Dept.
Corporate Accounting Dept.
Finance Dept.
Structured Finance Dept.
Risk Management Div.
Risk Management Administration Dept.
Credit Dept.
Legal Dept.
Logistics & Insurance Management Dept.
Logistics & Insurance Business Dept.
Business Solutions Dept.
IT Business Div.
Utility & Infrastructure Div.
Plant & Ship Div.
Transportation & Industrial Machinery Div.
Energy Div.
Metals & Mineral Resources Div.
Iron & Steel Div.
Chemicals Div.
Forest Products & General Merchandise Div.
Agri-Marine Products Div.
Textile Div.
Development & Construction Div.
Domestic Branches & Offices
Overseas Branches & Offices

(As of April 1, 2000)

Contents

SIX-YEAR SUMMARY

Marubeni Corporation
Years ended March 31, 2000, 1999, 1998, 1997, 1996 and 1995

	Millions of yen						Thousands of U.S. dollars
	2000	1999	1998	1997	1996	1995	**2000**
For the year:							
Trading transactions:							
Domestic	**¥ 4,571,183**	¥ 5,183,131	¥ 5,931,831	¥ 6,604,469	¥ 6,967,511	¥ 6,741,379	**$43,124,368**
Export	**1,250,165**	2,163,734	2,535,228	2,190,089	1,976,749	2,058,938	**11,794,009**
Import	**1,425,294**	1,452,026	1,710,749	1,727,032	1,531,517	1,619,055	**13,446,170**
Offshore	**2,975,800**	3,161,266	3,462,709	3,448,387	3,064,783	2,449,590	**28,073,585**
Total volume of trading transactions	**10,222,442**	11,960,157	13,640,517	13,969,977	13,540,560	12,868,962	**96,438,132**
Gross trading profit	**453,496**	522,356	534,485	496,550	475,221	460,167	**4,278,264**
Income (loss) before income taxes and equity in earnings (losses)	**5,419**	(149,904)	54,922	57,504	33,900	14,572	**51,123**
Net income (loss)	**2,060**	(117,729)	17,230	20,113	15,117	10,368	**19,434**
At year-end:							
Total assets	**5,584,353**	6,511,841	7,388,101	7,550,347	7,644,002	6,844,022	**52,682,575**
Total shareholders' equity	**324,301**	354,017	475,253	512,929	560,589	480,451	**3,059,444**
Interest-bearing debt	**3,736,136**	4,546,681	4,915,046	4,935,317	4,916,219	4,469,342	**35,246,566**
	Yen						U.S. dollars
Amounts per 100 shares:							
Basic earnings (loss)	**¥138**	¥(7,880)	¥1,153	¥1,346	¥1,012	¥694	**$1.30**
Diluted earnings (loss)	**138**	(7,880)	1,054	1,289	1,010	694	**1.30**
Cash dividends	**—**	300	600	600	600	600	**—**

Note: U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing exchange rate of ¥106 to US$1 as of March 31, 2000.

Outlook

In fiscal 2000, ended March 31, 2000, the Japanese economy began to show signs of recovery despite high unemployment rates and excessive production facilities as the government maintained its zero interest-rate policy and pursued aggressive fiscal spending. Exports recovered, primarily to Asia, while information technology (IT) investment and consumption boomed. As a result, the economy bottomed out from mid-term. The balance of Japan's current account declined amid higher oil prices and improved conditions elsewhere in primary products markets, while imports of electronic components and personal computers from Asia soared.

Overseas, the United States recorded its longest period of growth since World War II. Personal spending climbed swiftly in line with rising stock prices and increasing employment, and capital investment rocketed, particularly in the information and communications sectors. European economies expanded slightly as personal consumption recovered in line with lower unemployment, while depreciation of the Euro contributed to steady export expansion. Exports from Asia soared, particularly from Korea, Taiwan, Singapore and Malaysia, in response to higher demand for IT-related equipment. This factor and aggressive fiscal stimulus packages helped put Asian economies on firm footings. Most countries in the region gradually recovered from the currencies crisis; financial markets have become stable. In China, personal consumption weakened amid employment concerns stemming from reforms to state-run enterprises. Sharply higher exports and economic stimulus programs helped the nation avoid an economic downturn. Economies in Latin America and Russia suffered from the aftermath of currency devaluations, but headed toward recovery in line with a turnaround in world trade and international capital flows.

Total Volume of Trading Transactions

Marubeni's total volume of trading transactions on a consolidated basis dropped 14.5%, to ¥10,222.4 billion (US$96,438 million).

By Transaction Type

Domestic transactions fell ¥611.9 billion, or 11.8%, to ¥4,571.2 billion (US$43,124 million). This reflected declines in Textile and Metals, which overshadowed the increase in Energy and Chemicals. Exports plunged ¥913.6 billion, or 42.2%, to ¥1,250.2 billion (US$11,794 million), primarily because of reductions in Machinery, particularly automobiles, and Metals, mainly steel products. Imports slipped ¥26.7 billion, or 1.8%, to ¥1,425.3 billion (US$13,446 million). This drop was because the increases in Textile, Energy and Chemicals were offset by declines in the other products. Offshore transactions decreased ¥185.5 billion, or 5.9%, to ¥2,975.8 billion (US$28,074 million), owing to reductions in Machinery, particularly plants, Metals and Agri-Marine Products, which overshadowed the increase in Energy and Chemicals, Construction, Forest Products & General Merchandise and Textile.

By Region

Transactions with external customers in Japan fell ¥819.1 billion, or 10.0%, to ¥7,338.4 billion (US$69,230 million). Transactions in North America plummeted ¥819.1 billion, or 43.4%, to ¥1,067.2 billion (US$10,068 million). European transactions dropped ¥87.7 billion, or 20.3%, to ¥344.6 billion (US$3,251 million). In Asia and Oceania, transactions rose ¥82.2 billion, or 11.1%, to ¥819.7 billion (US$7,733 million). Transactions in other regions were off ¥94.1 billion, or 12.6%, to ¥652.6 billion (US$6,157 million).


Trading Transactions by Type
(Trillions of yen)
16
12
8
4
0
13.5
14.0
13.6
12.0
10.2
1996
1997
1998
1999
2000
Offshore
Import
Export
Domestic


Trading Transactions by Commodity
(Trillions of yen)
16
12
8
4
0
13.5
14.0
13.6
12.0
10.2
1996
1997
1998
1999
2000
Textile
Construction, Forest Products & General Merchandise
Agri-Marine Products
Metals
Energy and Chemicals
Machinery

Trading Transactions and Gross Trading Profit by Operating Segment

Textile transactions dropped ¥142.6 billion, or 17.5%, to ¥672.4 billion (US$6,343 million), owing to a decline in domestic transactions of textile materials and apparel. Gross trading profit in this segment rose 4.6%, or ¥1.4 billion, to ¥30.6 billion (US$289 million), mainly because of increased apparel imports.

Metals transactions were down ¥264.8 billion, or 19.8%, to ¥1,070.7 billion (US$10,101 million), reflecting a decrease in domestic transactions of steel products and light metals. Gross trading profit fell ¥4.6 billion, or 9.9%, to ¥41.4 billion (US$390 million), in line with lower earnings on offshore and domestic transactions of steel products.

Machinery transactions plummeted ¥1,433.2 billion, or 34.9%, to ¥2,669.3 billion (US$25,182 million), as a result of falls in vehicle exports and in offshore transactions of plants. Gross trading profit in this segment decreased ¥47.1 billion, or 28.1%, to ¥120.2 billion (US$1,134 million), primarily because of drops in power projects, plant exports and offshore vehicle transactions.

Energy and Chemicals transactions increased ¥172.0 billion, or 9.3%, to ¥2,027.2 billion (US$19,124 million). This rise was due to higher oil and petroleum products prices. Gross trading profit gained ¥1.8 billion, or 3.3%, to ¥56.3 billion (US$531 million), mainly as a result of increases in oil prices.

Agri-Marine Products transactions fell ¥44.0 billion, or 3.9%, to ¥1,073.8 billion (US$10,130 million), as a result of lower grain prices. Gross trading profit declined ¥1.4 billion, or 2.0%, to ¥66.4 billion (US$627 million).

Construction, Forest Products & General Merchandise transactions were down ¥135.0 billion, or 11.1%, to ¥1,076.3 billion (US$10,154 million), mainly as a result of reduced domestic transactions in construction materials. Gross trading profit fell ¥14.0 billion, or 19.9%, to ¥56.3 billion (US$531 million), as losses on real estate for sale were recognized.

Transactions of domestic branches and offices dropped ¥123.8 billion, or 18.7%, to ¥539.8 billion (US$5,092 million), primarily because of a downturn in domestic transactions. Gross trading profit fell ¥3.1 billion, or 25.3%, to ¥9.1 billion (US$86 million), as losses on real estate for sale were recognized.

Transactions of overseas corporate subsidiaries and branches decreased ¥124.0 billion, or 6.3%, to ¥1,837.4 billion (US$17,334 million), owing to a decrease in steel product transactions in Marubeni America Corp. Gross trading profit declined ¥6.0 billion, or 8.1%, to ¥68.9 billion (US$650 million).

Costs, Expenses and Earnings

As a result of the above factors, gross trading profit was down ¥68.9 billion, or 13.2%, to ¥453.5 billion (US$4,278 million). Gross trading profit accounted for 4.44% of total volume of trading transactions, up 0.07 percentage point.

Total expenses decreased ¥72.3 billion, or 14.2%, to ¥437.2 billion (US$4,124 million). Of this total, selling, general and administrative expenses were down ¥46.7 billion, or 10.2%, to ¥411.5 billion (US$3,882 million), reflecting the pursuit of cost-cutting policies. Provision for doubtful accounts plunged ¥25.6 billion, or 50.0%, to ¥25.7 billion (US$242 million). As a result, operating profit jumped ¥3.5 billion, or 27.1%, to ¥16.3 billion (US$154 million).

Interest expense, net of interest income, improved ¥3.6 billion, or 9.9%, to ¥32.6 billion (US$307 million). Dividends dropped ¥775 million, or 12.9%, to ¥5.2 billion (US$49 million). The balance of income and expense of these two line items improved ¥2.8 billion, or 9.3%, to ¥27.4 billion (US$258 million). The gain on investment securities was ¥49.3 billion (US$465 million).


Gross Trading Profit
(Billions of yen)
540
405
270
135
0
475
497
534
522
453
1996 1997 1998 1999 2000


Net Income
(Billions of yen)
24
16
8
0
-200
15.1
20.1
17.2
-117.7
2.1
1996 1997 1998 1999 2000


Diluted Earnings per 100 Shares
(Yen)
1,400
1,050
700
350
0
-8,000
1,010
1,289
1,054
-7,880
138
1996 1997 1998 1999 2000


Total Assets
(Trillions of yen)
10.0
7.5
5.0
2.5
0
7.6
7.6
7.4
6.5
5.6
1996 1997 1998 1999 2000

Consequently, income before income taxes and equity in earnings was ¥5.4 billion (US$51 million), compared with a loss of ¥149.9 billion in fiscal 1999, notwithstanding losses associated with divestments of unprofitable operations under Marubeni's restructuring plan and temporary losses recognized on fixed assets in accordance with the accounting for impairment and currency translation losses stemming from the yen's appreciation.

Total income taxes recognized for fiscal 2000 were ¥7.0 billion (US$66 million), compared with a credit balance of ¥38.9 billion in fiscal 1999. The loss before equity in earnings was ¥1.6 billion (US$15 million), compared with a loss of ¥111.0 billion a year earlier.

The equity in earnings of affiliated companies—net was ¥3.7 billion (US$35 million), compared with equity in losses—net of ¥6.7 billion in fiscal 1999.

Marubeni thus registered a net income of ¥2.1 billion (US$19 million), from a net loss of ¥117.7 billion in fiscal 1999. Basic earnings per 100 shares were ¥138 (US$1.30), from a loss of ¥7,880 a year earlier. Marubeni did not issue cash dividends at year-end in line with its priority of strengthening shareholders' equity to assist our restructuring plan.

Financial Position

Total assets at the end of fiscal 2000 amounted to ¥5,584.4 billion (US$52,683 million), down ¥927.5 billion, or 14.2%, primarily because of reductions in notes and accounts receivable—trade, in investment securities and long-term receivables as part of a review of unprofitable transactions, operational adjustments, and divestments.

Total current assets at year-end were down ¥761.8 billion, or 19.2%, to ¥3,213.9 billion (US$30,320 million). This decline was primarily because of decreases in investment securities of ¥224.4 billion, or 34.6%, to ¥423.3 billion (US$3,994 million), in accounts receivable of ¥220.0 billion, or 14.9%, to ¥1,255.9 billion (US$11,848 million), and in inventories of ¥98.4 billion, or 16.7%, to ¥489.9 billion (US$4,621 million).

Total investments and long-term receivables dropped ¥126.6 billion, or 7.0%, to ¥1,679.6 billion (US$15,845 million). This decline stemmed from a decrease in notes, loans and accounts receivable—trade, net of unearned interest of ¥148.4 billion, or 17.2%, to ¥714.2 billion (US$6,738 million).

Total current liabilities fell ¥730.8 billion, or 20.5%, to ¥2,826.9 billion (US$26,669 million). This drop reflected a decrease in short-term loans of ¥606.6 billion, or 39.0%, to ¥950.8 billion (US$8,970 million).

Interest-bearing debt fell ¥810.6 billion, or 17.8%, to ¥3,736.1 billion (US$35,246 million), in line with the decline in total assets. Net interest-bearing debt after deducting cash and cash equivalents and time deposits was down ¥638.1 billion, or 16.1%, to ¥3,328.4 billion (US$31,400 million).

Shareholders' equity declined ¥29.7 billion, or 8.4%, to ¥324.3 billion (US$3,059 million), following a ¥34.3 billion reduction in the currency translation adjustments account within accumulated other comprehensive losses. Therefore, the net debt-to-equity ratio improved 0.9 percentage point, to 10.3.

Cash Flows

Net cash provided by operating activities dropped ¥47.7 billion, or 20.5%, to ¥184.7 billion (US$1,742 million). This reflected a ¥36.5 billion reduction in gains from changes in operating assets and liabilities, to ¥138.7 billion (US$1,309 million).

Net cash provided by investing activities soared ¥157.9 billion, or 159.3%, to ¥257.0 billion (US$2,425 million). This reflected a ¥60.3 billion fall in purchases of property and equipment and property leased to others, to ¥71.4 billion (US$674 million), and a ¥155.9 billion decrease in loans made to customers, to ¥124.4 billion (US$1,173 million), which offset a ¥170.2 billion decrease in proceeds from sales and redemptions of securities and other investments, to ¥383.8 billion (US$3,621 million).

As a result, free cash flow improved ¥110.2 billion, or 33.2%, to ¥441.7 billion (US$4,167 million).

Net cash used in financing activities rocketed ¥381.6 billion, or 178.9%, to ¥594.9 billion (US$5,612 million), owing to a ¥359.5 billion higher net decrease in short-term loans, to ¥531.1 billion (US$5,010 million).

As a result of these changes, cash and cash equivalents at year-end fell ¥174.1 billion, or 30.0%, to ¥405.3 billion (US$3,824 million).


Interest-bearing Debt
(Trillions of yen)
5.0
3.75
2.5
1.25
0
4.9
4.9
4.9
4.5
3.7
1996 1997 1998 1999 2000


Shareholders' Equity
(Billions of yen)
600
450
300
150
0
561
513
475
354
324
1996 1997 1998 1999 2000

CONSOLIDATED BALANCE SHEETS

Marubeni Corporation
At March 31, 2000 and 1999

Assets	Millions of yen 2000	Millions of yen 1999	Thousands of U.S. dollars (Note 1) 2000
Current assets:			
Cash and cash equivalents *(Notes 2 and 14)*	¥ 405,308	¥ 579,366	$ 3,823,660
Time deposits *(Notes 6 and 14)*	2,391	844	22,557
Investment securities *(Notes 2, 3, 6 and 14)*:			
Marketable equity securities	233,401	322,192	2,201,896
Other	189,918	325,494	1,791,679
Notes and accounts receivable - trade *(Notes 5 and 6)*:			
Notes receivable	289,573	319,261	2,731,821
Accounts receivable	1,255,919	1,475,873	11,848,292
Due from affiliated companies	123,327	143,992	1,163,462
Allowance for doubtful accounts	(16,693)	(20,033)	(157,481)
Inventories *(Notes 2 and 6)*	489,860	588,226	4,621,321
Advance payments to suppliers	85,710	101,026	808,585
Prepaid expenses and other current assets	155,161	139,422	1,463,783
Total current assets	3,213,875	3,975,663	30,319,575
Investments and long-term receivables:			
Affiliated companies *(Notes 2 and 4)*	289,490	261,027	2,731,038
Securities and other investments *(Notes 2, 3, 6 and 14)*:			
Marketable equity securities	34,172	11,234	322,377
Other	459,276	465,829	4,332,792
Notes, loans and accounts receivable - trade, net of unearned interest, less allowance for doubtful accounts of ¥125,319 million ($1,182,255 thousand) in 2000 and ¥109,429 million in 1999 *(Notes 2, 5, 6 and 14)*	588,916	753,176	5,555,812
Property leased to others, at cost, less accumulated depreciation of ¥85,778 million ($809,226 thousand) in 2000 and ¥88,372 million in 1999 *(Notes 2 and 6)*	307,725	314,951	2,903,066
Total investments and long-term receivables	1,679,579	1,806,217	15,845,085
Property and equipment, at cost *(Notes 2 and 6)*:			
Land and land improvements	190,163	221,253	1,793,991
Buildings	316,331	348,263	2,984,255
Equipment	263,190	255,452	2,482,924
	769,684	824,968	7,261,170
Accumulated depreciation	(260,114)	(258,963)	(2,453,906)
Net property and equipment	509,570	566,005	4,807,264
Deferred income taxes *(Note 9)*	99,802	82,175	941,528
Other assets	81,527	81,781	769,123
Total assets	¥5,584,353	¥6,511,841	$52,682,575

See accompanying notes.

Liabilities and shareholders' equity	Millions of yen 2000	Millions of yen 1999	Thousands of U.S. dollars (Note 1) 2000
Current liabilities:			
Short-term loans *(Notes 6, 7 and 14)*	¥ 950,767	¥1,557,414	$ 8,969,500
Current portion of long-term debt *(Notes 6, 7 and 14)*	526,258	519,096	4,964,698
Notes and accounts payable - trade:			
Notes and acceptances payable *(Note 6)*	248,291	335,485	2,342,368
Accounts payable	755,144	746,839	7,124,000
Due to affiliated companies	44,596	43,635	420,717
Advance-payments received from customers	44,263	81,640	417,575
Income taxes *(Note 9)*	25,172	6,499	237,472
Deferred income taxes *(Note 9)*	9,355	25,875	88,255
Accrued and other current liabilities	223,024	241,186	2,104,000
Total current liabilities	2,826,870	3,557,669	26,668,585
Long-term debt, less current portion *(Notes 6, 7 and 14)*	2,299,965	2,470,171	21,697,783
Employees' retirement benefits *(Notes 2 and 8)*	90,105	90,847	850,047
Deferred income taxes *(Note 9)*	14,674	10,521	138,434
Minority interests in consolidated subsidiaries	28,438	28,616	268,282
Commitments and contingent liabilities *(Note 16)*			
Shareholders' equity *(Note 10)*:			
Common stock, ¥50 par value:			
Authorized shares - 3,000,000,000			
Issued and outstanding shares - 1,494,021,081 in 2000 and 1999	194,039	194,039	1,830,557
Additional paid-in capital	216,993	216,993	2,047,104
Retained earnings	6,628	9,050	62,528
Accumulated other comprehensive losses *(Notes 3, 8, 9 and 11)*	(93,357)	(66,065)	(880,726)
Common stock in treasury, at cost - 4,238 shares in 2000	(2)	–	(19)
Total shareholders' equity	324,301	354,017	3,059,444
Total liabilities and shareholders' equity	¥5,584,353	¥6,511,841	$52,682,575

CONSOLIDATED STATEMENTS OF OPERATIONS

Marubeni Corporation
Years ended March 31, 2000, 1999 and 1998

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2000	1999	1998	2000
Total volume of trading transactions *(Notes 2, 4 and 12)*	¥10,222,442	¥11,960,157	¥13,640,517	$96,438,132
Gross trading profit	¥ 453,496	¥ 522,356	¥ 534,485	$ 4,278,264
Expenses:				
Selling, general and administrative expenses	411,511	458,217	439,974	3,882,179
Provision for doubtful accounts *(Notes 5 and 12)*	25,655	51,294	9,108	242,028
Total	437,166	509,511	449,082	4,124,207
Operating profit	16,330	12,845	85,403	154,057
Other income (expenses):				
Interest expense, net of interest income: 2000, ¥88,174 million ($831,830 million); 1999, ¥127,839 million; 1998, ¥136,207 million	(32,584)	(36,160)	(27,448)	(307,396)
Dividends	5,221	5,996	6,502	49,255
Gain (loss) on investment securities *(Note 3)*	49,326	(100,905)	(741)	465,340
(Loss) gain on property and equipment	(4,782)	517	804	(45,113)
Other - net *(Note 13)*	(28,092)	(32,197)	(9,598)	(265,020)
Total	(10,911)	(162,749)	(30,481)	(102,934)
Income (loss) before income taxes and equity in earnings (losses)	5,419	(149,904)	54,922	51,123
Provision for income taxes *(Note 9)***:**				
Current	39,949	30,155	18,355	376,877
Deferred	(32,932)	(69,012)	12,316	(310,679)
	7,017	(38,857)	30,671	66,198
(Loss) income before equity in earnings (losses)	(1,598)	(111,047)	24,251	(15,075)
Equity in earnings (losses) of affiliated companies - net (after income tax effects) *(Notes 4 and 9)*	3,658	(6,682)	(7,021)	34,509
Net income (loss)	¥ 2,060	¥ (117,729)	¥ 17,230	$ 19,434

	Yen			U.S. dollars (Note 1)
Basic earnings (loss) per 100 shares *(Note 2)*	¥ 138	¥ (7,880)	¥ 1,153	$ 1.30
Diluted earnings (loss) per 100 shares *(Note 2)*	¥ 138	¥ (7,880)	¥ 1,054	$ 1.30

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Marubeni Corporation
Years ended March 31, 2000, 1999 and 1998

	Millions of yen						Thousands of U.S. dollars (Note 1)	
	2000		1999		1998		2000	
Common stock:								
Balance at beginning of year ..	¥ 194,039		¥ 194,039		¥194,039		$1,830,557	
Balance at end of year	¥ 194,039		¥ 194,039		¥194,039		$1,830,557	
Additional paid-in capital:								
Balance at beginning of year ..	¥ 216,993		¥ 216,993		¥216,993		$2,047,104	
Balance at end of year	¥ 216,993		¥ 216,993		¥216,993		$2,047,104	
Retained earnings:								
Balance at beginning of year ..	¥ 9,050		¥ 131,261		¥122,995		$ 85,377	
Net income (loss)	2,060	¥ 2,060	(117,729)	¥(117,729)	17,230	¥17,230	19,434	$ 19,434
Cash dividends	(4,482)		(4,482)		(8,964)		(42,283)	
Balance at end of year	¥ 6,628		¥ 9,050		¥131,261		$ 62,528	
Accumulated other comprehensive losses *(Note 11)*:								
Balance at beginning of year ..	¥ (66,065)		¥ (67,040)		¥ (21,098)		$(623,254)	
Unrealized gains (losses) on investment securities, net of reclassification *(Note 3)* ..		7,772		22,331		(47,191)		73,321
Currency translation adjustments, net of reclassification .		(34,347)		(17,820)		7,847		(324,028)
Minimum pension liability adjustment *(Note 8)*		(717)		(3,536)		(6,598)		(6,765)
Other comprehensive (losses) income, net of tax	(27,292)	(27,292)	975	975	(45,942)	(45,942)	(257,472)	(257,472)
Comprehensive losses		¥ (25,232)		¥(116,754)		¥(28,712)		$(238,038)
Balance at end of year	¥ (93,357)		¥ (66,065)		¥ (67,040)		$(880,726)	
Common stock in treasury:								
Balance at beginning of year ..	¥ –		¥ –		¥ –		$ –	
Treasury stock repurchased ...	(2)		–		–		(19)	
Balance at end of year	¥ (2)		¥ –		¥ –		$ (19)	

Disclosure of reclassification amount for the year ended:	Millions of yen 2000	1999	1998	Thousands of U.S. dollars (Note 1) 2000
Unrealized gains (losses) on investment securities arising during the period	¥ 34,839	¥ (30,144)	¥ (47,468)	$ 328,670
Less: reclassification adjustment for (gains) losses included in net income (loss)	(27,067)	52,475	277	(255,349)
Net unrealized gains (losses)...	¥ 7,772	¥ 22,331	¥ (47,191)	$73,321
Currency translation adjustments arising during period - (losses) gains	¥ (34,820)	¥ (19,155)	¥ 7,159	$(328,491)
Less: reclassification adjustment for losses included in net income (loss)	473	1,335	688	4,463
Net currency translation adjustment - (losses) gains ...	¥ (34,347)	¥ (17,820)	¥ 7,847	$(324,028)

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Marubeni Corporation
Years ended March 31, 2000, 1999 and 1998

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2000	1999	1998	2000
Operating activities				
Net income (loss)	¥ 2,060	¥(117,729)	¥ 17,230	$ 19,434
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation and amortization	59,807	57,712	42,991	564,217
Provision for doubtful accounts	25,655	51,294	9,108	242,028
Equity in (earnings) losses of affiliated companies - net	(3,658)	6,682	7,021	(34,509)
(Gain) loss on investment securities	(49,326)	100,905	741	(465,340)
Loss (gain) on property and equipment	4,782	(517)	(804)	45,113
Evaluation losses on real estate inventories	21,447	14,904	–	202,330
Deferred income taxes	(32,932)	(69,012)	12,316	(310,679)
Changes in operating assets and liabilities:				
Notes and accounts receivable	174,861	341,107	346,467	1,649,632
Inventories	45,359	64,830	(68,004)	427,915
Advance payments to suppliers and prepaid expenses and other current assets	132	76,639	(120)	1,245
Notes, acceptances and accounts payable	(58,418)	(240,164)	(103,157)	(551,113)
Advance payments received from customers and accrued and other current liabilities	(42,304)	(65,051)	(8,635)	(399,094)
Income taxes	19,086	(2,109)	(1,240)	180,057
Other	18,150	12,923	307	171,226
Net cash provided by operating activities	184,701	232,414	254,221	1,742,462
Investing activities				
Proceeds from sales and redemptions of securities and other investments	383,829	554,037	588,871	3,621,028
Purchases of securities and other investments	(201,968)	(242,386)	(568,562)	(1,905,358)
Proceeds from sales of property and equipment and property leased to others	47,132	20,499	5,080	444,642
Purchases of property and equipment and property leased to others	(71,410)	(131,742)	(78,386)	(673,679)
Collection of loans receivable	231,471	199,056	305,952	2,183,688
Loans made to customers	(124,384)	(280,273)	(302,611)	(1,173,434)
Other	(7,664)	(20,090)	(9,113)	(72,302)
Net cash provided by (used in) investing activities	257,006	99,101	(58,769)	2,424,585
Financing activities				
Net decrease in short-term loans	(531,110)	(171,625)	(105,583)	(5,010,472)
Proceeds from long-term debt	743,908	733,146	799,988	7,018,000
Payments of long-term debt	(803,192)	(770,337)	(777,306)	(7,577,283)
Cash dividends paid	(4,482)	(4,505)	(8,978)	(42,283)
Purchase of treasury stock	(2)	–	–	(19)
Net cash used in financing activities	(594,878)	(213,321)	(91,879)	(5,612,057)
Effect of exchange rate changes on cash and cash equivalents	(20,887)	(19,653)	4,237	(197,047)
Net (decrease) increase in cash and cash equivalents	(174,058)	98,541	107,810	(1,642,057)
Cash and cash equivalents at beginning of year	579,366	480,825	373,015	5,465,717
Cash and cash equivalents at end of year	¥ 405,308	¥ 579,366	¥ 480,825	$3,823,660
Supplemental cash flow information:				
Cash paid during the year for:				
Interest	¥ 124,521	¥ 168,972	¥ 170,397	$1,174,726
Income taxes	20,863	32,287	19,609	196,821

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Marubeni Corporation
Years ended March 31, 2000, 1999 and 1998

1. Basis of Financial Statements

Marubeni Corporation (the "Company"), a Japanese corporation, maintains its books records and prepares its financial statements in Japanese yen. The accompanying consolidated financial statements differ from the non-consolidated financial statements issued for domestic purposes in Japan. In addition to consolidation, they reflect certain adjustments not recorded on the Company's books, which in the opinion of management are appropriate to present the Company's financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States of America. The principal adjustments are: (1) recognition of installment sales on the accrual basis, (2) foreign currency translation, (3) recognition of the value ascribed to warrants, (4) accounting for pension costs, (5) accounting for certain investments in debt and marketable equity securities, (6) accounting for the impairment of loans receivable, (7) deferred gain on sales of property for tax purposes, and (8) accounting for impairment of long-lived assets.

Certain reclassifications have been made in the 1999 and 1998 financial statements to conform to the presentation for 2000.

The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2000 is included solely for the convenience of readers outside Japan and has been made at ¥106 to $1, the exchange rate prevailing on March 31, 2000. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

2. Significant Accounting Policies

Consolidation The consolidated financial statements of the Company include the accounts of domestic and foreign subsidiaries (together, the "Companies"). Significant intercompany transactions and accounts have been eliminated.

Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although the actual results could differ from those estimates, management does not believe that any differences would materially affect the consolidated financial statements of the Company.

Cash equivalents The Company considers deposits in banks and securities purchased under resale agreements with an original maturity of three months or less to be cash equivalents.

Investment securities Management determines the appropriate classification of investment securities as either trading, held-to-maturity or available-for-sale securities at the date of purchase in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Trading securities Trading securities are held for resale in anticipation of short-term market movements. Trading securities, consisting primarily of marketable equity securities, are stated at fair value. Gains and losses are included in gain (loss) on investment securities.

Held-to-maturity securities Debt securities are classified as held-to-maturity when the Companies have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Interest on securities classified as held-to-maturity is included in interest income. Declines in fair value judged to be other than temporary on held-to-maturity securities are included in gain (loss) on investment securities.

Available-for-sale securities Marketable equity securities not classified as trading and debt securities not classified as trading or held-to-maturity are classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss) in shareholders' equity. The amortized cost of debt securities in this category is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in fair value judged to be other than temporary on available-for-sale securities are included in gain (loss) on investment securities. The average cost of securities sold is used in the determination of realized gains or losses. Interest and dividends on investment securities classified as available-for-sale are included in interest income and dividend income, respectively.

Inventories Inventories, which primarily consist of commodities, merchandise and real estate held for sale, are stated at the lower of cost (primarily specific or moving average cost) or market (generally replacement cost). During the year ended March 31, 2000, for inventories whose cost was formerly determined by the average cost method, the Company has changed its method of determining the cost to the moving average cost method in order to facilitate the timely monitoring of income. The impact of this change was immaterial on the Company's financial condition and operating results for the year ended March 31, 2000.

Investments The Companies' investments in affiliated companies are stated at cost, adjusted for equity in their undistributed earnings and accumulated losses since acquisition. Other investments are stated at cost, adjusted for any declines in value judged to be other than temporary.

Loans The Companies apply the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), which was amended by Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure" (SFAS 118) for impaired loans. The allowance for credit losses related to the loans that are identified for evaluation is based on discounted cash flows using the loans' initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

Cash received on impaired loans is either applied against the principal of such loans or reported as interest income, based on management's judgment with regard to the collectibility of the principal.

Leases The Companies lease vessels, buildings and equipment to customers and other third parties. Finance leases are included in current and non-current accounts receivable in the balance sheet. Operating leases are presented separately as property leased to others in the balance sheet.

Depreciation Depreciation of property and equipment (including property leased to others) is determined by the declining-balance or the straight-line method at rates based on the estimated useful lives of the respective assets.

Long-lived assets Long-lived assets held and used are written down to the fair value of the assets if the sum of the expected future cash flows is less than the carrying amount of the assets. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Goodwill Goodwill is included in other assets, and is amortized by the straight-line method over 5 to 40 years.

Employees' retirement benefits The Company and certain of its subsidiaries apply Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" (SFAS 87), for their unfunded lump-sum retirement plans and contributory funded pension plans. Pension costs for the unfunded lump-sum retirement plans of the other subsidiaries are accrued to provide for the amounts that would be required to be paid if all employees retired or resigned from those subsidiaries at the balance sheet date since the effect on the consolidated financial statements of applying SFAS 87 to these plans would be immaterial.

Trading transactions The trading transactions undertaken by the Companies take many forms and consist of those in which the Companies act as principal and those in which the Companies act as agent. In agency transactions, payment for goods is made directly by the purchaser to the supplier. The total volume of trading transactions includes the sales value of all transactions in which the Companies participate, regardless of the form of such transactions. Gross trading profit principally consists of gross profit on sales transactions and commissions on agency transactions.

Futures contracts The Company and certain of its subsidiaries enter into commodity futures contracts principally as a means of hedging the risks associated with certain inventories and commitments. Market value changes are recognized in income when the associated transactions have been consummated. Gain and losses on futures contracts held for trading purposes are included in gross trading profit.

Foreign exchange contracts and foreign currency swap agreements The Company and certain of its subsidiaries conduct business in various foreign currencies and enter into foreign exchange contracts and foreign currency swap agreements principally to hedge their assets or liabilities denominated in foreign currencies to minimize the effect of foreign currency fluctuations. Market value differences are recognized in income and are offset against the foreign exchange differences in the underlying assets and liabilities. The discounts and premiums on foreign exchange contracts are amortized over the lives of the respective contracts and included in determining net income. The Company and certain of its subsidiaries also enter into foreign currency option contracts to hedge against unfavorable foreign currency fluctuations.

Interest rate swap agreements The Company and certain of its subsidiaries enter into interest rate swap agreements primarily to change the fixed interest rates on the principal of certain debt securities, loans receivable, short-term loans and long-term debt, to floating interest rates. Net interest income/expense under the agreements is accrued as earned/incurred and is included in determining net income. Interest rate swaps which are entered into in order to reduce the impact of changes in interest rates on available-for-sale securities are included in other current assets or liabilities, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive income (loss) in shareholders' equity. Gains and losses on interest rate swap agreements held for trading purposes are included in other income (expenses) - net.

Earnings/loss per 100 shares of common stock The Company applies Statement of Financial Accounting Standards No. 128, "Earnings per Share." The computation of basic earnings/loss per 100 shares of common stock is based on the weighted average number of shares of common stock outstanding during the year. The computation of diluted earnings/loss per share is based on the weighted average number of shares of common stock outstanding plus any potentially dilutive securities. For additional disclosures regarding convertible debentures, refer to Note 7.

The following table sets forth the computation of basic and diluted earnings/loss per 100 shares:

	Millions of yen			Thousands of U.S. dollars
	2000	**1999**	**1998**	**2000**
Numerator:				
Net income (loss) (numerator for basic earnings (loss) per 100 shares)	¥ **2,060**	¥ (117,729)	¥ 17,230	$ **19,434**
Effect of dilutive securities:				
Convertible debentures	**–**	–	471	**–**
Numerator for diluted earnings (loss) per 100 shares	¥ **2,060**	¥ (117,729)	¥ 17,701	$ **19,434**
Denominator:				
Denominator for basic earnings (loss) per 100 shares - weighted average shares	**1,494,018,962**	1,494,021,081	1,494,021,081	
Effect of dilutive securities:				
Convertible debentures	**–**	–	185,991,652	
Denominator for diluted earnings (loss) per 100 shares - adjusted weighted average shares and assumed conversions	**1,494,018,962**	1,494,021,081	1,680,012,733	
	Yen			U.S. dollars
Basic earnings (loss) per 100 shares	¥ **138**	¥ (7,880)	¥ 1,153	$ **1.30**
Diluted earnings (loss) per 100 shares	¥ **138**	¥ (7,880)	¥ 1,054	$ **1.30**

The convertible debentures issued in 1986 with a rate of 2.1%, in 1988 with a rate of 2.0% and in 1996 with a rate of 0.85% were dilutive for the year ended March 31, 1998. The convertible debentures issued in 1988 and redeemed in 1998 with a rate of 1.9% were dilutive for the year ended March 31, 1998.

The convertible debentures issued in 1986 with a rate of 2.1%, in 1988 with a rate of 2.0% and in 1996 with a rate of 0.85% were not included in the computation of diluted net income or loss per share as would be antidilutive for the years ended March 31, 2000 and 1999.

Recently issued accounting standards In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) amended by Statement No. 137 "Accounting for Derivatives and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which is required to be adopted in years beginning after June 15, 2000. The Companies expect to adopt SFAS 133 effective April 1, 2001. SFAS 133 will require the Companies to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Companies have not yet determined what the effect of SFAS 133 will be on the earnings and financial position of the Companies.

3. Marketable Equity Securities and Debt Securities

The following is a summary of available-for-sale securities and held-to-maturity securities at March 31, 2000 and 1999:

	Available-for-sale securities							
	Millions of yen							
	2000				1999			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	¥ 163,647	¥ 7,713	¥ (534)	¥ 170,826	¥ 283,633	¥ 10,096	¥ (3,083)	¥ 290,646
Other debt securities	1,879	224	(151)	1,952	2,629	–	–	2,629
Total debt securities	165,526	7,937	(685)	172,778	286,262	10,096	(3,083)	293,275
Marketable equity securities	198,230	57,697	(34,005)	221,922	289,323	81,782	(48,913)	322,192
Total	¥ 363,756	¥ 65,634	¥ (34,690)	¥ 394,700	¥ 575,585	¥ 91,878	¥ (51,996)	¥ 615,467
Non-current:								
Corporate bonds	¥ 42,513	¥ –	¥ –	¥ 42,513	¥ –	¥ –	¥ –	¥ –
Marketable equity securities	17,887	19,821	(3,536)	34,172	12,039	2,561	(3,366)	11,234
Total	¥ 60,400	¥ 19,821	¥ (3,536)	¥ 76,685	¥ 12,039	¥ 2,561	¥ (3,366)	¥ 11,234

	Thousands of U.S. dollars			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:				
Corporate bonds	$1,543,840	$ 72,764	$ (5,038)	$1,611,566
Other debt securities	17,726	2,113	(1,424)	18,415
Total debt securities	1,561,566	74,877	(6,462)	1,629,981
Marketable equity securities	1,870,094	544,312	(320,802)	2,093,604
Total	$3,431,660	$ 619,189	$(327,264)	$3,723,585
Non-current:				
Corporate bonds	$ 401,066	$ –	$ –	$ 401,066
Marketable equity securities	168,745	186,990	(33,358)	322,377
Total	$ 569,811	$ 186,990	$ (33,358)	$ 723,443

	Held-to-maturity securities							
	Millions of yen							
	2000				1999			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Corporate bonds	¥ 16,783	¥ 332	¥ (35)	¥ 17,080	¥ 32,213	¥ 474	¥ –	¥ 32,687
Other debt securities	357	8	–	365	6	–	–	6
Total	¥ 17,140	¥340	¥ (35)	¥ 17,445	¥ 32,219	¥ 474	¥ –	¥ 32,693
Non-current:								
Corporate bonds	¥ 208,681	¥ 1,073	¥ (2,437)	¥ 207,317	¥ 245,585	¥ 709	¥ (60)	¥ 246,234
Other debt securities	1,012	20	–	1,032	4,020	60	–	4,080
Total	¥ 209,693	¥ 1,093	¥ (2,437)	¥ 208,349	¥ 249,605	¥ 769	¥ (60)	¥ 250,314

	Thousands of U.S. dollars			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:				
Corporate bonds	$ 158,330	$ 3,132	$ (330)	$ 161,132
Other debt securities	3,368	75	–	3,443
Total	$ 161,698	$ 3,207	$ (330)	$ 164,575
Non-current:				
Corporate bonds	$1,968,689	$ 10,123	$ (22,991)	$1,955,821
Other debt securities	9,547	189	–	9,736
Total	$1,978,236	$ 10,312	$ (22,991)	$1,965,557

In addition to the securities listed above, the Company held trading securities of ¥11,479 million ($108,292 thousand), which is equal to their fair value, as of March 31, 2000. The net unrealized holding gain on trading securities included in earnings for the year ended March 31, 2000 amounted to ¥1,804 million ($17,019 thousand).

The proceeds from sales of available-for-sale securities amounted to ¥170,931 million ($1,612,557 thousand), ¥88,109 million and ¥22,138 million for the years ended March 31, 2000, 1999 and 1998, respectively. Gross realized gains on sales of available-for-sale securities totaled ¥54,531 million ($514,443 thousand), ¥33,691 million and ¥3,925 million, and gross realized losses totaled ¥8,927 million ($84,217 thousand), ¥34,434 million and ¥1,365 million for the years ended March 31, 2000, 1999 and 1998, respectively.

At March 31, 1999, the Company wrote down certain investment securities whose decline in value was considered to be other than temporary to their fair value. These write-downs amounted to ¥99,592 million.

The amortized cost and estimated fair value of debt and marketable equity securities at March 31, 2000 are summarized by contractual maturity below. Expected maturities may differ from contractual maturities because the issuers of certain securities have the right to prepay obligations without prepayment penalties.

	Available-for-sale securities			
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
	Millions of yen		Thousands of U.S. dollars	
Due in one year or less	¥ 53,000	¥ 54,647	$ 500,000	$ 515,538
Due after one year through five years	144,017	148,132	1,358,651	1,397,472
Due after five years	11,022	12,512	103,981	118,037
Total debt securities	208,039	215,291	1,962,632	2,031,047
Marketable equity securities	216,117	256,094	2,038,839	2,415,981
Total	¥424,156	¥471,385	$4,001,471	$4,447,028

	Held-to-maturity securities			
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
	Millions of yen		Thousands of U.S. dollars	
Due in one year or less	¥ 17,140	¥ 17,445	$ 161,698	$ 164,575
Due after one year through five years	55,241	55,165	521,142	520,425
Due after five years	154,452	153,184	1,457,094	1,445,132
Total	¥226,833	¥225,794	$2,139,934	$2,130,132

4. Affiliated Companies

Investments in affiliated companies at March 31, 2000 and 1999 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	2000
Capital investments	¥ 199,799	¥ 172,704	$ 1,884,896
Long-term receivables	89,691	88,323	846,142
	¥ 289,490	¥ 261,027	$ 2,731,038

The financial information of affiliated companies, a portion of which is based on unaudited data at March 31, 2000 and 1999 and for the years ended March 31, 2000, 1999 and 1998, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	2000
Total assets	¥3,128,742	¥2,957,552	$29,516,434
Total liabilities	2,683,338	2,613,538	25,314,509
Net assets	¥ 445,404	¥ 344,014	$ 4,201,925

	Millions of yen			Thousands of U.S. dollars
	2000	1999	1998	2000
Net sales	¥2,188,986	¥2,021,973	¥2,016,432	$20,650,811
Net income (losses)	9,112	2,186	(21,969)	85,962

The Companies' sales to and purchases from affiliated companies for the years ended March 31, 2000, 1999 and 1998 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2000	1999	1998	2000
Sales	¥388,030	¥417,529	¥409,003	$3,660,660
Purchases	624,282	515,283	584,291	5,889,453

The unamortized balances of the excess of the cost of the investments in affiliated companies over the Companies' equity in the net assets at the dates of acquisition amounted to ¥22,700 million ($214,151 thousand) and ¥19,866 million at March 31, 2000 and 1999, respectively.

Certain investments in the common stock of affiliated companies are marketable equity securities, which have carrying values of ¥8,293 million ($78,236 thousand) and ¥8,901 million at March 31, 2000 and 1999, respectively, with corresponding quoted market values of ¥9,193 million ($86,726 thousand) and ¥9,912 million in the aggregate.

5. Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2000	1999	1998	2000
Balance at beginning of year	¥ 129,462	¥ 85,792	¥ 89,410	$1,221,340
Provision	25,655	51,294	9,108	242,028
Charge-offs	(10,844)	(6,067)	(13,610)	(102,302)
Other	(2,261)	(1,557)	884	(21,330)
Balance at end of year	¥ 142,012	¥ 129,462	¥ 85,792	$1,339,736

At March 31, 2000 and 1999, the recorded investments in loans that are considered to be impaired under SFAS 114 were ¥176,492 million ($1,665,019 thousand) and ¥119,737 million, respectively, and the allowance for credit losses related to those loans were ¥107,323 million ($1,012,481 thousand) and ¥85,674 million, respectively. The recorded investment in the impaired loans, net of the valuation allowance, is either secured by collateral or believed to be collectible. The average recorded investments in impaired loans were ¥148,432 million ($1,400,302 thousand), ¥120,882 million and ¥115,575 million for the years ended March 31, 2000, 1999 and 1998, respectively. The Companies generally recognize interest income on impaired loans on a cash basis, which was not significant for the years ended March 31, 2000, 1999 and 1998.

6. Pledged Assets

The following assets were pledged as collateral for the Companies' obligations at March 31, 2000 and 1999:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	2000
Time deposits	¥ 1,370	¥ 3,496	$ 12,924
Investment securities, securities and other investments	98,121	148,066	925,670
Notes, loans and accounts receivable - trade (current and non-current)	76,147	94,547	718,368
Inventories	23,194	17,260	218,811
Property leased to others, net of accumulated depreciation	20,319	19,211	191,689
Property and equipment, net of accumulated depreciation	61,588	61,847	581,019
	¥ 280,739	¥ 344,427	$2,648,481

The obligations secured by such collateral were as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	2000
Short-term loans	¥ 30,833	¥ 65,487	$ 290,878
Long-term debt	99,477	126,972	938,462
Guarantees of contracts, etc.	22,002	22,685	207,566
	¥ 152,312	¥ 215,144	$1,436,906

In addition, acceptances payable at March 31, 2000 and 1999 were secured by trust receipts on inventories, the standard terms of which provide that the proceeds from the sales of any such collateral be delivered to the respective bank to be applied against outstanding acceptances. However, the Companies have, in general, followed the practice of paying acceptances on their maturity dates. Given the substantial volume of the Companies' transactions, it would not be practicable to determine the total amount of inventories and/or proceeds from the sales of such inventories covered by outstanding trust receipts.

As is customary in Japan, security, if requested by a lending bank, must be given and the bank has the right to offset cash deposited with it against any debt or obligations that become due and, in the case of default or certain other specified events, against all debt payable to the bank. To date, no such request has been made to the Companies and no such rights have been exercised.

7. Short-Term Loans and Long-Term Debt

Short-term loans at March 31, 2000 and 1999 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	2000
Short-term loans from banks and others	¥ 913,711	¥1,227,049	$ 8,619,915
Commercial paper	37,056	329,423	349,585
Trade notes receivable discounted with banks	–	942	–
	¥ 950,767	¥1,557,414	$ 8,969,500

The weighted average interest rates on the primary short-term loans outstanding at March 31, 2000 and 1999 were 0.64% and 0.83%, respectively.

Long-term debt at March 31, 2000 and 1999 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	2000
4.6% - 7.5% Japanese yen bonds due 1999	¥ –	¥ 5,200	$ –
4.0% reverse dual currency notes due 2005	18,800	18,800	177,358
4.3% notes due 1999	–	85,600	–
2.95% notes due 2000	20,000	20,000	188,679
2.8% notes due 2002	38,100	38,100	359,434
2.5% notes due 2001	18,500	18,500	174,528
1.85% notes due 1999	–	10,000	–
2.10% notes due 1999	–	10,000	–
2.5% notes due 2002	–	20,000	–
1.8% notes due 2003	–	9,000	–
1.3% notes due 2002	10,000	10,000	94,340
1.22% notes due 2000	5,000	5,000	47,170
1.40% notes due 2001	5,000	5,000	47,170
1.50% notes due 2000	5,000	5,000	47,170
1.70% notes due 2001	5,000	5,000	47,170
1.50% notes due 2000	5,000	5,000	47,170
1.50% notes due 2000	5,000	5,000	47,170
1.70% notes due 2001	6,000	6,000	56,604
1.85% notes due 2001	7,000	7,000	66,038
Floating rate notes due 2000 with options of prepayment and extension	10,000	10,000	94,340
2.00% notes due 2002	30,000	–	283,019
2.00% notes due 2003	15,000	–	141,509
2.00% notes due 2003	45,000	–	424,528
2.12% notes due 2004	5,000	–	47,170
1.60% notes due 2002	35,000	–	330,189
2.00% notes due 2003	12,500	–	117,925
2.00% notes due 2003	22,000	–	207,547
2.50% notes due 2004	10,000	–	94,340
2.30% notes due 2004	8,000	–	75,472
1.50% notes due 2002	15,000	–	141,509
2.00% notes due 2003	30,000	–	283,019
2.00% notes due 2003	25,000	–	235,849
2.00% notes due 2003	5,000	–	47,170
2.37% notes due 2004	7,000	–	66,038
2.1% convertible debentures due 2001	588	588	5,547
2.0% convertible debentures due 2000	2,140	2,140	20,189
0.85% convertible debentures due 2006	78,765	78,765	743,066
4.7% U.S. dollar FOREX-linked coupon bonds due 2000	–	2,989	–
Japanese yen floating rate JGB futures-linked Series A/B bonds due 2000	16,000	16,000	150,943
Medium-term notes due from 1999 to 2008 principally at rates from 0.3% to 10.0% or at floating rates	308,146	276,993	2,907,038
Loans from government-owned banks and government agencies:			
Secured, due serially through 2016 principally at rates from 1.8% to 7.4%	48,783	73,209	460,217
Unsecured, due serially through 2014 principally at rates from 1.1% to 7.8%	171,757	212,456	1,620,349
Loans principally from banks and insurance companies:			
Secured, due serially through 2024 principally at rates from 1.9% to 8.8%	50,694	53,763	478,245
Unsecured, due serially through 2014 principally at rates from 0.1% to 8.4%	1,669,339	1,922,421	15,748,481
Other	57,111	51,743	538,781
	2,826,223	2,989,267	26,662,481
Less current portion	526,258	519,096	4,964,698
	¥2,299,965	¥2,470,171	$21,697,783

To hedge against exposure related to the payment of interest and the repayment of the principal of certain short-term loans and long-term debt denominated in foreign currencies, the Company and certain of its subsidiaries enter into foreign exchange contracts.

To hedge against exposure to changes in interest rates and foreign currency exchange rates, the Company and certain of its subsidiaries enter into several interest rate swap agreements, including interest rate and currency swap agreements. The interest rate swap agreements primarily change the fixed interest rates on the principal of certain short-term loans and long-term debt into floating interest rates. The floating interest rates are, in general, based upon the six-month or three-month LIBOR (London Interbank Offered Rate). The interest rate swap agreements are to remain in effect through the maturity dates of the short-term loans and long-term debt.

The indentures covering the 2.1% convertible debentures due 2001 issued in September 1986 provide that (1) the holders may convert the debentures into shares of common stock at the conversion price of ¥537.3 ($5.07), adjusted as a result of the free share distribution in May 1988, the issuance of common stock in July 1989 and the issuance of the 0.85 convertible debentures due 2006, and (2) the debentures due 2001 are redeemable at the option of the Company at prices ranging from 101% to 100% of the principal amounts. The indentures also set a limit on the payment of cash dividends based on the earnings of the Company which is determined in accordance with accounting principles generally accepted in Japan.

The indentures covering the 2.0% convertible debentures due 2000 issued in September 1988 provide that (1) the holders may convert the debentures into shares of common stock at the conversion price of ¥645.8 ($6.09), adjusted as a result of the issuance of common stock in July 1989 and the issuance of the 0.85 convertible debentures due 2006, and (2) the debentures due 2000 are redeemable at the option of the Company at 100% of the principal amounts.

The indentures covering the 0.85% convertible debentures due 2006 issued in November 1996 provide that (1) the holders may convert the debentures into shares of common stock at the conversion price of ¥539 ($5.08), and (2) the debentures due 2006 are redeemable at the option of the Company at prices ranging from 103% to 100% of the principal amounts after March 31, 2002.

Long-term debt subsequent to March 31, 2000 matures as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2001	¥ 526,258	$4,964,698
2002	383,613	3,618,991
2003	469,893	4,432,953
2004	407,940	3,848,491
2005	218,005	2,056,651
Thereafter	820,514	7,740,697

Certain agreements provide that earlier repayment may be required if the lenders consider that the Company has derived excess earnings or received sufficient proceeds from the issuance of common stock or debentures to repay its loans. To date, none of the lenders has made such a request.

Certain of the long-term debt agreements stipulate, among other things, that the Companies, upon request, submit for the lenders' approval the proposed appropriations of income, including dividends, before such appropriations can be submitted to the shareholders. The Companies have never received such a request.

8. Employees' Retirement Benefits

The Company and certain of its subsidiaries have unfunded lump-sum retirement plans which, in general, cover all employees other than directors. In addition, the Company and certain of its subsidiaries have contributory and non-contributory funded pension plans with independent trustees for covering eligible employees. Under the terms of the lump-sum retirement plans, eligible employees are entitled under most circumstances, upon mandatory retirement or earlier voluntary severance, to indemnities based on their compensation as of the date of severance and years of service.

Effective April 1, 1991, the Company amended its contributory funded pension plan to combine the plan with the pension benefits normally provided under the Welfare Pension Insurance Law of Japan. The combined welfare pension plan, in general, covers all employees and provides for pension payments for life commencing at age 60 or lump-sum payments upon severance.

At retirement, the Company's employees are entitled to benefits from both the lump-sum retirement plan and the combined welfare pension plan. A larger portion of the total benefits is paid from the combined welfare pension plan than from the lump-sum retirement plan.

The Company contributes to the combined welfare plan amounts which are actuarially determined by independent actuaries. The plan assets primarily consist of Japanese government bonds, corporate bonds and marketable equity securities.

The reconciliation of beginning and ending balances of the projected benefit obligation and plan assets, and fund status of the Company's and certain subsidiaries' plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	2000
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	¥ 210,888	¥ 198,190	$ 1,989,509
Service cost	8,295	8,701	78,255
Interest cost	7,193	7,601	67,858
Actuarial gains and losses	21,595	6,005	203,726
Foreign currency exchange rate changes	(1,231)	(1,077)	(11,613)
Benefits paid	(15,000)	(8,781)	(141,509)
Plan amendment	–	249	–
Projected benefit obligation at end of year	231,740	210,888	2,186,226
Change in plan assets			
Fair value of plan assets at beginning of year	116,931	113,749	1,103,123
Actual return on plan assets	17,925	1,694	169,104
Foreign currency exchange rate changes	(1,261)	(1,070)	(11,896)
Employees' contributions	952	1,008	8,981
Employer's contribution	10,779	7,997	101,689
Benefits paid	(8,793)	(6,447)	(82,954)
Fair value of plan assets at end of year	136,533	116,931	1,288,047
Funded status	(95,207)	(93,957)	(898,179)
Unrecognized net obligation at date of initial application of SFAS 87 being recognized over 15 years	2,486	3,246	23,453
Unrecognized prior service cost	7,869	7,758	74,236
Unrecognized net loss since initial application of SFAS 87	74,300	69,998	700,943
Net amount recognized	¥ (10,552)	¥ (12,955)	$ (99,547)
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost	¥ 644	¥ 664	$ 6,075
Accrued benefit liability	(79,307)	(80,961)	(748,179)
Intangible assets	10,199	10,667	96,217
Accumulated other comprehensive income, gross of tax	57,912	56,675	546,340
Net amount recognized	¥ (10,552)	¥ (12,955)	$ (99,547)

The components of net pension expense of the Company's and certain subsidiaries' plans for the years ended March 31, 2000, 1999 and 1998 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2000	1999	1998	2000
Service cost - benefits earned during the year	¥ 8,295	¥ 8,701	¥ 7,275	$ 78,255
Interest cost on projected benefit obligation	7,193	7,601	7,328	67,858
Expected return on plan assets	(4,430)	(4,684)	(4,865)	(41,792)
Net amortization and deferrals	4,816	4,375	3,036	45,434
Employees' contributions	(952)	(1,008)	(1,034)	(8,981)
Net pension expense	¥ 14,922	¥ 14,985	¥ 11,740	$ (140,774)

The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	2000
Aggregate projected benefit obligation	¥223,657	¥205,661	$ 2,109,972
Aggregate fair value of plan assets	128,096	111,448	1,208,453

The aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	2000
Aggregate accumulated benefit obligation	¥ 207,209	¥ 189,030	$ 1,954,802
Aggregate fair value of plan assets	127,848	107,960	1,206,113

The discount rates and weighted average rates of increases in future salary levels used in determining the actuarial present value of the projected benefit obligation and the expected long-term rates of return on plan assets for the years ended March 31, 2000, 1999 and 1998 were as follows:

	2000	1999	1998
Discount rates	3.0%	3.5%	4.0%
Weighted average rates of increases in future salary levels	3.2%	3.2%	3.2%
Expected long-term rates of return on plan assets	3.5%	4.0%	4.5%

In addition to the plans outlined above, certain subsidiaries have unfunded lump-sum retirement plans. Under the terms of the plans, eligible employees are entitled, in general, to lump-sum severance or retirement benefits based on the level of compensation at the time of severance, length of service and other factors, upon mandatory retirement or early voluntary severance. Liabilities for such unfunded lump-sum retirement plans of certain subsidiaries are stated at the vested benefit obligation, which is the amount that would be required to be paid if all employees terminated their services at the balance sheet date, and amounted to ¥10,798 million ($101,868 thousand) and ¥9,886 million at March 31, 2000 and 1999, respectively. The amounts charged to income for the years ended March 31, 2000, 1999 and 1998 with respect to those subsidiaries' plans were ¥3,540 million ($33,396 thousand), ¥3,401 million and ¥2,738 million, respectively.

9. Income Taxes

The significant components of deferred tax assets and deferred tax liabilities at March 31, 2000 and 1999 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2000	1999	2000
Deferred tax assets:			
Allowance for doubtful accounts	¥ 37,976	¥ 27,801	$ 358,264
Inventories	9,877	1,015	93,179
Employees' retirement benefits	31,827	34,350	300,255
Unrealized profit	17,001	8,847	160,387
Undistributed earnings and investments in affiliated companies	14,168	9,741	133,660
Foreign currency	3,841	420	36,236
Net operating loss carryforwards	35,781	24,839	337,557
Other	16,920	17,376	159,622
Total deferred tax assets	167,391	124,389	1,579,160
Valuation allowance	(29,824)	(22,870)	(281,358)
Net deferred tax assets	137,567	101,519	1,297,802
Deferred tax liabilities:			
Investment securities	36,858	22,833	347,717
Property and equipment	14,769	17,888	139,330
Installment sales	817	1,336	7,708
Other	3,621	7,139	34,160
Total deferred tax liabilities	56,065	49,196	528,915
Net deferred tax assets	¥ 81,502	¥ 52,323	$ 768,887

The net increases in the valuation allowance for deferred tax assets were ¥6,954 million ($65,604 thousand) and ¥10,825 million for the years ended March 31, 2000 and 1999, respectively.

At March 31, 2000, certain of the Company's subsidiaries, for income tax purposes, have net operating loss carryforwards of ¥92,017 million ($868,085 thousand), of which ¥74,214 million ($700,132 thousand) will expire through 2019, and ¥17,803 million ($167,953 thousand) has no expiration date.

Effective March 31, 1999, separate new tax legislation was enacted in Japan reducing the Company's and its domestic subsidiaries' statutory income tax rate from 47% to 42% for fiscal years ending after March 31, 1999. Deferred income tax balances have been adjusted to reflect the revised rates, which increased 1999 income taxes by ¥5,546 million.

Taxes on income applicable to the Company would normally result in a statutory tax rate of approximately 42%, 47% and 51% for the years ended March 31, 2000, 1999 and 1998, respectively. A reconciliation of the statutory income tax rate to the effective income tax rates expressed as a percentage of income before income taxes and equity in earnings is as follows:

	2000	1999	1998
Statutory income tax rate	42.0%	(47.0)%	51.0%
Tax effect of subsidiaries' operations	145.6	10.8	9.4
Tax effect of permanent differences	(42.6)	6.9	7.9
Difference in tax rates of foreign subsidiaries	(28.2)	0.0	(8.0)
Tax effect on retained earnings of subsidiaries	19.4	1.3	0.8
Effect of tax rate change	–	3.7	(7.5)
Other	(6.7)	(1.6)	2.2
Effective income tax rates	129.5%	(25.9)%	55.8%

Total income taxes recognized for the years ended March 31, 2000, 1999 and 1998 are applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2000	1999	1998	2000
Income (loss) before income taxes and equity in earnings (losses)	¥7,017	¥(38,857)	¥ 30,671	$66,198
Equity in earnings (losses) of affiliated companies	(298)	(5,516)	(4,603)	(2,811)
Other comprehensive income (losses)	299	14,617	(54,169)	2,821
Total income taxes	¥7,018	¥(29,756)	¥(28,101)	$66,208

No provision has been made for Japanese income taxes on the undistributed earnings of the Company's domestic subsidiaries earned prior to March 31, 1993 or on the undistributed earnings of the Company's foreign subsidiaries, which amounted to approximately ¥82,900 million ($782,075 thousand) and ¥86,700 million at March 31, 2000 and 1999, respectively. The Company considers such earnings to be permanently invested. Determination of the amount of the related unrecognized deferred income tax liability is not practicable.

10. Shareholders' Equity

Under the Commercial Code, certain capital transactions result in amounts being recorded in the common stock account at greater than par value although the nominal par value of such shares remains at ¥50.

At the adjusted conversion price, 1,094,360 shares of common stock were reserved at March 31, 2000 for conversion of the 2.1% convertible debentures issued in 1986. At the adjusted conversion price, 3,313,719 shares of common stock were reserved at March 31, 2000 for conversion of the 2.0% convertible debentures issued in 1988. At the conversion price, 146,131,725 shares of common stock were reserved at March 31, 2000 for conversion of the 0.85% convertible debentures issued in 1996.

The amount of retained earnings available for dividends under the Commercial Code is based on the amount recorded on the Company's books maintained in accordance with Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements but not recorded on the books, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the Commercial Code.

¥18,843 million ($ 177,764 thousand) and ¥18,394 million of retained earnings of the Company was designated as a legal reserve at March 31, 2000 and 1999, respectively, which are not available for dividends. Under the Commercial Code, amounts equal to at least 10% of cash dividends and other cash appropriations of retained earnings must be set aside as a legal reserve until the reserve equals 25% of common stock.

After giving effect to the restrictions in the indentures described in Note 7 and the legal reserve requirements described above, retained earnings of the Company available for the payment of cash dividends amounted to ¥15,862 million ($149,642 thousand) at March 31, 2000.

11. Other Comprehensive Income (Losses)

The amount of income tax expenses and benefit allocated to each component of other comprehensive income (losses) for the years ended March 31, 2000, 1999 and 1998 is as follows:

	Millions of yen		
2000	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Unrealized gains on investment securities arising during period	¥ 57,935	¥ (23,096)	¥ 34,839
Less: reclassification adjustment for gains included in net income	(45,604)	18,537	(27,067)
Net unrealized gains	12,331	(4,559)	7,772
Currency translation adjustments arising during period-losses	(38,827)	4,007	(34,820)
Less: reclassification adjustment for losses included in net income	740	(267)	473
Net currency translation adjustment-losses	(38,087)	3,740	(34,347)
Minimum pension liability adjustment	(1,237)	520	(717)
Other comprehensive loss	¥ (26,993)	¥ (299)	¥ (27,292)
2000	Thousands of U.S. dollars		
Unrealized gains on investment securities arising during period	$ 546,557	$ (217,887)	$ 328,670
Less: reclassification adjustment for gains included in net income	(430,227)	174,878	(255,349)
Net unrealized gains	116,330	(43,009)	73,321
Currency translation adjustments arising during period-losses	(366,292)	37,801	(328,491)
Less: reclassification adjustment for losses included in net income	6,981	(2,518)	4,463
Net currency translation adjustment-losses	(359,311)	35,283	(324,028)
Minimum pension liability adjustment	(11,670)	4,905	(6,765)
Other comprehensive loss	$ (254,651)	$ (2,821)	$ (257,472)
1999	Millions of yen		
Unrealized losses on investment securities arising during period	¥ (57,015)	¥ 26,871	¥ (30,144)
Less: reclassification adjustment for losses included in net loss	100,335	(47,860)	52,475
Net unrealized gains	43,320	(20,989)	22,331
Currency translation adjustments arising during period-losses	(22,479)	3,324	(19,155)
Less: reclassification adjustment for losses included in net loss	1,797	(462)	1,335
Net currency translation adjustment-losses	(20,682)	2,862	(17,820)
Minimum pension liability adjustment	(7,046)	3,510	(3,536)
Other comprehensive income	¥ 15,592	¥ (14,617)	¥ 975
1998	Millions of yen		
Unrealized losses on investment securities arising during period	¥ (96,156)	¥ 48,688	¥ (47,468)
Less: reclassification adjustment for losses included in net income	570	(293)	277
Net unrealized losses	(95,586)	48,395	(47,191)
Currency translation adjustments arising during period-gains	4,294	3,226	7,520
Less: reclassification adjustment for losses included in net income	672	(345)	327
Net currency translation adjustment-gains	4,966	2,881	7,847
Minimum pension liability adjustment	(9,491)	2,893	(6,598)
Other comprehensive loss	¥ (100,111)	¥ 54,169	¥ (45,942)

The accumulated balance of each component of accumulated other comprehensive income (losses) at March 31, 2000, 1999 and 1998 is as follows:

	Unrealized gains (losses) on investment securities	Currency translation adjustment	Minimum pension liability adjustment	Accumulated other comprehensive income (losses)
	Millions of yen			
Balance at March 31, 1997	¥ 40,414	¥ (42,005)	¥ (19,507)	¥ (21,098)
Change in the period	(47,191)	7,847	(6,598)	(45,942)
Balance at March 31, 1998	(6,777)	(34,158)	(26,105)	(67,040)
Change in the period	22,331	(17,820)	(3,536)	975
Balance at March 31, 1999	**15,554**	**(51,978)**	**(29,641)**	**(66,065)**
Change in the period	**7,772**	**(34,347)**	**(717)**	**(27,292)**
Balance at March 31, 2000	**¥ 23,326**	**¥ (86,325)**	**¥ (30,358)**	**¥ (93,357)**
	Thousands of U.S. dollars			
Balance at March 31, 1999	**$146,736**	**$(490,359)**	**$(279,631)**	**$(623,254)**
Change in the period	**73,321**	**(324,028)**	**(6,765)**	**(257,472)**
Balance at March 31, 2000	**$220,057**	**$(814,387)**	**$(286,396)**	**$(880,726)**

12. Segment Information

While management of the Company has utilized geographic segments for the operating segment information to evaluate performance and to allocate resources, it has changed its operating segments in the year ended March 31, 2000. The Company's revised operating segments are now classified in terms of the nature of the products and services or areas. The segments, by product and service, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units.

Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries, and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis.

For disclosure purposes, the Company has aggregated its operating segments into six segments, identified by product and service, in addition to its domestic branches and offices and overseas corporate subsidiaries and branches. These segments are outlined as follows:

Textile: With one consistent organization handling various textile-related goods from raw material through products, the group purchases and produces raw materials for apparel, and designs and sells apparel and living products, in addition to rendering distribution services on a worldwide basis.

Metals: In addition to processing and selling raw materials of steel and light metals overseas, the group produces, processes, sells and trades iron and light metals both domestically and overseas.

Machinery: This group develops IT, utilities, plants and vessels and various related projects, and handles machinery related to transportation and production systems both domestically and overseas.

Energy and chemicals: This sector is composed of products related to energy of oil, gas, nuclear energy and coal. The group enters into various sorts of businesses from the development of resources through such retail operations as gas stations. This group handles various chemical products from raw materials to hi-tech products in response to the various needs of its domestic and overseas consumers.

Agri-marine products: This group produces and handles all sorts of food such as agricultural and marine products, processed food and beverages, raw materials, fodder and manure in addition to distributing these products on a worldwide basis.

Construction, forest products and general merchandise: Besides selling rubber products, foot-ware and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and wallpaper, and takes part in afforestation projects in Japan and overseas. In addition, this group develops condominiums, houses and apartments, and develops and rents sports facilities and commercial buildings in Japan while operating overseas as a general area developer.

Domestic branches and offices: Domestic branches and offices are located at many places in Japan, including the Hokkaido, Tohoku, Chubu, Chugoku-Shikoku, Kyushu areas, and handle various merchandise and carry out related activities.

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located all over the world, primarily in North America and Europe, and they handle various merchandise and carry out the related activities.

The Company evaluates performance and allocates resources in accordance with the new reportable segments. The accounting policies of the reportable segments are the accounting principles generally accepted in Japan. With respect to the presentation of gross trading profits, certain reclassifications were made to conform to accounting principles generally accepted in the United States of America.

Intersegment transactions are generally priced in accordance with the prevailing market prices.

The Companies' operating segment information for the year ended March 31, 2000 and the segment information restated to conform to the new segments for the year ended March 31, 1999 are as follows:

Millions of yen

Year ended March 31, 2000	Textile	Metals	Machinery	Energy and chemicals	Agri-marine products	Construction, forest products and general merchandise
Total volume of trading transactions:						
Outside customers	¥ 665,193	¥ 962,763	¥ 2,627,168	¥ 1,993,895	¥ 1,059,016	¥ 1,044,488
Inter-segment	7,173	107,905	42,163	33,280	14,753	31,847
Total	¥ 672,366	¥ 1,070,668	¥ 2,669,331	¥ 2,027,175	¥ 1,073,769	¥ 1,076,335
Gross trading profit	¥ 30,613	¥ 41,374	¥ 120,211	¥ 56,297	¥ 66,421	¥ 56,283
Segment net income (loss)	¥ (2,431)	¥ 2,003	¥ (7,996)	¥ 7,807	¥ 7,644	¥ 514
Segment assets	¥ 198,355	¥ 467,127	¥ 1,607,074	¥ 432,414	¥ 338,986	¥ 824,191
Depreciation and amortization	¥ 601	¥ 2,544	¥ 25,105	¥ 3,982	¥ 5,951	¥ 7,768
Expenditures for segment assets	¥ 236	¥ 1,000	¥ 30,684	¥ 3,515	¥ 5,470	¥ 18,024

	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate	Elimination and other	Consolidated
Total volume of trading transactions:					
Outside customers	¥ 512,136	¥ 1,311,476	¥ 45,770	¥ 537	¥10,222,442
Inter-segment	27,654	525,877	4,948	(795,600)	–
Total	¥ 539,790	¥ 1,837,353	¥ 50,718	¥ (795,063)	¥10,222,442
Gross trading profit	¥ 9,093	¥ 68,936	¥ 14,011	¥ (9,743)	¥ 453,496
Segment net income (loss)	¥ 83	¥ (1,386)	¥ 10,091	¥ (14,269)	¥ 2,060
Segment assets	¥ 163,837	¥ 583,518	¥ 1,463,684	¥ (494,833)	¥ 5,584,353
Depreciation and amortization	¥ 282	¥ 6,340	¥ 7,967	¥ (733)	¥ 59,807
Expenditures for segment assets	¥ 53	¥ 8,813	¥ 4,201	¥ (586)	¥ 71,410

Thousands of U.S. dollars

Year ended March 31, 2000	Textile	Metals	Machinery	Energy and chemicals	Agri-marine products	Construction, forest products and general merchandise
Total volume of trading transactions:						
Outside customers	$ 6,275,406	$ 9,082,670	$24,784,604	$18,810,330	$ 9,990,717	$ 9,853,660
Inter-segment	67,670	1,017,972	397,764	313,962	139,179	300,443
Total	$ 6,343,076	$10,100,642	$25,182,368	$19,124,292	$10,129,896	$10,154,103
Gross trading profit	$ 288,802	$ 390,321	$ 1,134,066	$ 531,104	$ 626,613	$ 530,972
Segment net income (loss)	$ (22,934)	$ 18,896	$ (75,434)	$ 73,651	$ 72,113	$ 4,849
Segment assets	$ 1,871,274	$ 4,406,858	$15,161,075	$ 4,079,377	$ 3,197,981	$ 7,775,387
Depreciation and amortization	$ 5,670	$ 24,000	$ 236,840	$ 37,566	$ 56,142	$ 73,283
Expenditures for segment assets	$ 2,226	$ 9,434	$ 289,472	$ 33,160	$ 51,604	$ 170,038

	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate	Elimination and other	Consolidated
Total volume of trading transactions:					
Outside customers	$ 4,831,472	$12,372,415	$ 431,792	$ 5,066	$96,438,132
Inter-segment	260,887	4,961,104	46,679	(7,505,660)	–
Total	$ 5,092,359	$17,333,519	$ 478,471	$ (7,500,594)	$96,438,132
Gross trading profit	$ 85,783	$ 650,339	$ 132,179	$ (91,915)	$ 4,278,264
Segment net income (loss)	$ 783	$ (13,075)	$ 95,198	$ (134,613)	$ 19,434
Segment assets	$ 1,545,632	$ 5,504,887	$13,808,340	$ (4,668,236)	$52,682,575
Depreciation and amortization	$ 2,660	$ 59,811	$ 75,160	$ (6,915)	$ 564,217
Expenditures for segment assets	$ 500	$ 83,141	$ 39,632	$ (5,528)	$ 673,679

Year ended March 31, 1999	Textile	Metals	Machinery	Energy and chemicals	Agri-marine products	Construction, forest products and general merchandise
	Millions of yen					
Total volume of trading transactions:						
Outside customers	¥ 801,497	¥ 1,164,000	¥ 4,033,389	¥ 1,819,117	¥ 1,088,443	¥ 1,177,516
Inter-segment	13,432	171,440	69,114	36,049	29,344	33,852
Total	¥ 814,929	¥ 1,335,440	¥ 4,102,503	¥ 1,855,166	¥ 1,117,787	¥ 1,211,368
Gross trading profit	¥ 29,263	¥ 45,924	¥ 167,292	¥ 54,518	¥ 67,787	¥ 70,293
Segment net income (loss)	¥ (7,876)	¥ (6,124)	¥ (3,516)	¥ (4,453)	¥ 767	¥ (16,923)
Segment assets	¥ 223,134	¥ 512,223	¥ 1,915,879	¥ 421,238	¥ 319,275	¥ 893,297
Depreciation and amortization	¥ 831	¥ 2,778	¥ 22,906	¥ 7,979	¥ 6,475	¥ 7,984
Expenditures for segment assets	¥ 1,525	¥ 15,363	¥ 62,980	¥ 5,429	¥ 5,126	¥ 24,032

	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate	Elimination and other	Consolidated
Total volume of trading transactions:					
Outside customers	¥ 624,074	¥ 1,208,062	¥ 44,698	¥ (639)	¥11,960,157
Inter-segment	39,477	753,323	2,080	(1,148,111)	–
Total	¥ 663,551	¥ 1,961,385	¥ 46,778	¥ (1,148,750)	¥11,960,157
Gross trading profit	¥ 12,170	¥ 74,980	¥ 8,499	¥ (8,370)	¥ 522,356
Segment net income (loss)	¥ 11,480	¥ (2,826)	¥ (33,073)	¥ (55,185)	¥ (117,729)
Segment assets	¥ 197,125	¥ 773,525	¥ 1,506,888	¥ (250,743)	¥ 6,511,841
Depreciation and amortization	¥ 339	¥ 3,469	¥ 6,143	¥ (1,192)	¥ 57,712
Expenditures for segment assets	¥ 939	¥ 12,476	¥ 3,872	¥ –	¥ 131,742

Elimination and other includes differences in accounting principles generally accepted in Japan and those in the United States of America. The principal differences are described in Note 1.

The segment information to conform to the new segments for the year ended March 31, 1998 was not restated as it would be impracticable.

The segment information by geographic area, which had been previously utilized as management segment information, for the years ended March 31, 2000, 1999 and 1998 is as follows:

	Millions of yen							
Year ended March 31, 2000	Japan	North America	Europe	Asia - Oceania	Other	Total	Eliminations	Consolidated
Total volume of trading transactions:								
Outside customers	¥7,338,374	¥1,067,212	¥344,575	¥819,671	¥652,610	¥10,222,442	¥ -	¥ 10,222,442
Inter-area	1,875,194	221,838	59,691	107,832	81,172	2,345,727	(2,345,727)	-
Total	¥9,213,568	¥1,289,050	¥404,266	¥927,503	¥733,782	¥12,568,169	¥ (2,345,727)	¥ 10,222,442
Segment operating profit (loss)	¥ (5,372)	¥ 7,782	¥ 2,218	¥ 6,331	¥ 5,380	¥ 16,339	¥ (9)	¥ 16,330
Other income and expenses								(10,911)
Income before income taxes and equity in earnings								¥ 5,419
Depreciation and amortization	¥ 42,063	¥ 7,889	¥ 3,607	¥ 2,911	¥ 3,337	¥ 59,807	¥ -	¥ 59,807
Provision for doubtful accounts	¥ 23,584	¥ (747)	¥ 1,493	¥ 1,353	¥ (28)	¥ 25,655	¥ -	¥ 25,655
Segment assets	¥2,873,039	¥ 335,633	¥271,532	¥195,834	¥142,199	¥3,818,237	¥ (244,017)	¥ 3,574,220
Other assets								2,010,133
Total assets								¥ 5,584,353
Expenditures for segment assets	¥ 47,506	¥ 13,470	¥ 3,655	¥ 2,269	¥ 4,510	¥ 71,410	¥ -	¥ 71,410

	Thousands of U.S. dollars							
Year ended March 31, 2000	Japan	North America	Europe	Asia - Oceania	Other	Total	Eliminations	Consolidated
Total volume of trading transactions:								
Outside customers	$69,229,943	$10,068,038	$3,250,708	$7,732,745	$6,156,698	$96,438,132	$ -	$96,438,132
Inter-area	17,690,510	2,092,811	563,122	1,017,283	765,774	22,129,500	(22,129,500)	-
Total	$86,920,453	$12,160,849	$3,813,830	$8,750,028	$6,922,472	$118,567,632	$(22,129,500)	$96,438,132
Segment operating profit (loss)	$ (50,679)	$ 73,415	$ 20,925	$ 59,726	$ 50,755	$ 154,142	$ (85)	154,057
Other income and expenses								(102,934)
Income before income taxes and equity in earnings								$ 51,123
Depreciation and amortization	$ 396,821	$ 74,425	$ 34,028	$ 27,462	$ 31,481	$ 564,217	$ -	$ 564,217
Provision for doubtful accounts	$ 222,490	$ (7,047)	$ 14,085	$ 12,764	$ (264)	$ 242,028	$ -	$ 242,028
Segment assets	$27,104,141	$ 3,166,349	$2,561,623	$1,847,491	$1,341,500	$36,021,104	$ (2,302,047)	33,719,057
Other assets								18,963,518
Total assets								$52,682,575
Expenditures for segment assets	$ 448,170	$ 127,075	$ 34,481	$ 21,406	$ 42,547	$ 673,679	$ -	$ 673,679

Year ended March 31, 1999	Japan	North America	Europe	Asia - Oceania	Other	Total	Eliminations	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥ 8,157,481	¥1,886,286	¥ 432,259	¥ 737,458	¥ 746,673	¥11,960,157	¥ –	¥11,960,157
Inter-area	2,520,542	322,181	56,455	195,582	76,682	3,171,442	(3,171,442)	–
Total	¥10,678,023	¥2,208,467	¥ 488,714	¥ 933,040	¥ 823,355	¥15,131,599	¥(3,171,442)	¥11,960,157
Segment operating profit (loss)	¥ (5,360)	¥ 12,570	¥ 3,932	¥126	¥ 4,038	¥ 15,306	¥ (2,461)	¥ 12,845
Other income and expenses								(162,749)
Loss before income taxes and equity in losses								¥ (149,904)
Depreciation and amortization	¥ 38,816	¥ 5,207	¥ 5,723	¥ 3,629	¥ 4,337	¥ 57,712	¥ –	¥ 57,712
Provision for doubtful accounts	¥ 43,793	¥ 1,156	¥ 1,117	¥ 4,084	¥ 1,144	¥ 51,294	¥ –	¥ 51,294
Segment assets	¥ 3,722,708	¥ 481,106	¥ 391,953	¥ 244,255	¥ 163,132	¥ 5,003,154	¥ (865,296)	¥ 4,137,858
Other assets								2,373,983
Total assets								¥ 6,511,841
Expenditures for segment assets	¥ 76,096	¥ 22,154	¥ 6,174	¥ 16,798	¥ 10,520	¥ 131,742	¥ –	¥ 131,742

Year ended March 31, 1998	Japan	North America	Europe	Asia - Oceania	Other	Total	Eliminations	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥ 9,276,291	¥1,916,786	¥ 486,114	¥ 809,677	¥1,151,649	¥13,640,517	¥ –	¥13,640,517
Inter-area	3,281,602	379,408	64,022	201,501	77,710	4,004,243	(4,004,243)	–
Total	¥12,557,893	¥2,296,194	¥ 550,136	¥1,011,178	¥1,229,359	¥17,644,760	¥(4,004,243)	¥13,640,517
Segment operating profit	¥ 64,388	¥ 7,197	¥ 4,852	¥ 5,803	¥ 4,265	¥ 86,505	¥ (1,102)	¥ 85,403
Other income and expenses								(30,481)
Income before income taxes and equity in losses								¥ 54,922
Depreciation and amortization	¥ 29,528	¥ 3,915	¥ 1,685	¥ 2,352	¥ 5,511	¥ 42,991	¥ –	¥ 42,991
Provision for doubtful accounts	¥ 7,156	¥ 499	¥ 289	¥ 997	¥ 167	¥ 9,108	¥ –	¥ 9,108
Segment assets	¥ 4,010,810	¥ 552,188	¥ 517,960	¥ 271,654	¥ 195,568	¥ 5,548,180	¥ (833,811)	¥ 4,714,369
Other assets								2,673,732
Total assets								¥ 7,388,101
Expenditures for segment assets	¥ 54,249	¥ 12,360	¥ 2,911	¥ 2,875	¥ 5,991	¥ 78,386	¥ –	¥ 78,386

Operating profit or loss is composed of gross trading profit less selling, general and administrative expenses and provision for doubtful accounts. Other assets consist primarily of cash and cash equivalents, time deposits, securities investments and investments in affiliated companies. Inter-area transactions are generally priced in accordance with the prevailing market prices.

Total volumes of trading transactions by country are as follows:

Country	Millions of yen 2000	1999	1998	Thousands of U.S. dollars 2000
Japan	¥ 7,338,374	¥ 8,157,481	¥ 9,276,291	$69,229,943
United States of America	1,045,834	1,849,499	1,876,554	9,866,359
Singapore	220,840	251,881	512,354	2,083,396
Other	1,617,394	1,701,296	1,975,318	15,258,434
Total	¥10,222,442	¥11,960,157	¥13,640,517	$96,438,132

Total volumes of trading transactions are attributed to countries based on the location of operations.

Long-lived assets by country are as follows:

Country	Millions of yen 2000	1999	1998	Thousands of U.S. dollars 2000
Japan	¥ 607,467	¥ 641,924	¥ 586,061	$ 5,730,821
United States of America	93,761	96,455	52,083	884,538
Australia	25,589	32,434	23,427	241,406
Other	90,478	110,143	116,977	853,565
Total	¥ 817,295	¥ 880,956	¥ 778,548	$ 7,710,330

Total volumes of trading transactions with external customers by product are as follows:

Product	Millions of yen 2000	1999	1998	Thousands of U.S. dollars 2000
Machinery	¥ 2,970,731	¥ 4,299,086	¥ 4,512,563	$28,025,764
Energy and chemicals	2,471,616	2,178,467	2,941,059	23,317,132
Metals	1,411,970	1,691,060	1,868,737	13,320,472
Agri-marine products	1,288,648	1,398,054	1,488,367	12,157,057
Construction, forest products and general merchandise	1,261,452	1,392,453	1,655,391	11,900,491
Textile	818,025	1,001,037	1,174,400	7,717,216
Total	¥10,222,442	¥11,960,157	¥13,640,517	$96,438,132

There is no concentration by customer.

13. Foreign Currency Transactions

Gains or losses resulting from the settlement of receivables and payables denominated in currencies other than the functional currencies and incurred in the course of normal trading activities of the Companies, are considered a portion of merchandise costs and are included in gross trading profit in the accompanying consolidated statements of operations. It is not feasible to segregate these cost elements from total merchandise costs.

Net foreign currency transaction losses included in other income (expenses) - net amounted to ¥13,794 million ($130,132 thousand), ¥6,288 million and ¥3,339 million for the years ended March 31, 2000, 1999 and 1998, respectively. Net foreign currency transaction gains and losses include translation gains and losses resulting from remeasuring the financial statements of certain subsidiaries in highly inflationary economies into Japanese yen.

14. Financial Instruments

Risk management The Company and certain of its subsidiaries have separate departments which confirm its financial transactions with the counterparties from the departments which execute them. The Company has as its "middle-office" a "Financial Control Department," which is strictly independent of its Finance Department, in its Tokyo Head Office. The Financial Control Department independently performs direct confirmation procedures with the counterparties to each transaction and the month-end outstanding balances, analyzes various risks and exposures, reports the results of the analysis, and monitors and controls financial risks on the whole. In addition, the Financial Control Department obtains derivative transaction data from the financial subsidiaries and foreign corporate subsidiaries, reports to management periodically, and strengthens the Company's unified global control over derivative transactions. Effective April 1, 2000, the function of the Financial Control Department was replaced by the Risk Management Division, which monitors all risks of the group companies.

Substantially all the derivative instruments which the Company and certain of its subsidiaries hold are utilized as a means of hedging the related market risks, and gains and losses on the derivative instruments are offset against losses and gains on the hedged assets and liabilities. Although the Company and certain subsidiaries are exposed to credit risks in the event of nonperformance by the counterparties, they minimize such risks by avoiding a concentration of counterparties, selecting counterparties with high credit ratings and maintaining strict credit control.

Foreign exchange contracts The Company and certain of its subsidiaries utilize foreign exchange contracts to hedge transactions and balances denominated in foreign currencies.

Interest rate swap agreements, including interest rate and currency swap agreements The Company and certain of its subsidiaries utilize interest rate swap agreements principally to reduce the impact of changes in interest rates on interest-bearing assets and liabilities. In addition, the Company and certain of its subsidiaries enter into interest rate swap agreements for trading purposes.

Other derivative instruments The Company and certain of its subsidiaries utilize other derivative instruments such as futures contracts primarily in order to hedge the risks associated with certain inventories or commitments, the fair value of which totaled ¥183 million ($1,726 thousand) in losses as of March 31, 2000. In addition, the Company and certain of its subsidiaries enter into such derivative contracts for trading purposes, the fair value of which totaled ¥209 million ($1,972 thousand) in losses as of March 31, 2000.

Fair value of financial instruments The estimated fair value of the financial instruments of the Companies has been determined using the available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

The following methodologies and assumptions were used by the Companies in estimating the fair value disclosures of the financial instruments:

Cash and cash equivalents, and time deposits: the carrying amounts of the cash and cash equivalents, and time deposits reflected in the consolidated balance sheets approximate their fair value.

Investment securities, securities and other investments: the fair value of marketable equity securities is based on quoted market prices. The carrying amount of the marketable equity securities reflected in the balance sheets represents their fair value. The fair value of investments in debt securities is based on quoted market prices or estimated using discounted cash flow analyses, based on the estimated current rates offered to the issuers for securities with similar terms and remaining maturities. It was not practicable to estimate the fair value of the investments other than marketable equity securities and debt securities without incurring excessive costs. The carrying amount of the portion of the portfolio for which fair value could not be estimated was ¥207,070 million ($1,953,490 thousand) and ¥216,224 million at March 31, 2000 and 1999, respectively, and represents the original cost of this portion of the portfolio, which management believes is not impaired.

Long-term notes, loans and accounts receivable - trade: the fair value of long-term notes, loans and accounts receivable - trade is estimated using discounted cash flow analyses, based on the interest rates currently being offered to the borrowers for similar long-term notes, loans and accounts receivable - trade with similar credit ratings. The fair value of accounts receivable with collectibility concerns is reflected at their carrying value less the related allowance for doubtful accounts.

Short-term loans: the carrying amount of the short-term loans reflected in the accompanying consolidated balance sheets approximates their fair value.

Long-term debt: the fair value of long-term debt is estimated using discounted cash flow analyses, based on the current borrowing rates for borrowing arrangements with similar terms and remaining maturities.

Foreign exchange contracts: the fair value of foreign exchange contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

Interest rate swap agreements: the fair value of interest rate swap agreements is estimated using discounted cash flow analyses, based on the current swap rates for interest rate swap agreements with similar terms and remaining periods.

The notional amount, carrying amounts and fair value of interest rate swap agreements and foreign currency contracts held for other than trading at March 31, 2000 and 1999 were as follows (amounts in parentheses represent liabilities):

	Millions of yen					
	2000			1999		
	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Short-term investments in debt securities	–	¥ 189,918	¥ 190,223	–	¥ 325,494	¥ 325,968
Long-term investments in debt securities	–	252,206	250,862	–	249,605	250,314
Long-term notes, loans and accounts receivable - trade (less allowance for doubtful accounts)	–	588,916	589,166	–	753,176	753,649
Long-term debt	–	(2,826,223)	(2,869,913)	–	(2,989,267)	(3,017,087)
Interest rate swaps	¥ 1,980,099	1,940	42,340	¥ 2,185,169	(9,971)	36,808
Foreign exchange contracts	292,626	(98)	(319)	344,369	3,947	4,106

	Thousands of U.S. dollars		
	2000		
	Notional amount	Carrying amount	Fair value
Short-term investments in debt securities	–	$ 1,791,679	$ 1,794,557
Long-term investments in debt securities	–	2,379,302	2,366,623
Long-term notes, loans and accounts receivable - trade (less allowance for doubtful accounts)	–	5,555,812	5,558,170
Long-term debt	–	(26,662,481)	(27,074,651)
Interest rate swaps	$ 18,680,179	18,301	399,434
Foreign exchange contracts	2,760,623	(925)	(3,009)

For interest rate swaps held for trading, the notional amounts and fair values as of March 31, 2000, and the average fair values and net gain during the year ended at March 31, 2000 were as follows:

	Millions of yen	Thousands of U.S. dollars
Notional amount	¥ 106,929	$ 1,008,764
Fair Value (Asset)	468	4,415
Average fair value (Asset)	568	5,358
Net gain	509	4,802

15. Concentration of Credit Risk

Although the Companies operate in a general trading business, their fields of business comprise export, import, domestic and offshore trading in a wide variety of industrial, agricultural and consumer products, and also involve all levels of the production process from planning, investment, and research and development, through production, distribution and marketing. In addition, the Companies operate in substantially all geographic areas of the world, and their customers are diversified. Accordingly, management of the Companies believes there is no significant concentration of credit risk among their customers or in their investments. The Companies require collateral to the extent considered necessary.

16. Commitments and Contingent Liabilities

Rental expenses, primarily for office space and equipment, amounted to ¥18,823 million ($177,575 thousand), ¥23,662 million and ¥22,359 million for the years ended March 31, 2000, 1999 and 1998, respectively. At March 31, 2000, the future minimum lease payments under non-cancelable operating leases were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2001	¥5,722	$53,981
2002	4,922	46,434
2003	3,963	37,387
2004	2,391	22,557
Thereafter	8,132	76,717

The Companies had commitments to make additional investments or loans in aggregate amounts of approximately ¥78,000 million ($735,849 thousand) and ¥105,000 million at March 31, 2000 and 1999, respectively.

At March 31, 2000, the Companies were contingently liable as guarantors of loan obligations of ¥274,119 million ($2,586,028 thousand) in the aggregate, including ¥96,290 million ($908,396 thousand) to affiliated companies. The comparable amounts at March 31, 1999 were ¥385,109 million and ¥113,872 million, respectively.

The Company, its subsidiaries and affiliated companies conduct business activities on a global scale and are involved in transactions which are subject to review and jurisdiction by a wide range of authorities, both in Japan and abroad. Such business activities are not without risk and, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2000 would not have a material effect on the consolidated financial position or results of operations of the Companies.

ERNST & YOUNG

Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo 100-0011
C.P.O. Box 1196, Tokyo 100-8641

Phone: 03 3503-1191
Fax: 03 3503-1277

Report of Independent Auditors

The Board of Directors and Shareholders
Marubeni Corporation
(Marubeni Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of Marubeni Corporation (the "Company") as of March 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2000, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marubeni Corporation at March 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 1. In our opinion, such statements have been translated on such basis.

Ernst & Young

May 18, 2000

Corporate Data

Tokyo Head Office
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan
C.P.O. Box 595, Tokyo 100-8692, Japan
Tel: (03) 3282-2111
Fax: (03) 3282-7456

Osaka Head Office
5-7, Hommachi 2-chome, Chuo-ku, Osaka 541-8588, Japan
C.P.O. Box 1000, Osaka 530-8691, Japan
Tel: (06) 6266-2111
Fax: (06) 6266-4280

Founded
1858

Incorporated
December 1, 1949

Paid-in Capital
¥194,039,842,190

Number of Shareholders
122,327

Number of Shares Issued and Outstanding
1,494,021,081

Number of Employees
5,344
In addition, there are overseas staff totaling 2,398

Number of Domestic Offices*
27

Number of Overseas Branches & Offices and Overseas Corporate Subsidiaries*
59 overseas branches & offices and 31 overseas corporate subsidiaries with 95 offices for a total of 154 offices in 76 countries

Major Stockholders
The Sumitomo Trust and Banking Co., Ltd. (Trust Account)
The Yasuda Fire & Marine Insurance Co., Ltd.
The Chase Manhattan Bank London
State Street Bank and Trust Company
The Fuji Bank, Limited
The Yasuda Mutual Life Insurance & Company
The Sakura Bank, Limited
The Mitsubishi Trust & Banking Corporation (Trust Account)
The Tokio Marine and Fire Insurance Company, Limited
Nippon Life Insurance Company

Stock Listings
Sapporo, Tokyo, Nagoya, Kyoto, Osaka, Fukuoka, Düsseldorf and Frankfurt stock exchanges

Transfer Agent of Common Stock
The Dai-Ichi Kangyo Fuji Trust & Banking Co., Ltd.

Home Page Address
http: //www.marubeni.co.jp

(As of March 31, 2000, except * as of April 1, 2000)


Udzha
Verkhoyansk
Arctic Circle
Vilyuysk
STANOVOY
MTNS
MANCHURIA
Harbin
Changchun
Fushun
KOREA
Taegu
Kobe
Yokohama
Nagoya
Osaka
Hiroshima
JAPAN
KYUSHU
Kagoshima
Shanghai
Ningbo
Wenzhou
Okinawa
RYUKYU ISLANDS
Taipei
TAIWAN (FORMOSA)
MARIANAS

http://www.marubeni.co.jp

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Printed in Japan